Key metrics
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(302)	(5,828)	1,054	(95)	–
Basic earnings/(loss) per share (CHF)	(0.15)	(3.28)	0.62	(95)	–
Diluted earnings/(loss) per share (CHF)	(0.15)	(3.28)	0.60	(95)	–
Return on equity attributable to shareholders (%)	(2.6)	(51.3)	9.9	–	–
Effective tax rate (%)	37.0	9.7	31.6	–	–
Core Results (CHF million, except where indicated)
Net revenues	4,750	4,189	6,471	13	(27)
Provision for credit losses	104	40	25	160	316
Total operating expenses	4,406	9,468	4,552	(53)	(3)
Income/(loss) before taxes	240	(5,319)	1,894	–	(87)
Cost/income ratio (%)	92.8	226.0	70.3	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,180.8	1,214.1	1,365.9	(2.7)	(13.6)
Net new assets	10.5	2.1	14.9	400.0	(29.5)
Balance sheet statistics (CHF million)
Total assets	813,898	820,805	904,390	(1)	(10)
Net loans	270,248	272,995	270,774	(1)	0
Total shareholders' equity	44,997	44,382	43,396	1	4
Tangible shareholders' equity	40,123	39,378	34,672	2	16
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	283,937	294,950	288,514	(4)	(2)
CET1 ratio (%)	13.6	14.3	13.8	–	–
Look-through CET1 ratio (%)	11.4	11.4	10.0	–	–
Look-through CET1 leverage ratio (%)	3.3	3.3	2.6	–	–
Look-through Tier 1 leverage ratio (%)	4.4	4.5	3.6	–	–
Share information
Shares outstanding (million)	1,946.4	1,951.5	1,563.5	0	24
of which common shares issued	1,957.4	1,957.4	1,607.2	0	22
of which treasury shares	(11.0)	(5.9)	(43.7)	86	(75)
Book value per share (CHF)	23.12	22.74	27.76	2	(17)
Tangible book value per share (CHF)	20.61	20.18	22.18	2	(7)
Market capitalization (CHF million)	26,640	42,456	42,076	(37)	(37)
Number of employees (full-time equivalents)
Number of employees	47,760	48,210	46,410	(1)	3
See relevant tables for additional information on these metrics.

Financial Report 1Q16

Financial Report 1Q16
Message from the Chairman and the Chief Executive Officer
Credit Suisse results
Credit Suisse at a glance
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Message from the Chairman and the Chief Executive Officer

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

Dear shareholders
In the first three months of 2016, we continued to focus on execution with three clear priorities: delivering profitable growth in our wealth management focused divisions, accelerating our cost reduction efforts and maintaining our strong capital position.
Financial performance
In 1Q16, Credit Suisse reported a net loss attributable to shareholders of CHF 302 million and a pre-tax loss of CHF 484 million. On an adjusted* basis, a pre-tax loss of CHF 173 million was recorded, mainly reflecting a decrease in net revenues in Global Markets (GM) due to the difficult market environment as well as mark-to-market losses due to adverse market movements and, to a lesser extent, to the de-risking of our portfolio. The performance of our Investment Banking & Capital Markets (IBCM) division was also affected by adverse operating conditions. Meanwhile, the Strategic Resolution Unit (SRU) continued to prove efficient in winding down risk-weighted assets, leverage exposure, costs and businesses that no longer fit our strategic direction.
The overall results for the Group reflect challenges in the global economy that created unique pressures for the finance industry – January and February were very challenging months for international financial markets. However, these results also contain clear indications that our strategy is gaining traction in our chosen markets in Asia Pacific (APAC), International Wealth Management (IWM) and Switzerland. We are very encouraged by the strong underlying performance of our wealth management focused divisions. Compared to 4Q15, Swiss Universal Bank (Swiss UB), APAC and IWM divisions grew their adjusted* pre-tax income in 1Q16 by 39%, 70% and 21%, respectively. In addition, our wealth management focused divisions delivered approximately CHF 1 billion of adjusted* pre-tax income. In particular, we saw profitable growth and inflows of quality new assets into these divisions during the quarter, with net new assets of CHF 4.3 billion, CHF 6.91 billion and CHF 3.0 billion for APAC, IWM and the Swiss UB, respectively. The performance of our business based on our new strategy thus remains very positive overall.

Continued progress in implementing our strategy
Credit Suisse has a clear ambition: to be a leading private bank and wealth manager with strong investment banking capabilities, both in developed and emerging economies. In that context, we have been recruiting relationship managers to help drive growth: at end-1Q16, we had a total of 630 relationship managers in APAC, an increase of 40 relationship managers during that quarter alone and an increase of 100 relationship managers compared to 1Q15. In IWM, we also initiated the hiring of 90 new relationship managers in 1Q16, of which 40 joined and 50 are committed to join in 2016, with two-thirds focused on clients in emerging markets. Our ability to recruit experienced and quality relationship managers underscores their confidence in our strategy and business model. These new hires are also attracted by the high degree of responsibility and accountability that we give to our employees, promoting a culture of integrity and compliance. Reflecting the growth of our wealth management focused divisions, we saw stronger activity with ultra-high-net-worth (UHNWI) clients, entrepreneurs and corporate clients in APAC and we further increased mandates penetration in IWM and the Swiss UB division.
In parallel to this focus on growth, a clear priority in the execution of our strategy is to lower Credit Suisse’s cost base by 2018. We have already made substantial progress on the accelerated Group-wide cost reduction program we announced on March 23, 2016. We are on track to deliver our targeted gross cost savings by end-2016 and we are confident that we will reduce our operating cost base to CHF 19.8 billion by the end of this year and to below CHF 18.0 billion by end-2018. In 1Q16, we achieved – on an annualized basis – more than half of the CHF 1.4 billion of net cost savings we are targeting for 2016. This cost savings target includes a headcount reduction of 6,000 by end-2016. Clearly, this is a painful process for all employees concerned. However, we are convinced that the implementation of disciplined cost savings is a vital step to strengthen Credit Suisse’s resilience and increase our ability to remain profitable through the economic cycle. The fact that we are, in parallel, recruiting in our targeted growth areas is evidence that we are continuing to invest in the long-term future of the bank.
Our investment banking operations are important for the success of our strategy in the long term. To be able to create value for our clients – UHNWIs, high-net-worth individuals and entrepreneurs with closely interconnected wealth management and investment banking needs – we require distinctive investment banking capabilities.
The downsizing and de-risking of our investment bank is an important component of our strategy. We aim to make our GM division less capital intensive and to produce more stable earnings with a more fee-based and client-driven model. We have therefore significantly de-risked our GM activities. GM will continue to provide a differentiated product offering and crucial support to our wealth management clients and our IBCM division. At the same time, it will focus on its top institutional clients by making targeted use of its capital to increase its share of wallet among our chosen clients. We expect that this strategy will ensure that the capital allocated to GM will be put to the best use and will be focused on servicing large, quality relationships where we enjoy a substantial share of wallet.
IBCM is a strong, capital-efficient franchise with businesses that are expected to deliver a high return on regulatory capital under normalized market conditions. In 1Q16, we continued to successfully pivot IBCM towards M&A and equity capital market activities while maintaining our position in leveraged finance. We also made further targeted investments in IBCM, including strategic new hires to expand our client coverage footprint.
Capital position
When we presented the new strategy for Credit Suisse in October 2015, the Board of Directors and the Executive Board agreed that it was vital to significantly strengthen the bank’s capital base in view of the planned restructuring of our businesses and difficult market conditions. Despite the losses we incurred in 1Q16, we maintained our strong capital position thanks to effective capital management and cost control. At end-1Q16, we reported a look-through CET1 capital ratio of 11.4%, unchanged from end-4Q15, which is the highest that we have ever achieved. The look-through CET1 capital ratio represents an important measure of a bank’s capital position and fully applies all regulatory requirements as applicable as of 2019. For the remainder of 2016, we aim to maintain a look-through CET1 capital ratio of between 11-12%2 to allow us to continue our restructuring while also investing additional capital in our Core businesses to fund further growth. The accelerated restructuring of the GM division and the cost savings we announced in March 2016 are expected to contribute significantly to making our capital position more resilient. Our look-through CET1 leverage ratio stood at 3.3% at end-1Q16.
Outlook
During 1Q16, we made good progress in implementing our strategy. That said, we are operating in a very challenging market environment. From what we saw during the first weeks of 2Q16, these market conditions are likely to persist over the remainder of the quarter. We are also seeing structural changes in the regulatory assessment of specific asset classes that are impacting our businesses, particularly in the fixed income area. However, we continue to believe that wealth management, supported by our investment banking capabilities, provides a uniquely attractive long-term opportunity for our bank.

Going forward, we will focus on capturing attractive growth potential – particularly in the Asia Pacific region and in other emerging economies – while, at the same time, placing a strong emphasis on developed markets and on Switzerland. We will leverage our integrated service offerings to provide the best possible service and advice to entrepreneurs and UHNWI clients, who represent key client groups for our bank. As we continue through 2016, we are seeing encouraging signs that by executing our strategy with discipline, we can create compelling opportunities for the bank, our employees and our clients and shareholders in the longer term.
We would like to express our sincere thanks to all Credit Suisse employees around the globe for their continued hard work, dedication and support. We would also like to thank our clients and our shareholders for the trust they place in Credit Suisse.
Best regards
Urs Rohner                        Tidjane Thiam
Chairman of the                 Chief Executive Officer
Board of Directors
May 2016
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the “Reconciliation of adjusted results” tables in I – Credit Suisse results.
1 IWM net new assets represent net new assets for Private Banking and Asset Management together and not adjusted for assets managed across businesses.
2 Making no provisions for significant litigation expenses.
Important information
When we refer to wealth management focused divisions throughout this document, we mean APAC, IWM and Swiss UB.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of return on 10% of average risk-weighted assets and return on 3.5% of average leverage exposure.
Cost reduction program based on 2015 cost base and measured on constant FX rates and based on the expense run rate excluding major litigation expenses, restructuring costs, goodwill impairment charges and certain non-recurring items for annualization but including other costs to achieve savings.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related assets under management, excluding those from the external asset manager business.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.

Credit Suisse results
Credit Suisse at a glance
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We take a balanced approach to capture the wealth management opportunities in emerging markets, the largest of which is in the Asia Pacific region, while also serving key developed markets with an emphasis on Switzerland. Founded in 1856, we today have a global reach with operations in about 50 countries and 47,760 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our private banking business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals and retail clients. Our corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions.
International Wealth Management
The International Wealth Management division offers tailored financial solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America through its private banking business. The division’s footprint spans emerging economies as well as mature European markets and it has access to the broad spectrum of Credit Suisse’s global resources and capabilities. Our asset management business offers investment solutions and services globally to our private banking businesses and a wide range of other clients, including pension funds, governments, foundations and endowment funds, corporations and individuals.
Asia Pacific
The Asia Pacific division offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, drawing on Credit Suisse’s global resources. The division is well positioned to capture market opportunities in Asia Pacific, which is experiencing rapid wealth creation and where the number of ultra-high-net-worth individuals is growing. We offer institutional investors access to broader financial markets and differentiated product offerings.
Global Markets
The Global Markets division offers a broad range of equities and fixed income products and services and focuses on client-driven businesses and on supporting Credit Suisse’s private banking businesses and their clients. Our suite of products and services includes global securities sales, trading and execution services, prime brokerage, underwriting and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors – including pension funds and hedge funds – and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Operating environment
Global economic activity was moderate during 1Q16, with subdued activity in developed economies and weaker activity in emerging markets. Major equity markets declined sharply in the first half of the quarter, but recovered in the second half. World bank stocks underperformed global equity markets and government bond yields declined. The US dollar weakened against most other major currencies except for the British pound.
Economic environment
US economic growth was moderate in 1Q16, as indicated by retail sales, industrial production, capital goods shipments and trade data. Labor market conditions continued to be favorable, although there were no signs of rising wage pressure. US inflation, excluding energy and food prices, increased further. In the eurozone, business surveys and inflation metrics weakened compared to the previous quarter, although industrial production data was in line with modest gross domestic product growth. In emerging markets, economic activity weakened in Brazil, while it was mixed in China and Russia.
The US Federal Reserve (Fed) kept interest rates unchanged in 1Q16 and signaled a slower pace of increases during 2016 than previously indicated. The European Central Bank (ECB) announced further monetary easing measures at its March 2016 meeting, including cuts in all main interest rates, an increase in the asset purchase program and additional bank funding measures. The People’s Bank of China eased monetary policy again by reducing bank reserve requirements. Central bank rates in major emerging markets, such as India, Brazil and Russia, remained unchanged.
In the first half of 1Q16, major equity markets declined sharply due to weaker than expected macroeconomic data in developed economies, economic growth concerns in China and low oil prices. Since the middle of February 2016, equity markets recovered supported by a gradual improvement in economic data expectations, particularly in the US and the eurozone, a recovery in commodity markets and low interest rates from major central banks (refer to the charts “Equity markets”). Among developed markets, Canadian and US equities outperformed during 1Q16. Japanese, Swiss and eurozone equities underperformed, driven by currency appreciation. Emerging market equities, particularly in Latin America, benefitted from the US dollar weakness and a commodities rally in the second half of the quarter. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), increased sharply during the first half of the quarter, but decreased gradually towards the second half. Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, was low, but gradually increased during the quarter. The Credit Suisse Hedge Fund Index decreased 2.2% in 1Q16.

Government bond yields declined in 1Q16, led by the long end of the maturity curve (refer to the charts “Yield curves”) as risk aversion increased significantly until mid-February and major central banks signaled a continued low interest rate environment. Among major government bond markets, US treasury bonds and UK gilts outperformed. In contrast, after a very strong 2015 performance, Canadian bonds underperformed due to improving economic momentum and the rebound in commodity prices since mid-February. The ECB measures did not result in significantly tighter euro credit spreads, with US investment grade and high yield corporate bonds posting higher total returns than European credits. Inflation-linked bonds were negatively impacted by the slight decrease in long-term inflation expectations related to the decline in commodity prices in the first half of the quarter, and were outperformed by nominal bonds in 1Q16. Emerging market sovereign hard currency bonds outperformed developed market credit segments in 1Q16. Emerging market sovereign local currency bonds exhibited the best performance in US dollar terms, supported by lower yields in domestic markets as well as positive emerging market currency gains.
The US dollar depreciated against most other major currencies in 1Q16, except against the British pound, as a result of the expectations of a slower pace of interest rate increases during 2016 signaled by the Fed. Commodity-driven currencies, such as the Australian and Canadian dollar, appreciated as commodity prices rose from their multi-year lows in February. The Swiss franc remained stable against the euro. The weakest currency among the G-10 countries was the British pound. Currencies of commodity-exporting countries in emerging markets such as the Russian ruble and Brazilian real strengthened.
Commodities experienced a volatile 1Q16. Oil prices decreased before a strong recovery in the second half of the quarter. Gold prices had a positive start to the year due to continued low interest rate expectations and US dollar weakness. The Credit Suisse Commodities Benchmark ended the quarter slightly lower.

Market volumes (growth in %)
	Global		Europe
end of 1Q16	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	13	(2)	8	(12)
Announced mergers and acquisitions [2]	(54)	(18)	(35)	1
Completed mergers and acquisitions [2]	(21)	(10)	29	1
Equity underwriting [2]	(36)	(50)	(71)	(63)
Debt underwriting [2]	24	(23)	64	(19)
Syndicated lending – investment grade [2]	(40)	(13)	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
Financials were among the weakest equity sectors. World bank stocks significantly underperformed global equity markets in 1Q16, and European bank stocks underperformed world bank stocks (refer to the charts “Equity markets”).
In private banking, the low interest rate environment, global growth concerns and the uncertainty about the central banks’ monetary policies provided challenging market conditions. The sector continues to adapt to significant structural pressure from industry-specific regulatory changes, tax regularization and anti-money laundering initiatives. In particular, regulatory requirements for investment advisory services continue to increase, including the areas of suitability and appropriateness of advice, client information and documentation.
For investment banking, global equity trading volumes increased compared to 4Q15, but decreased slightly compared to 1Q15. Global announced and completed mergers and acquisitions (M&A) volumes decreased significantly compared to 4Q15 and 1Q15. Global and European equity underwriting volumes were significantly lower compared to 4Q15 and 1Q15. Global and European debt underwriting volumes were higher compared to 4Q15 but lower compared to 1Q15. Compared to 4Q15, total US fixed income trading volumes were higher, but slightly lower compared to 1Q15.

Credit Suisse
In 1Q16, we recorded a net loss attributable to shareholders of CHF 302 million. As of the end of 1Q16, our Basel III CET1 ratio was 13.6% and 11.4% on a look-through basis. Our risk-weighted assets were CHF 280.4 billion.
Results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net interest income	2,011	2,194	2,152	(8)	(7)
Commissions and fees	2,675	2,914	2,979	(8)	(10)
Trading revenues	(271)	(1,349)	1,390	(80)	–
Other revenues	223	451	126	(51)	77
Net revenues	4,638	4,210	6,647	10	(30)
Provision for credit losses	150	133	30	13	400
Compensation and benefits	2,482	3,149	2,976	(21)	(17)
General and administrative expenses	1,848	2,808	1,738	(34)	6
Commission expenses	387	409	392	(5)	(1)
Goodwill impairment	0	3,797	0	(100)	–
Restructuring expenses	255	355	–	(28)	–
Total other operating expenses	2,490	7,369	2,130	(66)	17
Total operating expenses	4,972	10,518	5,106	(53)	(3)
Income/(loss) from continuing operations before taxes	(484)	(6,441)	1,511	(92)	–
Income tax expense/(benefit)	(179)	(627)	477	(71)	–
Net income/(loss)	(305)	(5,814)	1,034	(95)	–
Net income/(loss) attributable to noncontrolling interests	(3)	14	(20)	–	(85)
Net income/(loss) attributable to shareholders	(302)	(5,828)	1,054	(95)	–
Statement of operations metrics (%)
Return on regulatory capital	–	–	10.7	–	–
Cost/income ratio	107.2	249.8	76.8	–	–
Effective tax rate	37.0	9.7	31.6	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.15)	(3.28)	0.62	(95)	–
Diluted earnings/(loss) per share	(0.15)	(3.28)	0.60	(95)	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	(2.6)	(51.3)	9.9	–	–
Return on tangible equity attributable to shareholders [1]	(3.0)	(62.7)	12.4	–	–
Balance sheet statistics (CHF million)
Total assets	813,898	820,805	904,390	(1)	(10)
Risk-weighted assets [2]	280,382	289,946	283,095	(3)	(1)
Leverage exposure [2]	969,541	987,628	1,102,728	(2)	(12)
Number of employees (full-time equivalents)
Number of employees	47,760	48,210	46,410	(1)	3
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
1Q16 results
In 1Q16, Credit Suisse reported a net loss attributable to shareholders of CHF 302 million compared to net income attributable to shareholders of CHF 1,054 million in 1Q15.
Net revenues of CHF 4,638 million decreased 30% compared to 1Q15, primarily reflecting lower net revenues in Global Markets, the Strategic Resolution Unit, Asia Pacific, Investment Banking & Capital Markets and Swiss Universal Bank, partially offset by higher net revenues in International Wealth Management. Net revenues in Global Markets declined due to challenging market making conditions, continued mark-to-market losses and low levels of client and issuance activity. Net revenues in the Strategic Resolution Unit decreased primarily driven by valuation adjustments in the legacy investment banking portfolio and lower revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business. Net revenues in Asia Pacific decreased, driven by lower equity sales and trading revenues reflecting a strong performance in 1Q15. Lower net revenues in Investment Banking & Capital Markets reflected lower debt and equity underwriting and other revenues, partially offset by higher advisory and other fees. Net revenues in Swiss Universal Bank were slightly lower, mainly due to lower transaction-based revenues and lower recurring commissions and fees, including the impact from the deconsolidation of the cards issuing business in 2015, partially offset by higher net interest income. Net revenues in International Wealth Management increased due to significantly higher net interest income, partially offset by lower transaction- and performance-based revenues.
Provision for credit losses of CHF 150 million primarily reflected net provisions of CHF 68 million in Global Markets, CHF 53 million in Investment Banking & Capital Markets and CHF 46 million in the Strategic Resolution Unit. The overall net increase in provision for credit losses of CHF 120 million from CHF 30 million in 1Q15 was mainly related to increases of CHF 64 million in Global Markets, CHF 53 million in Investment Banking & Capital Markets and CHF 41 million in the Strategic Resolution Unit.
Total operating expenses of CHF 4,972 million decreased 3% compared to 1Q15, primarily reflecting a 17% decrease in compensation and benefits, mainly due to reduced discretionary compensation expenses and lower deferred compensation expenses from prior-year awards reflecting a lower deferral rate, partially offset by a 6% increase in general and administrative expenses, mainly reflecting increased investments in our risk, regulatory and compliance infrastructure. In addition, we incurred CHF 255 million of restructuring expenses in 1Q16 in connection with our new strategy, of which CHF 182 million related to severance and other compensation expenses.
Income tax credit of CHF 179 million recorded in 1Q16 mainly reflected the impact of the geographical mix of results and the impact of a deferred tax asset re-assessment in Switzerland. Overall, net deferred tax assets increased CHF 166 million to CHF 6,291 million, mainly driven by the 1Q16 deferred tax asset re-assessment. Deferred tax assets on net operating losses increased CHF 594 million to CHF 2,348 million during 1Q16. The Credit Suisse effective tax rate was 37.0% in 1Q16, compared to 9.7% in 4Q15.
> Refer to “Note 23 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
1Q16 (CHF million)
Net revenues	1,316	1,108	894	973	369	90	4,750	(112)	4,638
Provision for credit losses	6	(2)	(21)	68	53	0	104	46	150
Compensation and benefits	460	485	403	732	285	(71)	2,294	188	2,482
Total other operating expenses	424	355	261	808	134	130	2,112	378	2,490
of which restructuring expenses	40	9	1	101	27	0	178	77	255
Total operating expenses	884	840	664	1,540	419	59	4,406	566	4,972
Income/(loss) before taxes	426	270	251	(635)	(103)	31	240	(724)	(484)
Return on regulatory capital (%)	14.5	23.4	20.4	–	–	–	2.3	–	–
Cost/income ratio (%)	67.2	75.8	74.3	158.3	113.6	–	92.8	–	107.2
Total assets	215,084	81,097	85,118	272,520	18,341	67,677	739,837	74,061	813,898
Goodwill	603	1,523	1,486	453	623	0	4,688	0	4,688
Risk-weighted assets [1]	63,460	31,950	27,920	70,044	15,878	16,568	225,820	54,562	280,382
Leverage exposure [1]	233,288	84,909	98,772	327,588	38,530	64,241	847,328	122,213	969,541
4Q15 (CHF million)
Net revenues	1,470	1,146	826	1,127	403	(783)	4,189	21	4,210
Provision for credit losses	43	(8)	3	(1)	3	0	40	93	133
Compensation and benefits	524	528	390	968	368	134	2,912	237	3,149
Total other operating expenses	536	646	1,050	3,634	529	161	6,556	813	7,369
of which goodwill impairment	0	0	756	2,661	380	0	3,797	0	3,797
of which restructuring expenses	39	33	3	105	22	0	202	153	355
Total operating expenses	1,060	1,174	1,440	4,602	897	295	9,468	1,050	10,518
Income/(loss) before taxes	367	(20)	(617)	(3,474)	(497)	(1,078)	(5,319)	(1,122)	(6,441)
Return on regulatory capital (%)	12.5	–	–	–	–	–	–	–	–
Cost/income ratio (%)	72.1	102.4	174.3	408.3	222.6	–	226.0	–	249.8
Total assets	218,306	94,033	85,929	262,201	19,800	62,872	743,141	77,664	820,805
Goodwill	567	1,549	1,522	531	639	0	4,808	0	4,808
Risk-weighted assets [1]	59,869	32,407	27,624	73,706	17,824	16,878	228,308	61,638	289,946
Leverage exposure [1]	235,700	99,112	98,698	313,315	42,861	59,723	849,409	138,219	987,628
1Q15 (CHF million)
Net revenues	1,347	1,069	1,088	2,416	400	151	6,471	176	6,647
Provision for credit losses	23	1	(3)	4	0	0	25	5	30
Compensation and benefits	466	511	383	910	342	108	2,720	256	2,976
Total other operating expenses	431	294	243	660	105	99	1,832	298	2,130
Total operating expenses	897	805	626	1,570	447	207	4,552	554	5,106
Income/(loss) before taxes	427	263	465	842	(47)	(56)	1,894	(383)	1,511
Return on regulatory capital (%)	13.8	23.7	29.4	17.3	–	–	16.4	–	10.7
Cost/income ratio (%)	66.6	75.3	57.5	65.0	111.8	–	70.3	–	76.8
Total assets	228,669	95,021	106,442	329,522	14,674	32,315	806,643	97,747	904,390
Goodwill	562	1,523	2,255	3,157	1,007	0	8,504	0	8,504
Risk-weighted assets [1]	59,873	30,615	27,949	71,248	14,665	15,898	220,248	62,847	283,095
Leverage exposure [1]	254,804	92,693	115,305	394,409	35,151	28,029	920,391	182,337	1,102,728
1 Disclosed on a look-through basis.

Employees
Headcount at the end of 1Q16 was 47,760, down 450 from 4Q15, primarily reflecting the impact of our cost efficiency initiatives.
Number of employees
end of	1Q16	4Q15
Number of employees (full-time equivalents)
Swiss Universal Bank	14,210	14,180
International Wealth Management	9,220	9,130
Asia Pacific	6,840	6,670
Global Markets	12,790	13,020
Investment Banking & Capital Markets	2,870	2,800
Strategic Resolution Unit	1,480	2,060
Corporate Center	350	350
Number of employees	47,760	48,210
Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown herein.
The calculation of divisional economic risk capital metrics and associated ratios under the new organization required certain additional assumptions and allocation methods which may not be required for future periods given the level of information then available.
> Refer to “Leverage metrics” and “Economic risk capital review” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and Risk management, respectively, for further information.
As of January 1, 2016, we early adopted certain sections of Accounting Standards Update (ASU) 2016-01, which require that changes in fair value relating to the instrument-specific credit risk of fair value option-elected financial liabilities be presented separately in accumulated other comprehensive income. As a result of the adoption, a reclassification of a gain from retained earnings to accumulated other comprehensive income of CHF 475 million, net of tax, was recorded.
> Refer to “ASC Topic 825 – Financial instruments – Overall” in III – Condensed consolidated financial statements – unaudited – Note 2 – Recently issued accounting standards – Recently adopted accounting standards for further information.
Adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance.
> Refer to “Reconciliation of adjusted results” for further information.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III common equity tier 1 (CET1) capital and leverage ratio.
Acceleration of the announced strategy
On March 23, 2016, we announced a number of additional measures and adjusted financial objectives beyond those announced on October 21, 2015 to further lower our cost base, accelerate the risk-weighted assets and leverage reduction initiatives in the reshaping of our Global Markets business and further strengthen our capital position.
Refer to “Note 3 – Business developments” in III – Condensed consolidated financial statements – unaudited for further information on the acceleration of the announced strategy.

York Capital Management
In November 2010, Credit Suisse’s Asset Management business acquired a significant non-controlling economic interest in York Capital Management (York), a leading global event-driven hedge fund manager, from York’s owners. The transaction provided for earn-out payments based on the five-year financial performance by York, to be covered by an issuance of new shares of Credit Suisse Group AG (approximately 1% of the issued share capital) out of the Group’s authorized share capital in accordance with its articles of association. This share issuance is currently planned for early June 2016 and the newly issued shares will be sold in the market. To that end, prior to the issuance of these shares, Credit Suisse may, in compliance with laws and regulations, in particular with the Financial Market Infrastructure Act and its implementing ordinance, effect transactions which could involve the borrowing and sale of shares of Credit Suisse Group during the second quarter of 2016.
Scrip dividend
The Board of Directors has set the discount for the scrip dividend for the financial year 2015 at 10%.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 29 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 1Q16, 43% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 decreased CHF 4.3 billion to CHF 28.7 billion as of the end of 1Q16, primarily reflecting net sales, mainly in loans held-for-sale, and the foreign exchange translation impact, mainly in trading assets and loans.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 28.2 billion, compared to CHF 29.3 billion as of the end of 4Q15. As of the end of 1Q16, these assets comprised 3% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 9%, respectively, as of the end of 4Q15.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
Following the entry into effect on December 4, 2015 of the European Commission’s (EC) equivalence decision regarding the regulatory regime of Central Counterparties (CCPs) established in the Republic of Korea, the European Securities and Markets Authority (ESMA) published on March 22, 2016 a memorandum of understanding (MoU) it has entered into with the South Korean Financial Services Commission and Financial Supervisory Service under the “European Market Infrastructure Regulation” (EMIR). The MoU establishes co-operation arrangements regarding CCPs established and authorized in South Korea which have applied to ESMA for recognition under EMIR in order to provide clearing services to clearing members or trading venues established in the EU. The memorandum of understanding provides ESMA with tools to monitor those South Korean CCPs’ on-going compliance with the recognition conditions in EMIR.
On March 31, 2016, the Prudential Regulation Authority issued a supervisory statement on corporate governance, focusing on board responsibilities. The supervisory statement addresses areas such as culture, risk appetite and risk management, board composition, the roles of executive and non-executive directors, board time and resources, succession planning, remuneration and subsidiary boards.
On April 6, 2016, the US Department of Labor released final rules revising the definition of “fiduciary” for purposes of the US Employee Retirement Security Act of 1974, as amended (ERISA), and US Internal Revenue Code (IRC). The revised definition will impose heightened standards of conduct for banks, broker-dealers, and investment advisers when engaging with plans and accounts subject to ERISA and IRC and prohibit transactions viewed as conflicts of interest subject to narrow exceptions and exemptions. The rule will become applicable April 10, 2017 and may require us to revise our policies and procedures and practices for dealing with such plans and accounts.
On April 7, 2016, the EC adopted a delegated directive supplementing the Revised Markets in Financial Instruments Directive (MiFID II) on the provision or receipt of inducements and investment research as well as various safeguarding measures relating to, among other things, financial instruments and funds belonging to clients and product governance obligations.

On April 13, 2016, the US Securities and Exchange Commission (SEC) adopted final internal and external business conduct rules for security-based swap (SBS) dealers and major SBS participants. Depending on the outcome of a comparability analysis by the SEC, our non-US SBS dealers, Credit Suisse International (CSI) and Credit Suisse Securities (Europe) Limited (CSSEL), could potentially satisfy these rules through substituted compliance with EU or UK regulations. If substituted compliance is not available, we may incur significant costs to comply with the rules. In particular, the external conduct rules will apply to transactions between a non-US SBS dealer, such as CSI or CSSEL, and a non-US SBS counterparty that are arranged, negotiated or executed by US personnel acting on behalf of the non-US SBS dealer which could deter non-US SBS counterparties from interacting with our US personnel. Mitigating this issue could require us to reorganize our front office functions accordingly, which could impede effective risk management and market making activities in SBSs based on US companies. These rules will not apply to us until CSI and CSSEL are required to register as SBS dealers, which will not occur until after the SEC finalizes additional rules relating to the regulation of such entities.
On April 25, 2016, the EC adopted a delegated regulation supplementing MiFID II. The delegated regulation specifies the rules relating to organizational requirements and operating conditions for investment firms, conduct of business, client order handling and best execution rules, as well as provisions relating to costs disclosures and other reporting to clients.
In the first quarter, the EC published a number of delegated regulations supplementing the EU Market Abuse Regulation. The delegated regulations relate to buy-back programs and stabilization measures, establish rules on reporting orders and transactions that could constitute insider dealing or market manipulation and set out requirements on recommendations produced on an issuer or financial instrument. The delegated regulations also set out rules relating to indicators of market manipulation as well as rules on the circumstances under which trading during closed periods may be permitted and the types of managers’ transactions which may need to be notified.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2015 for further information and “Regulatory developments and proposals” and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and Liquidity and funding management, respectively, for further information.
Core Results
1Q16 results
In 1Q16, Core Results net revenues of CHF 4,750 million decreased 27% compared to 1Q15, primarily reflecting lower net revenues in Global Markets, Asia Pacific, Investment Banking & Capital Markets and Swiss Universal Bank, partially offset by higher net revenues in International Wealth Management. Provision for credit losses was CHF 104 million, primarily reflecting net provisions of CHF 68 million in Global Markets and CHF 53 million in Investment Banking & Capital Markets. Total operating expenses of CHF 4,406 million decreased 3% compared to 1Q15, primarily reflecting a 16% decrease in compensation and benefits, partially offset by a 6% increase in general and administrative expenses. In addition, we incurred CHF 178 million of restructuring expenses in 1Q16 in connection with our new strategy.
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Statements of operations (CHF million)
Net revenues	4,750	4,189	6,471	(112)	21	176	4,638	4,210	6,647
Provision for credit losses	104	40	25	46	93	5	150	133	30
Compensation and benefits	2,294	2,912	2,720	188	237	256	2,482	3,149	2,976
General and administrative expenses	1,565	2,189	1,483	283	619	255	1,848	2,808	1,738
Commission expenses	369	368	349	18	41	43	387	409	392
Goodwill impairment	0	3,797	0	0	0	0	0	3,797	0
Restructuring expenses	178	202	–	77	153	–	255	355	–
Total other operating expenses	2,112	6,556	1,832	378	813	298	2,490	7,369	2,130
Total operating expenses	4,406	9,468	4,552	566	1,050	554	4,972	10,518	5,106
Income/(loss) before taxes	240	(5,319)	1,894	(724)	(1,122)	(383)	(484)	(6,441)	1,511
Statement of operations metrics (%)
Return on regulatory capital	2.3	–	16.4	–	–	–	–	–	10.7
Balance sheet statistics (CHF million)
Total assets	739,837	743,141	806,643	74,061	77,664	97,747	813,898	820,805	904,390
Risk-weighted assets [1]	225,820	228,308	220,248	54,562	61,638	62,847	280,382	289,946	283,095
Leverage exposure [1]	847,328	849,409	920,391	122,213	138,219	182,337	969,541	987,628	1,102,728
1 Disclosed on a look-through basis.

Reconciliation of adjusted results
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Reconciliation of adjusted results (CHF million)
Net revenues	4,750	4,189	6,471	(112)	21	176	4,638	4,210	6,647
Fair value on own debt	–	697	(144)	–	–	–	–	697	(144)
Real estate gains	0	(72)	0	0	0	0	0	(72)	0
(Gains)/losses on business sales [1]	52	(34)	0	4	0	0	56	(34)	0
Adjusted net revenues	4,802	4,780	6,327	(108)	21	176	4,694	4,801	6,503
Provision for credit losses	104	40	25	46	93	5	150	133	30
Total operating expenses	4,406	9,468	4,552	566	1,050	554	4,972	10,518	5,106
Goodwill impairment	0	(3,797)	0	0	0	0	0	(3,797)	0
Restructuring expenses	(178)	(202)	–	(77)	(153)	–	(255)	(355)	–
Major litigation provisions	0	(309)	10	0	(255)	0	0	(564)	10
Adjusted total operating expenses	4,228	5,160	4,562	489	642	554	4,717	5,802	5,116
Income/(loss) before taxes	240	(5,319)	1,894	(724)	(1,122)	(383)	(484)	(6,441)	1,511
Total adjustments	230	4,899	(154)	81	408	0	311	5,307	(154)
Adjusted income/(loss) before taxes	470	(420)	1,740	(643)	(714)	(383)	(173)	(1,134)	1,357
1
Gains on business sales reflect sales of stakes in Euroclear of CHF 34 million in 4Q15 and include cumulative losses on sales of businesses of CHF 4 million in the Strategic Resolution Unit and a reclassification of CHF 52 million from cumulative translation adjustments to other revenues in the Corporate Center in connection with the sale of Credit Suisse (Gibraltar) Limited in 1Q16.

Core Results by business activity
end of	1Q16							4Q15	1Q15
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	828	786	300	–	–	–	1,914	2,006	1,944
of which net interest income	459	301	116	–	–	–	876	871	722
of which recurring	235	276	73	–	–	–	584	600	650
of which transaction-based	132	211	128	–	–	–	471	447	572
Provision for credit losses	9	(2)	(17)	–	–	–	(10)	1	12
Total operating expenses	618	586	215	–	–	–	1,419	1,847	1,364
Income before taxes	201	202	102	–	–	–	505	158	568
Related to corporate & institutional banking
Net revenues	488	–	–	–	–	–	488	517	448
of which net interest income	276	–	–	–	–	–	276	288	205
of which recurring	109	–	–	–	–	–	109	116	121
of which transaction-based	113	–	–	–	–	–	113	113	127
Provision for credit losses	(3)	–	–	–	–	–	(3)	29	11
Total operating expenses	266	–	–	–	–	–	266	287	253
Income before taxes	225	–	–	–	–	–	225	201	184
Related to investment banking
Net revenues	–	–	594	973	369	–	1,936	2,085	3,607
of which fixed income sales and trading	–	–	256	262	–	–	518	442	1,718
of which equity sales and trading	–	–	294	563	–	–	857	981	1,283
of which underwriting and advisory	–	–	71	150	450	–	671	877	679
Provision for credit losses	–	–	(4)	68	53	–	117	10	2
Total operating expenses	–	–	449	1,540	419	–	2,408	6,711	2,453
Income/(loss) before taxes	–	–	149	(635)	(103)	–	(589)	(4,636)	1,152
Related to asset management
Net revenues	–	322	–	–	–	–	322	364	321
Provision for credit losses	–	0	–	–	–	–	0	0	0
Total operating expenses	–	254	–	–	–	–	254	328	275
Income before taxes	–	68	–	–	–	–	68	36	46
Related to corporate center
Net revenues	–	–	–	–	–	90	90	(783)	151
Provision for credit losses	–	–	–	–	–	0	0	0	0
Total operating expenses	–	–	–	–	–	59	59	295	207
Income/(loss) before taxes	–	–	–	–	–	31	31	(1,078)	(56)
Total
Net revenues	1,316	1,108	894	973	369	90	4,750	4,189	6,471
Provision for credit losses	6	(2)	(21)	68	53	0	104	40	25
Total operating expenses	884	840	664	1,540	419	59	4,406	9,468	4,552
Income/(loss) before taxes	426	270	251	(635)	(103)	31	240	(5,319)	1,894

Swiss Universal Bank
In 1Q16, we reported income before taxes of CHF 426 million and net revenues of CHF 1,316 million. Income before taxes was stable compared to 1Q15 and 16% higher compared to 4Q15.
results summary
1Q16 results
In 1Q16, we reported income before taxes of CHF 426 million and net revenues of CHF 1,316 million. Compared to 1Q15, net revenues were slightly lower, mainly due to lower transaction-based revenues and lower recurring commissions and fees, including the impact from the deconsolidation of the cards issuing business in 2015, partially offset by higher net interest income. Total operating expenses were stable compared to 1Q15 with lower general and administrative expenses, reflecting the deconsolidation of the cards issuing business, offset by restructuring expenses in connection with the implementation of the new strategy.
Compared to 4Q15, net revenues decreased 10%, mainly due to gains on the sale of real estate, an extraordinary dividend from our ownership interest in SIX Group AG and the partial sale of an investment in Euroclear in 4Q15. Total operating expenses decreased 17% compared to 4Q15, primarily reflecting lower general and administrative expenses and lower compensation and benefits.
Adjusted income before taxes of CHF 466 million increased 9% compared to 1Q15 and 39% compared to 4Q15.
Capital and leverage metrics
As of the end of 1Q16, we reported risk-weighted assets of CHF 63.5 billion, an increase of CHF 3.6 billion compared to the end of 4Q15. The increase was mainly due to business growth and regulatory impacts, including the phase-in of the Swiss mortgage multipliers, partially offset by the foreign exchange impact. Leverage exposure was CHF 233.3 billion, reflecting a decrease of CHF 2.4 billion compared to the end of 4Q15.
Divisional results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,316	1,470	1,347	(10)	(2)
Provision for credit losses	6	43	23	(86)	(74)
Compensation and benefits	460	524	466	(12)	(1)
General and administrative expenses	316	427	362	(26)	(13)
Commission expenses	68	70	69	(3)	(1)
Restructuring expenses	40	39	–	3	–
Total other operating expenses	424	536	431	(21)	(2)
Total operating expenses	884	1,060	897	(17)	(1)
Income before taxes	426	367	427	16	0
Statement of operations metrics (%)
Return on regulatory capital	14.5	12.5	13.8	–	–
Cost/income ratio	67.2	72.1	66.6	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,010	4,794	4,972	5	1
Pre-tax return on average economic risk capital (%) [1]	34.1	30.7	34.5	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	14,210	14,180	13,390	0	6
Number of relationship managers	2,040	2,060	2,080	(1)	(2)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	828	953	899	(13)	(8)
Corporate & Institutional Banking	488	517	448	(6)	9
Net revenues	1,316	1,470	1,347	(10)	(2)
Net revenue detail (CHF million)
Net interest income	735	753	611	(2)	20
Recurring commissions and fees	344	373	412	(8)	(17)
Transaction-based revenues	245	262	329	(6)	(26)
Other revenues	(8)	82	(5)	–	60
Net revenues	1,316	1,470	1,347	(10)	(2)
Provision for credit losses (CHF million)
New provisions	26	60	37	(57)	(30)
Releases of provisions	(20)	(17)	(14)	18	43
Provision for credit losses	6	43	23	(86)	(74)
Balance sheet statistics (CHF million)
Total assets	215,084	218,306	228,669	(1)	(6)
Net loans	164,071	163,850	164,285	0	0
Risk-weighted assets	63,460	59,869	59,873	6	6
Leverage exposure	233,288	235,700	254,804	(1)	(8)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on the Clock Finance transaction and other gains and losses.

Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	828	953	899	488	517	448	1,316	1,470	1,347
Real estate gains	0	(72)	0	0	0	0	0	(72)	0
Gains on business sales	0	(10)	0	0	(13)	0	0	(23)	0
Adjusted net revenues	828	871	899	488	504	448	1,316	1,375	1,347
Provision for credit losses	9	14	12	(3)	29	11	6	43	23
Total operating expenses	618	773	644	266	287	253	884	1,060	897
Restructuring expenses	(34)	(32)	–	(6)	(7)	–	(40)	(39)	–
Major litigation provisions	0	(25)	0	0	0	0	0	(25)	0
Adjusted total operating expenses	584	716	644	260	280	253	844	996	897
Income before taxes	201	166	243	225	201	184	426	367	427
Total adjustments	34	(25)	0	6	(6)	0	40	(31)	0
Adjusted income before taxes	235	141	243	231	195	184	466	336	427
Adjusted results are non-GAAP financial measures. Refer to "Information and developments – Adjusted results" and "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results - Private Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	828	953	899	(13)	(8)
Provision for credit losses	9	14	12	(36)	(25)
Compensation and benefits	308	364	313	(15)	(2)
General and administrative expenses	231	328	283	(30)	(18)
Commission expenses	45	49	48	(8)	(6)
Restructuring expenses	34	32	–	6	–
Total other operating expenses	310	409	331	(24)	(6)
Total operating expenses	618	773	644	(20)	(4)
Income before taxes	201	166	243	21	(17)
Statement of operations metrics (%)
Cost/income ratio	74.6	81.1	71.6	–	–
Net revenue detail (CHF million)
Net interest income	459	465	406	(1)	13
Recurring commissions and fees	235	257	291	(9)	(19)
Transaction-based revenues	132	149	202	(11)	(35)
Other revenues	2	82	0	(98)	–
Net revenues	828	953	899	(13)	(8)
Margins on assets under management (annualized) (bp)
Gross margin [1]	139	157	142	–	–
Net margin [2]	34	27	38	–	–
Number of relationship managers
Number of relationship managers	1,560	1,570	1,600	(1)	(3)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Results
Income before taxes was CHF 201 million, a decrease of 17% compared to 1Q15, primarily reflecting lower net revenues, partially offset by slightly lower total operating expenses. Compared to 4Q15, income before taxes increased 21% reflecting lower total operating expenses, partially offset by lower net revenues. Adjusted income before taxes of CHF 235 million decreased slightly compared to 1Q15 and increased 67% compared to 4Q15.
Net revenues
Compared to 1Q15, net revenues of CHF 828 million decreased 8%, mainly driven by lower transaction-based revenues and lower recurring commissions and fees, partially offset by higher net interest income. Transaction-based revenues of CHF 132 million decreased 35% with significantly lower brokerage and product issuing fees, significantly lower fees from foreign exchange client business and lower sales and trading revenues reflecting lower client activity compared with the increased client activity following the Swiss National Bank (SNB) actions in January 2015. Recurring commissions and fees were CHF 235 million, a decrease of 19%, primarily reflecting the CHF 56 million impact from the deconsolidation of the cards issuing business and the impact of lower average assets under management due to unfavorable market movements. Net interest income of CHF 459 million, 13% higher compared to 1Q15, was driven by improved loan margins on slightly higher average loan volumes, partially offset by significantly lower deposit margins on slightly higher average deposit volumes.
Compared to 4Q15, net revenues decreased 13%, primarily reflecting the gains on sale of real estate of CHF 72 million and the partial sale of an investment in Euroclear of CHF 10 million recorded in other revenues in 4Q15. Recurring commissions and fees decreased 9% with lower investment product management fees, lower security account and custody services fees and lower revenues from wealth structuring solutions, partially offset by higher banking services fees. Transaction-based revenues decreased 11% as an extraordinary dividend from SIX Group of CHF 24 million in 4Q15 was partially offset by higher sales and trading revenues, higher fees from foreign exchange client business and higher brokerage and product issuing fees. Net interest income decreased CHF 6 million with lower deposit margins and stable loan margins on stable average deposit and loan volumes. Adjusted net revenues decreased 5% compared to 4Q15.
Provision for credit losses
The Private Banking loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.

In 1Q16, Private Banking recorded provision for credit losses of CHF 9 million compared to CHF 12 million in 1Q15 and CHF 14 million in 4Q15. The decrease was primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q15, total operating expenses of CHF 618 million decreased 4%, mainly driven by lower general and administrative expenses, partially offset by restructuring expenses of CHF 34 million. General and administrative expenses of CHF 231 million decreased 18% primarily reflecting the impact of CHF 61 million from the deconsolidation of the cards issuing business. Compensation and benefits of CHF 308 million decreased slightly, reflecting lower pension expenses, partially offset by higher salary expenses due to higher headcount. Adjusted total operating expenses decreased 9% compared to 1Q15.
Compared to 4Q15, total operating expenses decreased 20% primarily reflecting lower general and administrative expenses and lower compensation and benefits. General and administrative expenses were 30% lower due to decreases in litigation provisions, professional services fees, and advertising and marketing costs. Compensation and benefits decreased 15% reflecting lower salary expenses due to a recalibration of Swiss holiday accruals in 4Q15 and lower pension expenses. Adjusted total operating expenses decreased 18% compared to 4Q15.
margins
Gross margin
Our gross margin was 139 basis points in 1Q16, three basis points lower compared to 1Q15, mainly driven by lower transaction-based revenues and lower recurring commissions and fees, reflecting the impact of the deconsolidation of the cards issuing business, partially offset by higher net interest income and a 6.0% decrease in average assets under management, including a reclassification in 3Q15 of CHF 15.8 billion of assets under management to assets under custody within client assets due to the introduction of an updated assets under management policy in 2015. Compared to 4Q15, our gross margin was down 18 basis points, mainly reflecting larger gains from the sale of real estate and the partial sale of an investment in Euroclear in 4Q15, lower recurring commissions and fees and lower transaction-based revenues, partially offset by a 1.9% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 34 basis points in 1Q16, four basis points lower compared to 1Q15, reflecting lower transaction-based revenues and lower recurring commissions and fees, partially offset by higher net interest income, lower total operating expenses and the 6.0% decrease in average assets under management. Compared to 4Q15, our net margin was up seven basis points, mainly due to lower total operating expenses, partially offset by larger gains from the sale of real estate and the partial sale of an investment in Euroclear in 4Q15, lower recurring commissions and fees and lower transaction-based revenues. On the basis of adjusted income before taxes, our net margin was 39 basis points in 1Q16, one basis point higher compared to 1Q15 and 16 basis points higher compared to 4Q15.
Assets under management
As of the end of 1Q16, assets under management of CHF 236.1 billion were CHF 4.9 billion lower compared to the end of 4Q15, driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 0.7 billion.

Assets under management – Private Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Assets under management (CHF billion)
Assets under management	236.1	241.0	256.5	(2.0)	(8.0)
Average assets under management	238.1	242.8	253.2	(1.9)	(6.0)
Assets under management by currency (CHF billion)
USD	39.7	40.8	42.3	(2.7)	(6.1)
EUR	35.9	35.8	32.5	0.3	10.5
CHF	149.7	153.0	165.3	(2.2)	(9.4)
Other	10.8	11.4	16.4	(5.3)	(34.1)
Assets under management	236.1	241.0	256.5	(2.0)	(8.0)
Growth in assets under management (CHF billion)
Net new assets	0.7	(2.9)	1.5	–	–
Other effects	(5.6)	6.8	(3.6)	–	–
of which market movements	(4.6)	4.9	6.0	–	–
of which foreign exchange	(1.3)	0.3	(7.2)	–	–
of which other	0.3	1.6	(2.4)	–	–
Growth in assets under management	(4.9)	3.9	(2.1)	–	–
Growth in assets under management (annualized) (%)
Net new assets	1.1	(4.9)	2.3	–	–
Other effects	(9.2)	11.5	(5.5)	–	–
Growth in assets under management (annualized)	(8.1)	6.6	(3.2)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.9	1.2	0.6	–	–
Other effects	(8.9)	(8.0)	0.8	–	–
Growth in assets under management (rolling four-quarter average)	(8.0)	(6.8)	1.4	–	–
Corporate & institutional Banking
Results
Income before taxes of CHF 225 million increased 22% compared to 1Q15, primarily reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses. Compared to 4Q15, income before taxes was 12% higher, reflecting lower provision for credit losses and lower total operating expenses, partially offset by lower net revenues. Adjusted income before taxes of CHF 231 million increased 26% compared to 1Q15 and 18% compared to 4Q15.
Net revenues
Compared to 1Q15, net revenues of CHF 488 million increased 9%, mainly driven by higher net interest income. In 1Q16, we reported net interest income of CHF 276 million, an increase of 35%, reflecting improved loan margins on slightly lower average loan volumes and higher deposit margins on lower average deposit volumes. Transaction-based revenues of CHF 113 million decreased 11% with lower fees from foreign exchange client business and lower sales and trading revenues reflecting lower client activity compared with the increased client activity following the SNB actions in January 2015. Recurring commissions and fees were CHF 109 million, a decrease of 10%, primarily reflecting lower discretionary mandate management fees, revenues from wealth structuring solutions and security account and custody services fees, partially offset by higher investment product management fees. Other revenues decreased CHF 5 million due to a higher fair value loss on the Clock Finance transaction in 1Q16.
Compared to 4Q15, net revenues decreased 6%, primarily reflecting lower net interest income and lower other revenues reflecting the fair value loss on the Clock Finance transaction in 1Q16. Recurring commissions and fees were 6% lower reflecting lower investment advisory fees and lower security account and custody services fees, partially offset by higher fees from lending activities and higher investment product management fees.

Results – Corporate & Institutional Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	488	517	448	(6)	9
Provision for credit losses	(3)	29	11	–	–
Compensation and benefits	152	160	153	(5)	(1)
General and administrative expenses	85	99	79	(14)	8
Commission expenses	23	21	21	10	10
Restructuring expenses	6	7	–	(14)	–
Total other operating expenses	114	127	100	(10)	14
Total operating expenses	266	287	253	(7)	5
Income before taxes	225	201	184	12	22
Statement of operations metrics (%)
Cost/income ratio	54.5	55.5	56.5	–	–
Net revenue detail (CHF million)
Net interest income	276	288	205	(4)	35
Recurring commissions and fees	109	116	121	(6)	(10)
Transaction-based revenues	113	113	127	0	(11)
Other revenues	(10)	0	(5)	–	100
Net revenues	488	517	448	(6)	9
Number of relationship managers
Number of relationship managers	480	490	480	(2)	0
Provision for credit losses
The Corporate & Institutional Banking loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
In 1Q16, Corporate & Institutional Banking recorded a release of provision for credit losses of CHF 3 million compared to provision for credit losses of CHF 11 million in 1Q15 and CHF 29 million in 4Q15.
Total operating expenses
Compared to 1Q15, total operating expenses of CHF 266 million increased 5% primarily reflecting restructuring expenses of CHF 6 million and higher general and administrative expenses. General and administrative expenses increased 8% to CHF 85 million mainly due to higher professional services fees and higher litigation provisions. Compensation and benefits of CHF 152 million were stable, reflecting higher deferred compensation expenses from prior-year awards, offset by lower discretionary compensation expenses. Adjusted total operating expenses increased slightly compared to 1Q15.
Compared to 4Q15, total operating expenses were 7% lower mainly driven by a 14% decrease in general and administrative expenses primarily reflecting lower occupancy expenses and lower professional services fees. Compensation and benefits decreased 5% reflecting lower salary expenses due to the holiday accrual recalibration in 4Q15, partially offset by higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards.
Assets under management
As of the end of 1Q16, assets under management of CHF 273.6 billion were CHF 2.2 billion lower compared to the end of 4Q15, driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 2.3 billion.

International Wealth Management
In 1Q16, we reported income before taxes of CHF 270 million and net revenues of CHF 1,108 million. Income before taxes was slightly higher compared to 1Q15 and significantly higher compared to 4Q15.
Results summary
1Q16 results
In 1Q16, we reported income before taxes of CHF 270 million and net revenues of CHF 1,108 million. Net revenues increased 4% compared to 1Q15, reflecting significantly higher net interest income, partially offset by lower transaction- and performance-based revenues. 1Q16 net revenues included a residual gain in a private equity interest in Asset Management. Total operating expenses were 4% higher compared to 1Q15, mainly driven by higher general and administrative expenses, partially offset by lower compensation and benefits.
Compared to 4Q15, net revenues decreased slightly, mainly driven by annual performance fees, an extraordinary dividend from SIX Group and a gain related to the partial sale of an investment in Euroclear, all in 4Q15, partially offset by higher net interest income in 1Q16. Total operating expenses decreased 28% compared to 4Q15, primarily reflecting significantly lower litigation provisions, lower restructuring expenses in connection with the implementation of the new strategy and lower salary expenses due to the holiday accrual recalibration in 4Q15.
Adjusted income before taxes of CHF 279 million increased 10% compared to 1Q15 and 21% compared to 4Q15.
Capital and leverage metrics
As of the end of 1Q16, we reported risk-weighted assets of CHF 32.0 billion, a decrease of CHF 0.5 billion compared to the end of 4Q15. The decline was mainly driven by a decrease in operational risk and the foreign exchange impact, partially offset by methodology changes. Leverage exposure was CHF 84.9 billion, reflecting a decrease of 14% compared to the end of 4Q15 mainly due to a change in the regulatory scope of consolidation.
Divisional results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,108	1,146	1,069	(3)	4
Provision for credit losses	(2)	(8)	1	(75)	–
Compensation and benefits	485	528	511	(8)	(5)
General and administrative expenses	290	556	235	(48)	23
Commission expenses	56	57	59	(2)	(5)
Restructuring expenses	9	33	–	(73)	–
Total other operating expenses	355	646	294	(45)	21
Total operating expenses	840	1,174	805	(28)	4
Income/(loss) before taxes	270	(20)	263	–	3
Statement of operations metrics (%)
Return on regulatory capital	23.4	–	23.7	–	–
Cost/income ratio	75.8	102.4	75.3	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,396	4,097	4,206	7	5
Pre-tax return on average economic risk capital (%) [1]	25.1	(1.3)	25.7	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	9,220	9,130	8,700	1	6
Number of relationship managers	1,150	1,190	1,220	(3)	(6)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	786	782	748	1	5
Asset Management	322	364	321	(12)	0
Net revenues	1,108	1,146	1,069	(3)	4
Net revenue detail (CHF million)
Net interest income	301	275	220	9	37
Recurring commissions and fees	477	494	478	(3)	0
Transaction- and performance-based revenues	350	372	365	(6)	(4)
Other revenues	(20)	5	6	–	–
Net revenues	1,108	1,146	1,069	(3)	4
Provision for credit losses (CHF million)
New provisions	2	16	5	(88)	(60)
Releases of provisions	(4)	(24)	(4)	(83)	0
Provision for credit losses	(2)	(8)	1	(75)	–
Balance sheet statistics (CHF million)
Total assets	81,097	94,033	95,021	(14)	(15)
Net loans	38,912	38,912	37,115	0	5
Risk-weighted assets	31,950	32,407	30,615	(1)	4
Leverage exposure	84,909	99,112	92,693	(14)	(8)
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	786	782	748	322	364	321	1,108	1,146	1,069
Gains on business sales	0	(11)	0	0	0	0	0	(11)	0
Adjusted net revenues	786	771	748	322	364	321	1,108	1,135	1,069
Provision for credit losses	(2)	(8)	1	–	–	–	(2)	(8)	1
Total operating expenses	586	846	530	254	328	275	840	1,174	805
Restructuring expenses	(10)	(30)	–	1	(3)	–	(9)	(33)	–
Major litigation provisions	0	(228)	10	0	0	0	0	(228)	10
Adjusted total operating expenses	576	588	540	255	325	275	831	913	815
Income/(loss) before taxes	202	(56)	217	68	36	46	270	(20)	263
Total adjustments	10	247	(10)	(1)	3	0	9	250	(10)
Adjusted income before taxes	212	191	207	67	39	46	279	230	253
Adjusted results are non-GAAP financial measures. Refer to "Information and developments – Adjusted results" and "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results
Income before taxes of CHF 202 million decreased 7% compared to 1Q15, primarily reflecting higher total operating expenses, partially offset by higher net revenues. Compared to 4Q15, income before taxes increased significantly mainly due to significantly lower litigation provisions. Adjusted income before taxes of CHF 212 million was slightly higher compared to 1Q15 and increased 11% compared to 4Q15.
Net revenues
Compared to 1Q15, net revenues of CHF 786 million increased 5%, primarily driven by higher net interest income. Net interest income of CHF 301 million increased 37%, reflecting slightly higher loan margins and significantly higher deposit margins on higher average loan and deposit volumes. Transaction- and performance-based revenues were CHF 211 million, a decrease of 12%, mainly driven by lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by higher sales and trading revenues and increased revenues from structured products solutions for UHNWI clients. 1Q15 included higher client activity due to the SNB actions in January 2015. Recurring commissions and fees of CHF 276 million decreased 4%, driven by lower security account and custody services fees, lower investment product management fees, a decline in banking services fees and included the impact of lower average assets under management, partially offset by higher investment advisory fees.
Compared to 4Q15, net revenues were stable, primarily reflecting higher net interest income, mostly offset by lower other revenues and lower recurring commissions and fees. Net interest income increased 9% due to higher deposit margins on stable average deposit volumes, partially offset by slightly lower loan margins on stable average loan volumes. Other revenues decreased CHF 12 million reflecting a gain of CHF 11 million related to the partial sale of our investment in Euroclear in 4Q15. The slight decrease in recurring commissions and fees reflected lower security account and custody services fees and slightly lower investment product management fees, partially offset by an increase in discretionary mandate management fees. Transaction- and performance-based revenues were stable, reflecting higher sales and trading revenues in 1Q16 and the extraordinary dividend from SIX Group in 4Q15.
Results – Private Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	786	782	748	1	5
Provision for credit losses	(2)	(8)	1	(75)	–
Compensation and benefits	333	331	336	1	(1)
General and administrative expenses	206	445	151	(54)	36
Commission expenses	37	40	43	(8)	(14)
Restructuring expenses	10	30	–	(67)	–
Total other operating expenses	253	515	194	(51)	30
Total operating expenses	586	846	530	(31)	11
Income/(loss) before taxes	202	(56)	217	–	(7)
Statement of operations metrics (%)
Cost/income ratio	74.6	108.2	70.9	–	–
Net revenue detail (CHF million)
Net interest income	301	275	220	9	37
Recurring commissions and fees	276	283	287	(2)	(4)
Transaction- and performance-based revenues	211	214	241	(1)	(12)
Other revenues	(2)	10	0	–	–
Net revenues	786	782	748	1	5
Margins on assets under management (annualized) (bp)
Gross margin [1]	109	106	97	–	–
Net margin [2]	28	(8)	28	–	–
Number of relationship managers
Number of relationship managers	1,150	1,190	1,220	(3)	(6)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 1Q15, total operating expenses of CHF 586 million increased 11%, primarily reflecting higher general and administrative expenses and restructuring expenses of CHF 10 million in 1Q16. General and administrative expenses of CHF 206 million increased 36%, mainly reflecting increased expenses relating to our risk, regulatory and compliance infrastructure and higher litigation provisions, including a release of CHF 10 million in 1Q15. Compensation and benefits of CHF 333 million were stable with lower discretionary compensation expenses, offset by higher salary expenses. Adjusted total operating expenses increased 7% compared to 1Q15.
Compared to 4Q15, total operating expenses were 31% lower primarily reflecting significantly lower general and administrative expenses and restructuring expenses. General and administrative expenses decreased, mainly driven by significantly lower litigation provisions and lower professional services fees. Compensation and benefits were stable with higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, offset by lower salary expenses due to the holiday accrual recalibration in 4Q15. Adjusted total operating expenses were slightly lower compared to 4Q15.
margins
Gross margin
Our gross margin was 109 basis points in 1Q16, twelve basis points higher compared to 1Q15, mainly reflecting higher net interest income and a 6.6% decrease in average assets under management, including a reclassification in 3Q15 of CHF 11.1 billion of assets under management to assets under custody within client assets due to the introduction of the updated assets under management policy in 2015, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Compared to 4Q15, our gross margin was up three basis points, mainly reflecting higher net interest income and a 2.6% decrease in average assets under management, partially offset by lower other revenues and lower recurring commissions and fees.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 28 basis points in 1Q16, stable compared to 1Q15, reflecting higher total operating expenses, lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by higher net interest income and the 6.6% decrease in average assets under management. The significant improvement in our net margin compared to 4Q15 mainly reflected significantly lower litigation provisions, higher net interest income and lower restructuring expenses. On the basis of adjusted income before taxes, our net margin was 30 basis points in 1Q16, three basis points higher compared to 1Q15 and four basis points higher compared to 4Q15.
Assets under management
As of the end of 1Q16, assets under management of CHF 287.0 billion were CHF 2.6 billion lower compared to the end of 4Q15, reflecting unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 5.4 billion. The net new assets reflected solid inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Assets under management (CHF billion)
Assets under management	287.0	289.6	310.4	(0.9)	(7.5)
Average assets under management	287.2	294.8	307.5	(2.6)	(6.6)
Assets under management by currency (CHF billion)
USD	130.9	137.6	146.6	(4.9)	(10.7)
EUR	86.0	92.7	95.8	(7.2)	(10.2)
CHF	21.7	22.4	22.8	(3.1)	(4.8)
Other	48.4	36.9	45.2	31.2	7.1
Assets under management	287.0	289.6	310.4	(0.9)	(7.5)
Growth in assets under management (CHF billion)
Net new assets	5.4	(4.2)	(0.7)	–	–
Other effects	(8.0)	7.3	(12.6)	–	–
of which market movements	(6.3)	6.7	8.7	–	–
of which currency	(2.0)	1.2	(20.8)	–	–
of which other	0.3	(0.6)	(0.5)	–	–
Growth in assets under management	(2.6)	3.1	(13.3)	–	–
Growth in assets under management (annualized) (%)
Net new assets	7.5	(5.9)	(0.9)	–	–
Other effects	(11.1)	10.2	(15.5)	–	–
Growth in assets under management (annualized)	(3.6)	4.3	(16.4)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.0	(0.9)	1.6	–	–
Other effects	(8.5)	(9.6)	2.5	–	–
Growth in assets under management (rolling four-quarter average)	(7.5)	(10.5)	4.1	–	–

Asset management
Results – Asset Management
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	322	364	321	(12)	0
Provision for credit losses	0	0	0	–	–
Compensation and benefits	152	197	175	(23)	(13)
General and administrative expenses	84	111	84	(24)	0
Commission expenses	19	17	16	12	19
Restructuring expenses	(1)	3	–	–	–
Total other operating expenses	102	131	100	(22)	2
Total operating expenses	254	328	275	(23)	(8)
Income before taxes	68	36	46	89	48
Statement of operations metrics (%)
Cost/income ratio	78.9	90.1	85.7	–	–
Net revenue detail (CHF million)
Management fees	225	224	207	0	9
Performance and placement revenues	19	56	35	(66)	(46)
Investment and partnership income	78	84	79	(7)	(1)
Net revenues	322	364	321	(12)	0
of which recurring commissions and fees	201	211	191	(5)	5
of which transaction- and performance-based revenues	139	158	124	(12)	12
of which other revenues	(18)	(5)	6	260	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 68 million increased 48% compared to 1Q15, primarily reflecting lower total operating expenses. Compared to 4Q15, income before taxes increased 89%, driven by lower total operating expenses, partially offset by lower net revenues.
Net revenues
Compared to 1Q15, net revenues of CHF 322 million were stable, reflecting higher management fees, offset by lower performance revenues. Management fees of CHF 225 million increased 9% due to higher average assets under management. Performance and placement revenues of CHF 19 million decreased 46%, primarily due to lower performance revenues reflecting more challenging market conditions in 1Q16. Investment and partnership income remained stable at CHF 78 million with a residual gain from a private equity interest offset by lower income from single-manager hedge funds and investment-related losses.
Compared to 4Q15, net revenues decreased 12%, mainly driven by lower performance and placement revenues, reflecting annual performance revenues from single manager hedge funds in 4Q15 and seasonally lower placement revenues in 1Q16. Investment and partnership income decreased 7% reflecting lower income from single-manager hedge funds and higher investment-related losses, partly offset by a residual gain from a private equity interest. Management fees remained stable.
Total operating expenses
Compared to 1Q15, total operating expenses of CHF 254 million decreased 8%, primarily reflecting lower compensation and benefits. Compensation and benefits of CHF 152 million were 13% lower, mainly due to lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 84 million were stable.
Compared to 4Q15, total operating expenses decreased 23%, reflecting lower compensation and benefits, lower general and administrative expenses and lower restructuring expenses. Compensation and benefits decreased 23% reflecting lower discretionary compensation expenses and lower salary expenses due to the holiday accrual recalibration in 4Q15. General and administrative expenses decreased 24% with lower professional services fees and lower advertising and marketing costs, partially offset by higher litigation provisions.

Assets under management
As of the end of 1Q16, assets under management of CHF 301.3 billion were CHF 20.0 billion lower compared to the end of 4Q15, reflecting structural effects mainly from an adjustment of assets under management reported for multi-asset class solutions, unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 1.5 billion. Net new assets reflected inflows primarily from traditional products, including inflows in index solutions and the real estate sector.
Assets under management – Asset Management
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Assets under management (CHF billion)
Traditional investments	155.8	172.2	172.0	(9.5)	(9.4)
Alternative investments	109.1	110.4	107.0	(1.2)	2.0
Investments and partnerships	36.4	38.7	30.9	(5.9)	17.8
Assets under management	301.3	321.3	309.9	(6.2)	(2.8)
Average assets under management	315.7	321.5	300.4	(1.8)	5.1
Assets under management by currency (CHF billion)
USD	80.1	88.1	88.3	(9.1)	(9.3)
EUR	39.5	42.1	40.3	(6.2)	(2.0)
CHF	140.4	148.9	147.6	(5.7)	(4.9)
Other	41.3	42.2	33.7	(2.1)	22.6
Assets under management	301.3	321.3	309.9	(6.2)	(2.8)
Growth in assets under management (CHF billion)
Net new assets [1]	1.5	3.6	9.2	–	–
Other effects	(21.5)	3.1	(4.5)	–	–
of which market movements	(5.6)	5.1	5.0	–	–
of which foreign exchange	(2.3)	0.7	(9.4)	–	–
of which other	(13.6)	(2.7)	(0.1)	–	–
Growth in assets under management	(20.0)	6.7	4.7	–	–
Growth in assets under management (%)
Net new assets	1.9	4.6	12.1	–	–
Other effects	(26.8)	3.9	(5.9)	–	–
Growth in assets under management	(24.9)	8.5	6.2	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	6.1	8.7	3.1	–	–
Other effects	(8.9)	(3.4)	6.6	–	–
Growth in assets under management (rolling four-quarter average)	(2.8)	5.3	9.7	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q16, we reported income before taxes of CHF 251 million and net revenues of CHF 894 million. Income before taxes decreased 46% compared to 1Q15 and was significantly higher compared to 4Q15 reflecting the goodwill impairment charge in 4Q15.
Results Summary
1Q16 results
In 1Q16, we reported income before taxes of CHF 251 million and net revenues of CHF 894 million. Compared to 1Q15, net revenues decreased 18%, driven by lower equity sales and trading revenues reflecting a strong performance in 1Q15. Revenues from the UHNWI and HNWI client business in Private Banking were stable, mainly reflecting an increase in net interest income offset by a decrease in other revenues. Provision for credit losses reflected a net release of CHF 21 million, compared to a net release of CHF 3 million in 1Q15. Total operating expenses of CHF 664 million increased 6%, reflecting increased compensation and benefits driven by growth-related higher headcount, and higher general and administrative expenses.
Compared to 4Q15, net revenues increased 8%, mainly due to higher fixed income sales and trading revenues, primarily driven by strong performance in global macro products, and from the UHNWI and HNWI client business in Private Banking, mainly reflecting increased transaction-based revenues and recurring commissions and fees. These increases were partially offset by decreased equity sales and trading revenues as well as underwriting and advisory revenues in Investment Banking and lower net interest income in Private Banking. The net release of provision for credit losses of CHF 21 million in 1Q16 compared to a net provision of CHF 3 million in 4Q15. Total operating expenses decreased 54%, primarily reflecting the goodwill impairment charge in Investment Banking in 4Q15.
Adjusted income before taxes of CHF 252 million decreased 46% compared to 1Q15 and increased 70% compared to 4Q15.
Capital and leverage metrics
At the end of 1Q16, we reported risk-weighted assets of CHF 27.9 billion, stable compared to the end of 4Q15. Leverage exposure was CHF 98.8 billion, stable compared to the end of 4Q15.
Divisional results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	894	826	1,088	8	(18)
Provision for credit losses	(21)	3	(3)	–	–
Compensation and benefits	403	390	383	3	5
General and administrative expenses	190	225	170	(16)	12
Commission expenses	70	66	73	6	(4)
Goodwill impairment	0	756	0	(100)	–
Restructuring expenses	1	3	–	(67)	–
Total other operating expenses	261	1,050	243	(75)	7
Total operating expenses	664	1,440	626	(54)	6
Income/(loss) before taxes	251	(617)	465	–	(46)
Statement of operations metrics (%)
Return on regulatory capital	20.4	–	29.4	–	–
Cost/income ratio	74.3	174.3	57.5	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,745	3,560	3,216	5	16
Pre-tax return on average economic risk capital (%) [1]	26.9	(69.3)	57.9	–	–
Number of employees (full-time equivalents)
Number of employees	6,840	6,670	6,030	3	13
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Net revenues (CHF million)
Private Banking	300	271	297	11	1
Investment Banking	594	555	791	7	(25)
Net revenues	894	826	1,088	8	(18)
Provision for credit losses (CHF million)
New provisions	0	23	1	(100)	(100)
Releases of provisions	(21)	(20)	(4)	5	425
Provision for credit losses	(21)	3	(3)	–	–
Balance sheet statistics (CHF million)
Total assets	85,118	85,929	106,442	(1)	(20)
Net loans	35,395	35,829	33,074	(1)	7
Risk-weighted assets	27,920	27,624	27,949	1	0
Leverage exposure	98,772	98,698	115,305	0	(14)
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	300	271	297	594	555	791	894	826	1,088
Provision for credit losses	(17)	(5)	(1)	(4)	8	(2)	(21)	3	(3)
Total operating expenses	215	228	190	449	1,212	436	664	1,440	626
Goodwill impairment	0	0	0	0	(756)	0	0	(756)	0
Restructuring expenses	0	(1)	–	(1)	(2)	–	(1)	(3)	–
Major litigation provisions	0	(6)	0	0	0	0	0	(6)	0
Adjusted total operating expenses	215	221	190	448	454	436	663	675	626
Income/(loss) before taxes	102	48	108	149	(665)	357	251	(617)	465
Total adjustments	0	7	0	1	758	0	1	765	0
Adjusted income before taxes	102	55	108	150	93	357	252	148	465
Adjusted results are non-GAAP financial measures. Refer to "Information and developments – Adjusted results" and "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results
Income before taxes of CHF 102 million decreased 6% compared to 1Q15, primarily reflecting higher operating expenses, partially offset by a higher net release of provision for credit losses. Compared to 4Q15, income before taxes increased CHF 54 million, primarily reflecting higher net revenues, a net release of provision for credit losses and a decrease in operating expenses.
Net revenues
Net revenues of CHF 300 million were stable compared to 1Q15, mainly reflecting an increase in net interest income, offset by a decrease in other revenues. Net interest income increased 21% to CHF 116 million reflecting higher loan and deposit margins on higher average volumes. The decrease of CHF 17 million in other revenues reflected a reversal of gains on credit hedges that were offset by a corresponding release of provision for credit losses. Recurring commissions and fees were stable at CHF 73 million, primarily reflecting higher discretionary mandate management fees, investment advisory fees, investment product management fees and wealth structuring solution fees, mainly offset by lower fees from lending activities. Transaction-based revenues were stable at CHF 128 million, reflecting lower brokerage and product issuing fees and lower fees from the foreign exchange client business, offset by higher corporate advisory fees arising from integrated solutions and a dividend from an equity participation.
Compared to 4Q15, net revenues increased 11%, mainly due to higher transaction-based revenues. Transaction-based revenues increased 52%, primarily reflecting higher brokerage and product issuing fees, higher fees from the foreign exchange client business and a dividend from an equity participation. Recurring commissions and fees increased 22%, primarily reflecting higher wealth structuring solution fees and banking services fees. Net interest income decreased 11%, primarily reflecting lower loan margins on slightly lower average loan volumes, partially offset by higher deposit margins on stable average deposit volumes. The decrease of CHF 13 million in other revenues primarily reflected the reversal of gains on credit hedges in 1Q16 that were offset by a corresponding release of provision for credit losses.
Results - Private Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	300	271	297	11	1
Provision for credit losses	(17)	(5)	(1)	240	–
Compensation and benefits	147	139	125	6	18
General and administrative expenses	57	78	52	(27)	10
Commission expenses	11	10	13	10	(15)
Restructuring expenses	0	1	–	(100)	–
Total other operating expenses	68	89	65	(24)	5
Total operating expenses	215	228	190	(6)	13
Income before taxes	102	48	108	113	(6)
Statement of operations metrics (%)
Cost/income ratio	71.7	84.1	64.0	–	–
Net revenue detail (CHF million)
Net interest income	116	131	96	(11)	21
Recurring commissions and fees	73	60	72	22	1
Transaction-based revenues	128	84	129	52	(1)
Other revenues	(17)	(4)	0	325	–
Net revenues	300	271	297	11	1
Margins on assets under management (annualized) (bp)
Gross margin [1]	81	72	81	–	–
Net margin [2]	28	13	29	–	–
Number of relationship managers
Number of relationship managers	630	590	530	7	19
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
The Private Banking loan portfolio is primarily comprised of lombard loans, mainly backed by listed securities.
In 1Q16, Private Banking recorded a net release of provision for credit losses of CHF 17 million, compared to a net release of CHF 1 million in 1Q15 and a net release of CHF 5 million in 4Q15. The net release of provision for credit losses in 1Q16 reflected a small number of individual cases and was offset by the reversal of gains from related credit hedges recorded in other revenues.
Total operating expenses
Total operating expenses of CHF 215 million increased 13% compared to 1Q15, mainly reflecting higher compensation and benefits. Compensation and benefits increased 18% to CHF 147 million, primarily driven by higher salary expenses reflecting growth-related higher headcount. General and administrative expenses increased 10% to CHF 57 million, mainly due to higher occupancy expenses, higher consulting expenses and higher other administrative and infrastructure expenses.
Compared to 4Q15, total operating expenses decreased 6%, mainly reflecting lower general and administrative expenses. General and administrative expenses decreased 27%, mainly due to lower litigation provisions, lower marketing expenses and lower travel expenses. Compensation and benefits increased 6%, primarily driven by higher salary expenses, mainly reflecting growth-related higher headcount, and higher deferred compensation expenses from prior-year awards. Adjusted for major litigation provisions and restructuring expenses in 4Q15, total operating expenses decreased slightly.
Margins
Gross margin
Our gross margin was 81 basis points in 1Q16, unchanged from 1Q15, mainly reflecting higher net interest income, offset by lower other revenues. Compared to 4Q15, our gross margin was up nine basis points, mainly reflecting higher transaction-based revenues and higher recurring commissions and fees, partially offset by lower net interest income and lower other revenues.
> Refer to “Assets under management” for further information.

Net margin
Our net margin was 28 basis points in 1Q16, down one basis point compared to 1Q15, mainly reflecting higher operating expenses and lower other revenues, partially offset by higher net interest income and a release of provision for credit losses. Compared to 4Q15, our net margin was up 15 basis points, mainly reflecting higher transaction-based revenues, higher recurring commissions and fees, lower operating expenses and a release of provision for credit losses, partially offset by lower net interest income and lower other revenues.
Assets under management
As of the end of 1Q16, assets under management of CHF 149.6 billion were stable compared to the end of 4Q15, reflecting unfavorable market and foreign exchange-related movements, offset by net new assets of CHF 4.3 billion. Net new assets reflected inflows primarily from the Greater China and South East Asia markets.
Assets under management – Private Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Assets under management (CHF billion)
Assets under management	149.6	150.4	154.6	(0.5)	(3.2)
Average assets under management	148.2	151.3	147.0	(2.0)	0.8
Assets under management by currency (CHF billion)
USD	67.4	66.5	58.7	1.4	14.8
EUR	4.7	4.7	5.4	0.0	(13.0)
CHF	1.9	2.3	2.0	(17.4)	(5.0)
Other	75.6	76.9	88.5	(1.7)	(14.6)
Assets under management	149.6	150.4	154.6	(0.5)	(3.2)
Growth in assets under management (CHF billion)
Net new assets	4.3	3.0	4.5	–	–
Other effects	(5.1)	8.3	(0.4)	–	–
of which market movements	(2.9)	6.1	4.4	–	–
of which foreign exchange	(2.3)	2.1	(4.7)	–	–
of which other	0.1	0.1	(0.1)	–	–
Growth in assets under management	(0.8)	11.3	4.1	–	–
Growth in assets under management (annualized) (%)
Net new assets	11.4	8.6	12.0	–	–
Other effects	(13.5)	23.9	(1.1)	–	–
Growth in assets under management (annualized)	(2.1)	32.5	10.9	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	11.4	11.8	13.4	–	–
Other effects	(14.6)	(11.9)	8.3	–	–
Growth in assets under management (rolling four-quarter average)	(3.2)	(0.1)	21.7	–	–
Investment Banking
Results
Income before taxes of CHF 149 million decreased 58% compared to 1Q15, mainly due to lower net revenues and higher operating expenses. Compared to 4Q15, income before taxes increased CHF 814 million, mainly due to lower operating expenses reflecting the goodwill impairment charge in 4Q15 and higher net revenues. Adjusted income before taxes of CHF 150 million decreased 58% compared to 1Q15 and increased 61% compared to 4Q15.
Net revenues
Net revenues of CHF 594 million decreased 25% compared to 1Q15, mainly due to lower equity sales and trading revenues, partially offset by higher fixed income sales and trading revenues. Equity sales and trading revenues decreased 40% to CHF 294 million reflecting unfavorable trading conditions, primarily in derivatives and systematic market making. Fixed income sales and trading revenues increased slightly to CHF 256 million, primarily driven by global macro products reflecting increased client activity, partially offset by a reduction in emerging markets. Underwriting and advisory revenues were stable at CHF 71 million as market declines in initial public offerings (IPO) and related follow-on activities offset higher advisory fees from M&A transactions.
Compared to 4Q15, net revenues increased 7%, mainly due to higher fixed income sales and trading revenues, partially offset by lower equity sales and trading revenues as well as lower underwriting and advisory revenues. Fixed income sales and trading revenues increased 84%, mainly due to global macro products, driven by increased client activity. Equity sales and trading revenues decreased 22%, primarily reflecting lower revenues from systematic market making and prime services due to unfavorable trading conditions, partially offset by high levels of client activity, primarily in derivatives. Underwriting and advisory revenues decreased 11%, primarily reflecting lower debt underwriting revenues, partially offset by higher advisory fees from M&A transactions.
Results - Investment Banking
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	594	555	791	7	(25)
Provision for credit losses	(4)	8	(2)	–	100
Compensation and benefits	256	251	258	2	(1)
General and administrative expenses	133	147	118	(10)	13
Commission expenses	59	56	60	5	(2)
Goodwill impairment	0	756	–	(100)	–
Restructuring expenses	1	2	–	(50)	–
Total other operating expenses	193	961	178	(80)	8
Total operating expenses	449	1,212	436	(63)	3
Income/(loss) before taxes	149	(665)	357	–	(58)
Statement of operations metrics (%)
Cost/income ratio	75.6	218.4	55.1	–	–
Net revenue detail (CHF million)
Fixed income sales and trading	256	139	248	84	3
Equity sales and trading	294	379	488	(22)	(40)
Underwriting and advisory	71	80	72	(11)	(1)
Other revenues	(27)	(43)	(17)	(37)	59
Net revenues	594	555	791	7	(25)
Provision for credit losses
The Investment Banking loan portfolio is primarily comprised of secured and unsecured corporate loans.
In 1Q16, Investment Banking recorded a net release of provision for credit losses of CHF 4 million, compared to a net release of CHF 2 million in 1Q15 and a net provision of CHF 8 million in 4Q15.
Total operating expenses
Total operating expenses of CHF 449 million increased slightly compared to 1Q15, mainly reflecting higher general and administrative expenses. General and administrative expenses increased 13% to CHF 133 million, mainly due to higher other administrative and infrastructure expenses, partially offset by lower litigation provisions and lower marketing expenses. Compensation and benefits decreased slightly to CHF 256 million, primarily driven by lower discretionary compensation, partially offset by higher salary expenses reflecting growth-related higher headcount.
Compared to 4Q15, total operating expenses decreased 63%, mainly reflecting the goodwill impairment charge of CHF 756 million in 4Q15. General and administrative expenses decreased 10%, mainly due to lower litigation provisions, lower consulting expenses, lower travel expenses and lower other administrative expenses. Compensation and benefits increased slightly, primarily driven by higher discretionary compensation and higher deferred compensation expenses from prior-year awards. Adjusted total operating expenses were stable compared to 4Q15.

Global Markets
In 1Q16, Global Markets reported a loss before taxes of CHF 635 million and net revenues of CHF 973 million. Net revenues declined 60% compared to 1Q15, reflecting challenging trading conditions, low levels of client activity and decreased issuance activity.
Results Summary
1Q16 results
In 1Q16, we reported a loss before taxes of CHF 635 million and net revenues of CHF 973 million. Net revenues declined 60% compared to 1Q15, primarily due to challenging market making conditions, the structural impact of a lower leverage exposure, continued mark-to-market losses and low levels of client and issuance activity. Fixed income sales and trading revenues of CHF 262 million decreased 82% compared to 1Q15 and 14% compared to 4Q15. Equity sales and trading revenues of CHF 563 million declined 29% compared to 1Q15 and 6% compared to 4Q15. Underwriting revenues of CHF 150 million declined significantly compared to 1Q15 and 4Q15, reflecting significantly lower industry-wide debt and equity underwriting activity. In light of the acceleration of our strategic initiatives, operating expenses include CHF 101 million in restructuring costs in 1Q16 and CHF 105 million in 4Q15.
Total operating expenses of CHF 1,540 million declined 2% compared to 1Q15, primarily due to lower compensation and benefits. Compared to 4Q15, total operating expenses decreased 67%, primarily reflecting the goodwill impairment charge in 4Q15. In 1Q16, we reported an adjusted loss before taxes of CHF 534 million compared to an adjusted income before taxes of CHF 842 million in 1Q15 and an adjusted loss before taxes of CHF 658 million in 4Q15.
Divisional results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	973	1,127	2,416	(14)	(60)
Provision for credit losses	68	(1)	4	–	–
Compensation and benefits	732	968	910	(24)	(20)
General and administrative expenses	561	722	515	(22)	9
Commission expenses	146	146	145	0	1
Goodwill impairment	0	2,661	0	(100)	–
Restructuring expenses	101	105	–	(4)	–
Total other operating expenses	808	3,634	660	(78)	22
Total operating expenses	1,540	4,602	1,570	(67)	(2)
Income/(loss) before taxes	(635)	(3,474)	842	(82)	–
Statement of operations metrics (%)
Return on regulatory capital	–	–	17.3	–	–
Cost/income ratio	158.3	408.3	65.0	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	12,742	13,525	13,024	(6)	(2)
Pre-tax return on average economic risk capital (%) [1]	(19.6)	(102.0)	26.5	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	272,520	262,201	329,522	4	(17)
Risk-weighted assets	70,044	73,706	71,248	(5)	(2)
Risk-weighted assets (USD)	73,142	74,514	73,353	(2)	0
Leverage exposure	327,588	313,315	394,409	5	(17)
Leverage exposure (USD)	342,075	316,752	406,063	8	(16)
Number of employees (full-time equivalents)
Number of employees	12,790	13,020	12,300	(2)	4
1 Calculated using a return excluding interest costs for allocated goodwill.

Capital and leverage metrics
As of the end of 1Q16, we reported risk-weighted assets of USD 73.1 billion, slightly lower compared to the end of 4Q15. The movement reflected USD 8 billion in business exits across global credit products, emerging markets and securitized products which were mostly offset by a USD 4 billion increase in operational risk and a USD 3 billion increase due to reduced benefits from credit valuation adjustment (CVA) hedges. Leverage exposure was USD 342.1 billion, reflecting an increase of USD 25.3 billion compared to the end of 4Q15, due to increased high quality liquid assets (HQLA) and a seasonal increase in prime services business activity.
Divisional results (continued)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	262	303	1,470	(14)	(82)
Equity sales and trading	563	602	795	(6)	(29)
Underwriting	150	281	184	(47)	(18)
Other	(2)	(59)	(33)	(97)	(94)
Net revenues	973	1,127	2,416	(14)	(60)
Reconciliation of adjusted results
	Global Markets
in	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	973	1,127	2,416
Provision for credit losses	68	(1)	4
Total operating expenses	1,540	4,602	1,570
Goodwill impairment	0	(2,661)	0
Restructuring expenses	(101)	(105)	–
Major litigation provisions	0	(50)	0
Adjusted total operating expenses	1,439	1,786	1,570
Income/(loss) before taxes	(635)	(3,474)	842
Total adjustments	101	2,816	0
Adjusted income/(loss) before taxes	(534)	(658)	842
Adjusted results are non-GAAP financial measures. Refer to "Information and developments – Adjusted results" and "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Fixed income sales and trading
In 1Q16, fixed income sales and trading revenues of CHF 262 million declined 82% compared to 1Q15, primarily due to reduced client activity and low levels of activity related to widening credit spreads. The challenging operating conditions primarily impacted our yield businesses, particularly securitized products and global credit products, with continued mark-to-market losses on client inventory. Operating conditions stabilized in the second half of the quarter, driven by a recovery in oil prices and central bank actions, which led to a tightening of credit spreads from levels comparable to peak-2011, and investor inflows into US high yield funds. In addition, 1Q15 results reflected strong trading conditions and client activity benefitting from significant actions from the ECB and the SNB. Securitized products revenues decreased substantially, driven by lower volumes in agency and non-agency trading and mark-to-market losses in collateralized loan obligations (CLO) and non-agency and agency commercial mortgage-backed securities (CMBS) as we decreased risk in the portfolio by reducing inventory positions. We incurred negative net revenues in global credit products, reflecting lower trading activity primarily due to muted leveraged finance issuance activity and from mark-to-market losses on client inventory, particularly in our US distressed trading portfolio as we continued to reduce inventory and announced the sale of the majority of the portfolio at a small discount to the market. Emerging markets revenues declined, reflecting weak trading performance in Latin America and Europe, Middle East and Africa (EMEA). Corporate lending revenues were lower, primarily driven by mark-to-market losses related to lower oil prices. Global macro products results declined slightly as lower client activity in our European rates business offset strong performance in our US rates business.
Compared to 4Q15, fixed income sales and trading revenues decreased 14%, driven by lower performance in securitized products due to lower volumes in non-agency trading, reflecting difficult trading conditions and mark-to-market losses as we decreased risk in the portfolio by reducing inventory positions. Emerging markets revenues also declined, reflecting weak trading performance in Latin America and lower financing activity. These declines were partially offset by a rebound in global credit products performance, reflecting improved leveraged finance trading activity, reduced mark-to-market losses in the US distressed trading portfolio and higher investment grade performance. In addition, global macro products revenues were higher, driven by increased client activity in our US rates business.
Equity sales and trading
In 1Q16, equity sales and trading revenues of CHF 563 million declined 29% compared to 1Q15, reflecting lower allocated capital, reduced risk appetite with lower client activity and investor outflows from equity funds. Compared to a strong 1Q15, systematic market making revenues declined significantly due to difficult trading conditions. Derivatives revenues declined due to lower performance in structured and corporate derivatives, partially offset by strong performance in Latin America and flow derivatives. We had resilient prime services revenues, albeit lower, as decreased prime brokerage revenues on significantly lower leverage exposure more than offset higher client clearing and trading activity. Cash equities revenues declined, reflecting lower trading volumes in Europe and weak performance in Latin America, which offset higher volumes and commissions in the US.
Compared to 4Q15, equity sales and trading revenues declined by 6%, primarily due to less favorable trading conditions, particularly in systematic market making. Prime services revenues were resilient, reflecting higher client clearing and trading activity. Derivatives revenues declined slightly, reflecting weak performance in fund linked products. These declines were partially offset by increased cash equities results, reflecting improved US trading volumes.
Underwriting
In 1Q16, underwriting revenues of CHF 150 million declined 18% compared to 1Q15, reflecting challenging market conditions and significantly lower debt and equity underwriting activity. Debt underwriting revenues declined, primarily due to lower leveraged finance activity in the US, partially offset by higher emerging markets and investment grade revenues. Equity underwriting results declined, reflecting substantially lower industry-wide IPO issuance activity.
Compared to 4Q15, underwriting revenues declined 47%, due to lower equity underwriting results, reflecting lower revenues from follow-on offerings compared to a strong performance in the prior period. Debt underwriting revenues also declined, primarily due to lower leveraged finance activity in the US.
Provision for credit losses
Provisions for credit losses of CHF 68 million increased significantly compared to 1Q15 and 4Q15 reflecting adverse developments on non-fair-valued loans in our corporate lending portfolio relating to the energy sector.
Total operating expenses
In 1Q16, total operating expenses of CHF 1,540 million declined 2% compared to 1Q15, due to reduced discretionary compensation expenses and lower deferred compensation expenses from prior-year awards reflecting a lower deferral rate, partially offset by restructuring expenses in 1Q16 and increased expenses relating to our risk, regulatory and compliance infrastructure. Adjusted total operating expenses decreased 8%.
Compared to 4Q15, total operating expenses declined 67%, reflecting the goodwill impairment charge in 4Q15 and a decrease in compensation and benefits and lower litigation provisions. The decrease in compensation and benefits was primarily driven by reduced discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses decreased, primarily reflecting lower litigation provisions and lower cost related to our risk, regulatory and compliance infrastructure. Adjusted operating expenses declined 19%.

Investment Banking & Capital Markets
In 1Q16, Investment Banking & Capital Markets reported a loss before taxes of CHF 103 million and net revenues of CHF 369 million. Net revenues declined 8% compared to both 1Q15 and 4Q15.
Results Summary
1Q16 results
In 1Q16, we reported a loss before taxes of CHF 103 million and net revenues of CHF 369 million. Net revenues declined 8% compared to 1Q15, reflecting continued challenging market conditions characterized by volatility, macroeconomic uncertainty and low energy prices. Revenues from advisory and other fees of 226 million increased 97% compared to 1Q15, reflecting an increase in our share of wallet despite an industry-wide decline in the overall fee pool. Debt underwriting revenues of CHF 180 million decreased 16% due to lower leveraged finance revenues and mark-to-market losses related to our underwriting portfolio. Equity underwriting revenues of CHF 44 million declined 53%, driven by lower industry-wide IPO activity. Net revenues were also impacted by mark-to-market losses in our corporate lending portfolio relating to the energy sector and recognized in other revenues. Total operating expenses of CHF 419 million decreased 6% compared to 1Q15, primarily reflecting a decrease in compensation and benefits. Provision for credit losses of CHF 53 million in 1Q16 increased substantially.
Compared to 4Q15, net revenues decreased 8%, primarily due to lower equity underwriting revenues and higher mark-to–market losses in our corporate lending portfolio relating to the energy sector. Loss before taxes decreased 79%, primarily due to lower total operating expenses. Revenues from advisory and other fees decreased 10% due to a strong fourth quarter with respect to M&A transaction closings. Debt underwriting revenues increased 10% due to stronger leveraged finance revenues and reduced mark-to-market losses related to our underwriting portfolio. Compared to 4Q15, equity underwriting revenues were down 57%, driven by a decrease in IPO issuance activity. Total operating expenses decreased 53% compared to 4Q15, primarily reflecting the goodwill impairment charge in 4Q15. Adjusted total operating expenses decreased 21% compared to 4Q15.
Divisional results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	369	403	400	(8)	(8)
Provision for credit losses	53	3	0	–	–
Compensation and benefits	285	368	342	(23)	(17)
General and administrative expenses	106	127	105	(17)	1
Commission expenses	1	0	0	–	–
Goodwill impairment	0	380	0	(100)	–
Restructuring expenses	27	22	–	23	–
Total other operating expenses	134	529	105	(75)	28
Total operating expenses	419	897	447	(53)	(6)
Loss before taxes	(103)	(497)	(47)	(79)	119
Statement of operations metrics (%)
Return on regulatory capital	–	–	–	–	–
Cost/income ratio	113.6	222.6	111.8	–	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,391	4,606	4,232	(5)	4
Pre-tax return on average economic risk capital (%) [1]	(9.4)	(43.2)	(4.4)	–	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	18,341	19,800	14,674	(7)	25
Risk-weighted assets	15,878	17,824	14,665	(11)	8
Risk-weighted assets (USD)	16,580	18,020	15,098	(8)	10
Leverage exposure	38,530	42,861	35,151	(10)	10
Leverage exposure (USD)	40,234	43,331	36,190	(7)	11
Number of employees (full-time equivalents)
Number of employees	2,870	2,800	2,540	2	13
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	226	251	115	(10)	97
Debt underwriting	180	163	214	10	(16)
Equity underwriting	44	102	94	(57)	(53)
Other	(81)	(113)	(23)	(28)	252
Net revenues	369	403	400	(8)	(8)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	369	403	400
Provision for credit losses	53	3	0
Total operating expenses	419	897	447
Goodwill impairment	0	(380)	0
Restructuring expenses	(27)	(22)	–
Adjusted total operating expenses	392	495	447
Loss before taxes	(103)	(497)	(47)
Total adjustments	27	402	0
Adjusted loss before taxes	(76)	(95)	(47)
Adjusted results are non-GAAP financial measures. Refer to "Information and developments – Adjusted results" and "Reconciliation of adjusted results" in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 1Q16, risk-weighted assets were USD 16.6 billion, a decrease of USD 1.4 billion compared to the end of 4Q15, as we decreased our exposure in the debt underwriting portfolio. Leverage exposure was USD 40.2 billion, reflecting a reduction of USD 3.1 billion compared to the end of 4Q15.
Results
Advisory and other fees
In 1Q16, revenues from advisory and other fees of CHF 226 million increased 97% compared to 1Q15, reflecting an increase in our share of wallet despite an industry-wide decline in the overall fee pool. Share of wallet refers to our share of the overall fee pool for the respective products.
Compared to 4Q15, revenues from advisory and other fees decreased 10%, reflecting a strong fourth quarter with respect to M&A transaction closings.
Debt underwriting
In 1Q16, debt underwriting revenues of CHF 180 million decreased 16% compared to 1Q15, primarily driven by lower leveraged finance activity. Leveraged finance revenues were lower on significantly reduced leveraged loan activity amid a continued market volatility.
Compared to 4Q15, debt underwriting revenues increased 10%, driven by stronger leveraged finance revenues and reduced mark-to-market losses on our underwriting portfolio.
Equity underwriting
In 1Q16, revenues in equity underwriting of CHF 44 million decreased 53% compared to 1Q15, driven by a significant reduction in industry-wide IPO issuance activity.
Compared to 4Q15, revenues declined 57%, driven by lower revenues from follow-on offerings compared to a strong performance in the prior period.
Provision for credit losses
Provision for credit losses of CHF 53 million in 1Q16 increased substantially compared to both 1Q15 and 4Q15, reflecting adverse developments on non-fair-valued loans in our corporate lending portfolio relating to the energy sector.

Total operating expenses
Compared to 1Q15, total operating expenses of CHF 419 million decreased 6%, primarily driven by a 17% decrease in compensation and benefits due to a decline in deferred compensation expense from prior year awards as a result of lower deferral rates. General and administrative expenses of CHF 106 million were stable compared to 1Q15. Adjusted total operating expenses decreased 12% when compared to 1Q15.
Compared to 4Q15, total operating expenses decreased 53%, primarily reflecting the CHF 380 million goodwill impairment charge in 4Q15. Compensation and benefits declined 23%, driven by a decline in deferred compensation expense from prior year awards and lower discretionary compensation expenses. General and administrative expenses declined 17%, reflecting lower costs across most general and administrative-related expense categories. Adjusted total operating expenses decreased 21% compared to 4Q15.

Strategic Resolution Unit
In 1Q16, the Strategic Resolution Unit reported a loss before taxes of CHF 724 million and decreased its risk-weighted assets by 11% and its leverage exposure by 12%.
results summary
1Q16 results
In 1Q16, we reported a loss before taxes of CHF 724 million compared to a loss before taxes of CHF 383 million in 1Q15 and a loss before taxes of CHF 1,122 million in 4Q15.
Net revenues were CHF (112) million in 1Q16, which included valuation adjustments in the legacy investment banking portfolio and legacy funding costs, offset by revenues from the restructuring of select onshore businesses. Total operating expenses were CHF 566 million in 1Q16, including CHF 283 million of general and administrative expenses and CHF 188 million of compensation and benefits.
Capital and leverage metrics
In 1Q16, we reduced risk-weighted assets and leverage exposure reflecting various initiatives, including risk reductions, asset sales, loan reductions, trade restructurings, novations and clearing and compression. As of the end of 1Q16, we reported risk-weighted assets of CHF 54.6 billion, a decrease of CHF 8.3 billion and CHF 7.1 billion compared to the end of 1Q15 and 4Q15, respectively. Leverage exposure was CHF 122.2 billion as of the end of 1Q16, reflecting a decrease of CHF 60.1 billion and CHF 16.0 billion compared to the end of 1Q15 and 4Q15, respectively.
Divisional results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(112)	21	176	–	–
of which from noncontrolling interests without significant economic interest	17	20	(26)	(15)	–
Provision for credit losses	46	93	5	(51)	–
Compensation and benefits	188	237	256	(21)	(27)
General and administrative expenses	283	619	255	(54)	11
of which litigation expenses	33	292	34	(89)	(3)
Commission expenses	18	41	43	(56)	(58)
Restructuring expenses	77	153	–	(50)	–
Total other operating expenses	378	813	298	(54)	27
Total operating expenses	566	1,050	554	(46)	2
of which from noncontrolling interests without significant economic interest	18	5	1	260	–
Loss before taxes	(724)	(1,122)	(383)	(35)	89
of which from noncontrolling interests without significant economic interest	(1)	15	(27)	–	(96)
Balance sheet statistics (CHF million)
Total assets	74,061	77,664	97,747	(5)	(24)
Risk-weighted assets	54,562	61,638	62,847	(11)	(13)
Leverage exposure	122,213	138,219	182,337	(12)	(33)
Number of employees (full-time equivalents)
Number of employees	1,480	2,060	3,150	(28)	(53)

Divisional results (continued)
	in			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	119	176	189	(32)	(37)
Legacy cross-border business and small markets	58	69	77	(16)	(25)
Restructuring of former Asset Management division	(37)	(63)	(43)	(41)	(14)
Legacy investment banking portfolio	(207)	(136)	19	52	–
Legacy funding costs	(72)	(67)	(62)	7	16
Other	10	22	22	(55)	(55)
Noncontrolling interests without significant economic interest	17	20	(26)	(15)	–
Net revenues	(112)	21	176	–	–
Results
Net revenues
Net revenues were CHF (112) million in 1Q16 compared to CHF 176 million in 1Q15 and CHF 21 million in 4Q15. The decreases were driven by valuation adjustments in the legacy investment banking portfolio and lower revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business.
Provision for credit losses
In 1Q16, provision for credit losses was CHF 46 million compared to CHF 5 million in 1Q15 and CHF 93 million in 4Q15. The increase as compared to 1Q15 was primarily related to legacy corporate loans. The decrease as compared to 4Q15 was primarily related to the restructuring of select onshore businesses.
Total operating expenses
Total operating expenses of CHF 566 million increased slightly compared to 1Q15, primarily reflecting restructuring expenses, mostly offset by lower compensation and benefits. Compared to 4Q15, total operating expenses decreased 46%, reflecting lower general and administrative expenses, mainly due to lower litigation expenses, and lower restructuring expenses. Total operating expenses included costs of CHF 72 million to meet requirements related to the settlements with US authorities regarding US cross-border matters.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Results summary
In 1Q16, Corporate Center recorded income before taxes of CHF 31 million compared to losses before taxes of CHF 56 million in 1Q15 and CHF 1,078 million in 4Q15. We early adopted certain sections of ASU 2016-01 which require that changes in fair value relating to the instrument-specific credit risk of fair value option-elected financial liabilities be presented separately in accumulated other comprehensive income. Therefore, fair value gains or losses from movements in own credit spreads are no longer recorded in the Corporate Center beginning in 1Q16. Other revenues primarily reflected required elimination adjustments associated with trading in own shares. Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements.
Corporate Center results
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(17)	(115)	13	(85)	–
Fair value impact from movements in own credit spreads	0	(697)	144	100	(100)
Other	107	29	(6)	269	–
Net revenues	90	(783)	151	–	(40)
Provision for credit losses	0	0	0	–	–
Compensation and benefits	(71)	134	108	–	–
General and administrative expenses	102	132	96	(23)	6
Commission expenses	28	29	3	(3)	–
Total other operating expenses	130	161	99	(19)	31
Total operating expenses	59	295	207	(80)	(71)
Income/(loss) before taxes	31	(1,078)	(56)	–	–
Balance sheet statistics (CHF million)
Total assets	67,677	62,872	32,315	8	109
Risk-weighted assets [1]	16,568	16,878	15,898	(2)	4
Leverage exposure [1]	64,241	59,723	28,029	8	129
Expense allocation to divisions (CHF million)
Compensation and benefits	643	861	768	(25)	(16)
General and administrative expenses	949	1,155	864	(18)	10
Commission expenses	28	29	3	(3)	–
Restructuring expenses	82	106	–	(23)	–
Total other operating expenses	1,059	1,290	867	(18)	22
Total operating expenses before allocation to divisions	1,702	2,151	1,635	(21)	4
Net allocation to divisions	1,643	1,856	1,428	(11)	15
of which Swiss Universal Bank	356	470	344	(24)	3
of which International Wealth Management	261	279	228	(6)	14
of which Asia Pacific	194	198	171	(2)	13
of which Global Markets	596	627	466	(5)	28
of which Investment Banking & Capital Markets	79	93	63	(15)	25
of which Strategic Resolution Unit	157	189	156	(17)	1
Total operating expenses	59	295	207	(80)	(71)
1 Disclosed on a look-through basis.

Assets under management
As of the end of 1Q16, assets under management were CHF 1,180.8 billion, down 2.7% compared to the end of 4Q15, primarily due to unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 10.5 billion.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Assets under management and client assets
	end of		% change
	1Q16	4Q15	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Banking	236.1	241.0	(2.0)
Swiss Universal Bank - Corporate & Institutional Banking	273.6	275.8	(0.8)
International Wealth Management - Private Banking	287.0	289.6	(0.9)
International Wealth Management - Asset Management	301.3	321.3	(6.2)
Asia Pacific - Private Banking	149.6	150.4	(0.5)
Strategic Resolution Unit	24.6	27.3	(9.9)
Assets managed across businesses [1]	(91.4)	(91.3)	0.1
Assets under management	1,180.8	1,214.1	(2.7)
of which discretionary assets	385.5	410.1	(6.0)
of which advisory assets	795.3	804.0	(1.1)
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Banking	259.5	266.2	(2.5)
Swiss Universal Bank - Corporate & Institutional Banking	372.3	377.1	(1.3)
International Wealth Management - Private Banking	393.4	400.0	(1.7)
International Wealth Management - Asset Management	301.3	321.3	(6.2)
Asia Pacific - Private Banking	168.7	169.8	(0.6)
Strategic Resolution Unit	61.2	110.4	(44.6)
Assets managed across businesses [1]	(91.4)	(91.3)	0.1
Client Assets [2]	1,465.0	1,553.5	(5.7)
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	1Q16	4Q15	1Q15
Growth in assets under management (CHF billion)
Net new assets	10.5	2.1	14.9
of which Swiss Universal Bank - Private Banking	0.7	(2.9)	1.5
of which Swiss Universal Bank - Corporate & Institutional Banking	2.3	4.2	6.1
of which International Wealth Management - Private Banking	5.4	(4.2)	(0.7)
of which International Wealth Management - Asset Management [1]	1.5	3.6	9.2
of which Asia Pacific - Private Banking	4.3	3.0	4.5
of which Strategic Resolution Unit	(1.6)	(2.3)	(1.8)
of which assets managed across businesses [2]	(2.1)	0.7	(3.9)
Other effects	(43.8)	(73.8)	(17.7)
of which Swiss Universal Bank - Private Banking	(5.6)	6.8	(3.6)
of which Swiss Universal Bank - Corporate & Institutional Banking	(4.5)	8.5	4.7
of which International Wealth Management - Private Banking	(8.0)	7.3	(12.6)
of which International Wealth Management - Asset Management	(21.5)	3.1	(4.5)
of which Asia Pacific - Private Banking	(5.1)	8.3	(0.4)
of which Strategic Resolution Unit	(1.1)	(107.1)	(1.2)
of which assets managed across businesses [2]	2.0	(0.7)	(0.1)
Growth in assets under management	(33.3)	(71.7)	(2.8)
of which Swiss Universal Bank - Private Banking	(4.9)	3.9	(2.1)
of which Swiss Universal Bank - Corporate & Institutional Banking	(2.2)	12.7	10.8
of which International Wealth Management - Private Banking	(2.6)	3.1	(13.3)
of which International Wealth Management - Asset Management [1]	(20.0)	6.7	4.7
of which Asia Pacific - Private Banking	(0.8)	11.3	4.1
of which Strategic Resolution Unit	(2.7)	(109.4)	(3.0)
of which assets managed across businesses [2]	(0.1)	0.0	(4.0)
Growth in assets under management (annualized) (%)
Net new assets	3.5	0.6	4.4
of which Swiss Universal Bank - Private Banking	1.1	(4.9)	2.3
of which Swiss Universal Bank - Corporate & Institutional Banking	3.3	6.4	8.8
of which International Wealth Management - Private Banking	7.5	(5.9)	(0.9)
of which International Wealth Management - Asset Management [1]	1.9	4.6	12.1
of which Asia Pacific - Private Banking	11.4	8.6	12.0
of which Strategic Resolution Unit	(22.7)	(6.7)	(5.0)
of which assets managed across businesses [2]	9.2	(3.2)	17.5
Other effects	(14.5)	(22.9)	(5.2)
of which Swiss Universal Bank - Private Banking	(9.2)	11.5	(5.5)
of which Swiss Universal Bank - Corporate & Institutional Banking	(6.5)	12.9	6.9
of which International Wealth Management - Private Banking	(11.1)	10.2	(15.5)
of which International Wealth Management - Asset Management	(26.8)	3.9	(5.9)
of which Asia Pacific - Private Banking	(13.5)	23.9	(1.1)
of which Strategic Resolution Unit	(16.6)	(313.4)	(3.3)
of which assets managed across businesses [2]	(8.8)	3.2	0.4
Growth in assets under management	(11.0)	(22.3)	(0.8)
of which Swiss Universal Bank - Private Banking	(8.1)	6.6	(3.2)
of which Swiss Universal Bank - Corporate & Institutional Banking	(3.2)	19.3	15.7
of which International Wealth Management - Private Banking	(3.6)	4.3	(16.4)
of which International Wealth Management - Asset Management [1]	(24.9)	8.5	6.2
of which Asia Pacific - Private Banking	(2.1)	32.5	10.9
of which Strategic Resolution Unit	(39.3)	(320.1)	(8.3)
of which assets managed across businesses [2]	0.4	0.0	17.9
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	1Q16	4Q15	1Q15
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	3.1	3.4	2.4
Net new assets from discontinued operations	0.0	0.0	(8.8)
Net new assets	3.1	3.4	2.3
of which Swiss Universal Bank - Private Banking	0.9	1.2	0.6
of which Swiss Universal Bank - Corporate & Institutional Banking	2.4	3.8	4.4
of which International Wealth Management - Private Banking	1.0	(0.9)	1.6
of which International Wealth Management - Asset Management [1]	6.1	8.7	3.1
of which Asia Pacific - Private Banking	11.4	11.8	13.4
of which Strategic Resolution Unit	(2.6)	(2.8)	(6.0)
of which assets managed across businesses [2]	2.4	4.7	6.9
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
1Q16 results
As of the end of 1Q16, assets under management of CHF 1,180.8 billion decreased CHF 33.3 billion compared to the end of 4Q15, reflecting unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 10.5 billion.
Swiss Universal Bank – Private Banking reported assets under management of CHF 236.1 billion as of the end of 1Q16, a decrease of CHF 4.9 billion compared to the end of 4Q15, driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 0.7 billion.
Swiss Universal Bank – Corporate & Institutional Banking reported assets under management of CHF 273.6 billion as of the end of 1Q16, a decrease of CHF 2.2 billion compared to the end of 4Q15, driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 2.3 billion.
International Wealth Management – Private Banking reported assets under management of CHF 287.0 billion as of the end of 1Q16, a decrease of CHF 2.6 billion compared to the end of 4Q15, reflecting unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 5.4 billion, mainly reflecting solid inflows from emerging markets and Europe.
International Wealth Management – Asset Management reported assets under management of CHF 301.3 billion as of the end of 1Q16, a decrease of CHF 20.0 billion compared to the end of 4Q15, reflecting structural effects mainly from an adjustment of assets under management reported for multi-asset class solutions, unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 1.5 billion, reflecting inflows primarily from traditional products, including in index solutions and real estate sector.
Asia Pacific – Private Banking reported assets under management of CHF 149.6 billion as of the end of 1Q16, stable compared to the end of 4Q15, reflecting unfavorable market and foreign exchange-related movements, offset by net new assets of CHF 4.3 billion, reflecting inflows primarily from the Greater China and South East Asia markets.
The Strategic Resolution Unit reported CHF 24.6 billion of assets under management as of the end of 1Q16, a decrease of CHF 2.7 billion compared to the end of 4Q15, primarily reflecting net asset outflows of CHF 1.6 billion, due to the wind-down of operations.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Strategic Resolution Unit” in I – Credit Suisse results for further information.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q16, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track issuance strategy with securities offered at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018, at which time banks will be required to comply with disclosure requirements prescribed by the BCBS and implemented by national regulators.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including the final Basel III LCR rules adopted in 2014. As a result, all Swiss banks are subject to an LCR requirement. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on the Basel III liquidity framework and Swiss liquidity requirements.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on our approach to liquidity risk management, governance and contingency planning.

Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of high-quality liquid assets (HQLA) as defined by FINMA. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds, and on short-term reverse repurchase agreements. These bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. These securities may also serve to meet liquidity requirements in major operating subsidiaries.
For the purpose of the LCR disclosure as of the end of 1Q16, our liquidity pool managed by Treasury had an HQLA value of CHF 185.2 billion. The liquidity pool consisted of CHF 101.7 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 83.5 billion market value of securities issued by governments and government agencies, primarily from the US, UK, France and Germany. In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking and Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. Through coordination with the businesses, Treasury can access these assets to generate liquidity if required. As of the end of 1Q16, the portfolio that is not managed by Treasury had a market value of CHF 27.6 billion, consisting of CHF 5.1 billion of high-grade bonds and CHF 22.5 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 20% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity coverage ratio – Group
End of	1Q16								4Q15
	Swiss franc	US dollar	Euro	Other currencies	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High Quality Liquid Assets (HQLA) (CHF million)
Cash held at central banks	49,256	35,346	14,309	2,741	–		101,652		86,740
Securities	1,406	60,258	3,079	18,803	–		83,546		88,566
High quality liquid assets [3]	50,662	95,604	17,388	21,544	–		185,198		175,306
Cash outflows (CHF million)
Retail deposits and deposits from small business customers					151,501		19,252		19,362
Unsecured wholesale funding					202,032		81,833		86,619
Secured wholesale funding					–		77,893		86,778
Additional requirements					214,086		53,859		60,988
Other contractual funding obligations					64,947		64,947		49,946
Other contingent funding obligations					248,416		2,681		3,313
Total cash outflows					–		300,465		307,006
Cash inflows (CHF million)
Secured lending					133,248		81,187		95,418
Inflows from fully performing exposures					54,904		29,908		31,104
Other cash inflows					66,886		66,886		52,011
Total cash inflows					–		177,981		178,533
Liquidity coverage ratio
High quality liquid assets (CHF million)							185,198		175,306
Net cash outflows (CHF million)							122,484		128,473
Liquidity coverage ratio (%)							151		136
Calculated using a three-month average.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA.

Liquidity Coverage Ratio
As of the end of 1Q16, our LCR was 151%, representing high-quality liquid assets of CHF 185.2 billion and net cash outflows of CHF 122.5 billion.
The increase in the LCR compared to the end of 4Q15 was driven by the increase in high-quality liquid assets, primarily from higher deposits at central banks, partially offset by a reduction in government-issued securities, and a reduction in net cash outflows.
The decrease in net cash outflows mainly reflected lower unsecured wholesale funding and reductions in additional requirements related to credit and liquidity facilities.
The decrease in unsecured wholesale funding reflected the sale of certain US business activities, which reduced non-operational deposit balances, and other operational deposit business movements. In addition, lower average amounts of short term unsecured debt instruments matured during 1Q16 compared to previous quarters over the past year. The reduction in the credit and liquidity facility outflows reflected both a lower commitments balance for purposes of the LCR calculation and the effect of a longer averaging period following a rule clarification during the previous quarter.
Outflows from other contractual funding obligations and other cash inflows both increased, primarily reflecting balances related to open and failed trades. However, the net impact was minimal due to the symmetrical treatment of these trades across outflows and inflows. The decrease in secured lending was offset by a decrease in secured wholesale funding. Outflows related to derivative exposures and other collateral requirements increased compared to 4Q15 due to an update to the calculation methodology relating to the market valuation changes on derivatives. This increase was partially offset by a slight reduction in both derivative cash flows and downgrade risks.
Compared to all quarters in 2015, the 1Q16 balances of high-quality liquid assets were at their highest and net cash outflows were at their lowest. The drivers behind the increase in the 1Q16 LCR remain consistent with the trends in 2015 and reflect our efforts to ensure that Group entities meet applicable local liquidity requirements.
In connection with the implementation of Basel III, certain regulatory LCR disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Further details on our LCR can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 11% as of the end of 1Q16, compared to 13% as of the end of 4Q15, primarily reflecting a small decrease in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 299 billion as of the end of 1Q16 compared to CHF 305 billion as of the end of 4Q15, reflecting a slightly lower customer deposit base in private banking and corporate & institutional banking businesses. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet, off-balance sheet and other contractual obligations for further information.
Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds.
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q16, excluding structured notes.
Debt issuances and redemptions
in 1Q16	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	1.6	0	0	1.6
of which unsecured	1.3	0	0	1.3
Maturities / Redemptions	3.8	0	0	3.8
of which unsecured	3.6	0	0	3.6
of which secured [1]	0.2	0	0	0.2
Excludes structured notes.
1 Includes covered bonds.
As of the end of 1Q16, we had outstanding long-term debt of CHF 183.5 billion, which included senior and subordinated instruments. We had CHF 55.0 billion and CHF 19.7 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q16 compared to CHF 54.8 billion and CHF 19.5 billion, respectively, as of 4Q15.
> Refer to “Capital issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 1Q16, the weighted average maturity of long-term debt was 5.9 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings increased to CHF 14.8 billion as of the end of 1Q16 compared to CHF 8.7 billion in 4Q15.
Credit ratings
In January 2016, Moody’s Investors Service downgraded the long-term ratings of Credit Suisse AG and its affiliates by one notch.
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.0 billion, CHF 3.0 billion and CHF 3.6 billion, respectively, as of the end of 1Q16, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events, are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivate product types are monitored as part of the LCR scenario parameters and internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.

Capital management
As of the end of 1Q16, our CET1 ratio was 13.6% under Basel III and 11.4% on a look-through basis. Our risk-weighted assets were CHF 283.9 billion and our tier 1 capital was CHF 49.2 billion. Our BIS tier 1 leverage ratio was 5.1% and 4.4% on a look-through basis.
Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%
Capital conservation buffer	0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%
Tier 1	7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%
Total capital	9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, generally the date of the first step-up coupon.
Banks are required to maintain a tier 1 leverage ratio of 3% beginning on January 1, 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2015 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Effective in 2016, FINMA set our progressive component requirement at 5.07% for 2019. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high- and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the SNB, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2015 for further information on the FINMA Decree.

We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.
Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 1Q16, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2015 for further information.
Regulatory developments and proposals
In January 2016, the BCBS issued its final paper on the fundamental review of the trading book. The paper comprises a detailed set of principles for a comprehensive revision of the market risk framework, which becomes effective January 1, 2019.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2015 for further information, particularly regarding the proposed “Too Big to Fail” requirements for Swiss G-SIBs.
Capital issuances and redemptions
Issuances and redemptions
There were no capital issuances in 1Q16. In March 2016, in connection with the pending settlement of certain outstanding Contingent Capital Awards (CCA) in the amounts of USD 503 million and CHF 59 million, we no longer recognize these instruments as additional tier 1 capital.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.3 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.9%, both as of the end of 1Q16.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 13.3 billion and the Higher Trigger Capital Ratio was 4.7%, both as of the end of 1Q16.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital issuances and redemptions in the Credit Suisse Annual Report 2015 for further information on the Higher Trigger Capital Amount.

BIS capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q16	4Q15	QoQ	1Q16	4Q15	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,682	42,072	(8)	31,840	32,938	(3)
Tier 1 capital	49,221	53,063	(7)	42,536	44,601	(5)
Total eligible capital	58,168	62,682	(7)	49,345	51,425	(4)
Risk-weighted assets	283,937	294,950	(4)	280,382	289,946	(3)
Capital ratios (%)
CET1 ratio	13.6	14.3	–	11.4	11.4	–
Tier 1 ratio	17.3	18.0	–	15.2	15.4	–
Total capital ratio	20.5	21.3	–	17.6	17.7	–
Eligible capital – Group
	Phase-in				Look-through
				% change			% change
end of	1Q16		4Q15	QoQ	1Q16	4Q15	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,997		44,382	1	44,997	44,382	1
Regulatory adjustments [1]	(591)		(459)	29	(591)	(459)	29
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	1,389		2,132	(35)	–	–	–
Common share capital issued by subsidiaries and held by third parties	62		89	(30)	–	–	–
Goodwill [2]	(2,787)		(1,906)	46	(4,645)	(4,765)	(3)
Other intangible assets [2]	(41)		(28)	46	(68)	(71)	(4)
Deferred tax assets that rely on future profitability	(2,210)		(1,262)	75	(3,683)	(3,155)	17
Shortfall of provisions to expected losses	(278)		(234)	19	(463)	(584)	(21)
Gains/(losses) due to changes in own credit on fair-valued liabilities	(1,207)		(185)	–	(2,012)	(463)	335
Defined benefit pension assets [2]	(348)		(244)	43	(581)	(611)	(5)
Investments in own shares	(24)		(8)	200	(41)	(21)	95
Other adjustments [3]	(39)		(2)	–	(65)	(5)	–
Deferred tax assets from temporary differences (threshold-based)	(241)		(203)	19	(1,008)	(1,310)	(23)
Adjustments subject to phase-in	(5,724)	[4]	(1,851)	209	(12,566)	(10,985)	14
CET1 capital	38,682		42,072	(8)	31,840	32,938	(3)
High-trigger capital instruments (7% trigger)	5,679		6,562	(13)	5,679	6,562	(13)
Low-trigger capital instruments (5.125% trigger)	5,017		5,101	(2)	5,017	5,101	(2)
Additional tier 1 instruments	10,696		11,663	(8)	10,696	11,663	(8)
Additional tier 1 instruments subject to phase-out [5]	2,579		2,616	(1)	–	–	–
Deductions from additional tier 1 capital	(2,736)	[6]	(3,288)	(17)	–	–	–
Additional tier 1 capital	10,539		10,991	(4)	10,696	11,663	(8)
Tier 1 capital	49,221		53,063	(7)	42,536	44,601	(5)
High-trigger capital instruments (7% trigger)	2,620		2,682	(2)	2,620	2,682	(2)
Low-trigger capital instruments (5% trigger)	4,189		4,142	1	4,189	4,142	1
Tier 2 instruments	6,809		6,824	0	6,809	6,824	0
Tier 2 instruments subject to phase-out	2,231		2,970	(25)	–	–	–
Deductions from tier 2 capital	(93)		(175)	(47)	–	–	–
Tier 2 capital	8,947		9,619	(7)	6,809	6,824	0
Total eligible capital	58,168		62,682	(7)	49,345	51,425	(4)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 40% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 40% of goodwill and other intangible assets (CHF 1.9 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

Capital movement – Group
1Q16	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	42,072		32,938
Net loss attributable to shareholders	(302)		(302)
Foreign exchange impact	(583)	[1]	(393)
Impact of deductions relating to phase-in requirements	(2,777)		–
Other	272	[2]	(403)
Balance at end of period	38,682		31,840
Additional tier 1 capital (CHF million)
Balance at beginning of period	10,991		11,663
Foreign exchange impact	(233)		(245)
Impact of deductions relating to phase-in requirements	1,096		–
Redemptions	(505)		(505)
Other	(810)	[3]	(217)
Balance at end of period	10,539		10,696
Tier 2 capital (CHF million)
Balance at beginning of period	9,619		6,824
Foreign exchange impact	(199)		(141)
Impact of deductions relating to phase-in requirements	59		–
Other [4]	(532)		126
Balance at end of period	8,947		6,809
Eligible capital (CHF million)
Balance at end of period	58,168		49,345
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares and a change in other regulatory adjustments (e.g., certain deferred tax assets).

3 Reflects a change in regulatory adjustments, including a reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities.
4 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 13.6% as of the end of 1Q16 compared to 14.3% as of the end of 4Q15, reflecting lower CET1 capital, partially offset by lower RWA. Our tier 1 ratio was 17.3% as of the end of 1Q16 compared to 18.0% as of the end of 4Q15. Our total capital ratio was 20.5% as of the end of 1Q16 compared to 21.3% as of the end of 4Q15.
CET1 capital was CHF 38.7 billion as of the end of 1Q16 compared to CHF 42.1 billion as of the end of 4Q15, mainly reflecting an additional annual 20% phase-in of regulatory deductions from CET1 (from 40% to 60%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 60% to 40%), pursuant to phase-in requirements. CET1 capital was also affected by a negative foreign exchange impact and a net loss attributable to shareholders, partially offset by the net effect of share-based compensation.
Additional tier 1 capital decreased to CHF 10.5 billion as of the end of 1Q16 compared to CHF 11.0 billion as of the end of 4Q15, mainly reflecting the phase-in component of the regulatory reversal of net gains due to changes in own credit risk on fair-valued financial liabilities, the pending settlement of certain outstanding CCA and the negative foreign exchange impact, partially offset by the additional annual 20% phase-in of regulatory deductions (from 60% to 40%), including goodwill, other intangible assets and other capital deductions.
Tier 2 capital was CHF 8.9 billion as of the end of 1Q16 compared to CHF 9.6 billion as of the end of 4Q15, mainly due to the impact of the prescribed amortization requirements as instruments move closer to their maturity date and a negative foreign exchange impact.
Total eligible capital was CHF 58.2 billion as of the end of 1Q16 compared to CHF 62.7 billion as of the end of 4Q15, reflecting the decreases in CET1 capital, additional tier 1 capital and tier 2 capital.
As of the end of 1Q16, the look-through CET1 ratio was 11.4%, stable compared to the end of 4Q15. As of the end of 1Q16, the look-through total capital ratio was 17.6%, compared to 17.7% as of the end of 4Q15.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA decreased 4% to CHF 283.9 billion as of the end of 1Q16 from CHF 295.0 billion as of the end of 4Q15, primarily driven by movements in risk levels and the foreign exchange impact, partially offset by increases in external methodology and policy changes.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels, partially offset by external methodology and policy changes and model and parameter updates. Movements in risk levels attributable to book size primarily resulted from reductions in commercial lending and banking book securitizations in Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit. There was also a reduction in private equity investments within International Wealth Management and a decrease resulting from the impact of the Basel III phase-in requirements. These decreases were partially offset by movements in risk levels attributable to book quality for advanced CVA due to credit spread changes. External methodology and policy changes were related to the mortgage multiplier, multipliers on residential and commercial income producing real estate (IPRE) within the Swiss Universal Bank, an additional phase-in of a multiplier on certain investment banking corporate exposures across the Group and an additional requirement relating to non-lombard loans guaranteed by individuals. Changes due to model and parameter updates were primarily driven by a time series update of the data set related to advanced CVA and caused an increase in Global Markets and decreases in the Strategic Resolution Unit and Asia Pacific.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels and internal methodology and policy changes. The movements in risk levels were primarily related to reductions in trading book securitizations in Global Markets. Internal methodology and policy changes decreased RWA, mainly due to a change in 1Q16 to capture certain market risks in the VaR model previously covered in RNIV.
RWA relating to operational risk were unchanged at the Group level, although reallocations of RWA among the divisions were recorded in 1Q16 to reflect the new organizational structure.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
1Q16 (CHF million)
Credit risk	50,570	18,844	15,949	38,626	13,322	32,258	15,453	185,022
Market risk	852	786	7,121	15,046	12	3,036	214	27,067
Operational risk	11,724	12,075	4,779	16,316	2,544	19,000	0	66,438
Non-counterparty risk	314	245	71	56	0	268	4,456	5,410
Risk-weighted assets – phase-in	63,460	31,950	27,920	70,044	15,878	54,562	20,123	283,937
Look-through adjustment	–	–	–	–	–	–	(3,555)	(3,555)
Risk-weighted assets – look-through	63,460	31,950	27,920	70,044	15,878	54,562	16,568	280,382
4Q15 (CHF million)
Credit risk	47,833	18,496	15,577	41,195	14,559	38,335	17,203	193,198
Market risk	658	725	5,170	19,247	83	3,747	169	29,799
Operational risk	11,056	12,932	6,812	13,206	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets – phase-in	59,869	32,407	27,624	73,706	17,824	61,638	21,882	294,950
Look-through adjustment	–	–	–	–	–	–	(5,004)	(5,004)
Risk-weighted assets – look-through	59,869	32,407	27,624	73,706	17,824	61,638	16,878	289,946

Risk-weighted asset movement by risk type – Group
1Q16 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	47,833	18,496	15,577	41,195	14,559	38,335	17,203	193,198
Foreign exchange impact	(646)	(232)	(373)	(1,152)	(426)	(970)	(213)	(4,012)
Movements in risk levels	2,181	205	3,439	(8,859)	(1,729)	(1,468)	(1,621)	(7,852)
of which credit risk – book size [1]	1,008	(59)	326	(2,977)	(1,524)	(4,022)	(1,653)	(8,901)
of which credit risk – book quality [2]	1,173	264	3,113	(5,882)	(205)	2,554	32	1,049
Model and parameter updates [3]	(395)	90	(1,591)	5,402	462	(2,797)	88	1,259
Methodology and policy changes – internal [4]	(291)	47	(1,337)	2,048	156	(892)	(3)	(272)
Methodology and policy changes – external [5]	1,888	238	234	(8)	300	50	(1)	2,701
Balance at end of period – phase-in	50,570	18,844	15,949	38,626	13,322	32,258	15,453	185,022
Market risk
Balance at beginning of period	658	725	5,170	19,247	83	3,747	169	29,799
Foreign exchange impact	(29)	(11)	(162)	(317)	(20)	(55)	(2)	(596)
Movements in risk levels	243	92	1,591	(3,249)	(50)	(379)	47	(1,705)
Model and parameter updates [3]	2	3	710	(221)	0	(176)	0	318
Methodology and policy changes – internal [4]	(22)	(23)	(188)	(414)	(1)	(101)	0	(749)
Balance at end of period – phase-in	852	786	7,121	15,046	12	3,036	214	27,067
Operational risk
Balance at beginning of period	11,056	12,932	6,812	13,206	3,182	19,250	0	66,438
Movements in risk levels	668	(857)	(2,033)	3,110	(638)	(250)	0	0
Balance at end of period – phase-in	11,724	12,075	4,779	16,316	2,544	19,000	0	66,438
Non-counterparty risk
Balance at beginning of period	322	254	65	58	0	306	4,510	5,515
Movements in risk levels	(8)	(9)	6	(2)	0	(38)	(54)	(105)
Balance at end of period – phase-in	314	245	71	56	0	268	4,456	5,410
Total
Balance at beginning of period	59,869	32,407	27,624	73,706	17,824	61,638	21,882	294,950
Foreign exchange impact	(675)	(243)	(535)	(1,469)	(446)	(1,025)	(215)	(4,608)
Movements in risk levels	3,084	(569)	3,003	(9,000)	(2,417)	(2,135)	(1,628)	(9,662)
Model and parameter updates [3]	(393)	93	(881)	5,181	462	(2,973)	88	1,577
Methodology and policy changes – internal [4]	(313)	24	(1,525)	1,634	155	(993)	(3)	(1,021)
Methodology and policy changes – external [5]	1,888	238	234	(8)	300	50	(1)	2,701
Balance at end of period – phase-in	63,460	31,950	27,920	70,044	15,878	54,562	20,123	283,937
Look-through adjustment [6]	–	–	–	–	–	–	(3,555)	(3,555)
Balance at end of period – look-through	63,460	31,950	27,920	70,044	15,878	54,562	16,568	280,382
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here. As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 969.5 billion as of the end of 1Q16, 2% lower compared to CHF 987.6 billion as of the end of 4Q15. The movement was primarily due to a decrease in off-balance sheet exposures relating to irrevocable loan commitments and the foreign exchange translation impact. The reduction in the Group’s consolidated balance sheet reflected the foreign exchange translation impact, mostly offset by higher operating activities.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Leverage exposure components – Group
	Phase-in			Look-through
			% change			% change
end of	1Q16	4Q15	QoQ	1Q16	4Q15	QoQ
Leverage exposure (CHF million)
Balance sheet assets	813,898	820,805	(1)	813,898	820,805	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,903)	(10,553)	13	(16,073)	(16,431)	(2)
Derivative financial instruments	100,417	104,353	(4)	100,417	104,353	(4)
Securities financing transactions	(14,147)	(16,214)	(13)	(14,147)	(16,214)	(13)
Off-balance sheet exposures	85,446	95,115	(10)	85,446	95,115	(10)
Total adjustments	159,813	172,701	(7)	155,643	166,823	(7)
Leverage exposure	973,711	993,506	(2)	969,541	987,628	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

Look-through leverage exposure – Group
end of	1Q16	4Q15
Look-through leverage exposure (CHF million)
Swiss Universal Bank	233,288	235,700
International Wealth Management	84,909	99,112
Asia Pacific	98,772	98,698
Global Markets	327,588	313,315
Investment Banking & Capital Markets	38,530	42,861
Strategic Resolution Unit	122,213	138,219
Corporate Center	64,241	59,723
Leverage exposure	969,541	987,628
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.1% as of the end of 1Q16, with a CET1 component of 4.0%. On a look-through basis, the tier 1 leverage ratio was 4.4%, with a CET1 component of 3.3%.
The tier 1 leverage ratio decreased from 5.3% as of the end of 4Q15, reflecting the decrease in tier 1 capital, partially offset by the decrease in leverage exposure. The CET1 leverage ratio decreased from 4.2% as of the end of 4Q15, reflecting the decrease in CET1 capital, partially offset by the decrease in leverage exposure.

BIS leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q16	4Q15	QoQ	1Q16	4Q15	QoQ
Capital (CHF million)
CET1 capital	38,682	42,072	(8)	31,840	32,938	(3)
Tier 1 capital	49,221	53,063	(7)	42,536	44,601	(5)
Leverage exposure (CHF million)
Leverage exposure	973,711	993,506	(2)	969,541	987,628	(2)
Leverage ratios (%)
CET1 leverage ratio	4.0	4.2	–	3.3	3.3	–
Tier 1 leverage ratio	5.1	5.3	–	4.4	4.5	–
Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” in Regulatory capital framework for further information on Swiss regulatory requirements.
Swiss CET1 capital consists of BIS CET1 capital and certain Swiss regulatory adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
As of the end of 1Q16, our Swiss CET1 capital and Swiss total capital ratios were 13.5% and 20.4%, respectively, compared to the Swiss capital ratio phase-in requirements of 8.12% and 14.55%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 31.7 billion and our Swiss CET1 ratio was 11.3% as of the end of 1Q16. Our Swiss total eligible capital was CHF 49.2 billion and our Swiss total capital ratio was 17.5% as of the end of 1Q16, each on a look-through basis.
Swiss capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q16	4Q15	QoQ	1Q16	4Q15	QoQ
Capital development (CHF million)
CET1 capital	38,682	42,072	(8)	31,840	32,938	(3)
Swiss regulatory adjustments [1]	(149)	(143)	4	(154)	(151)	2
Swiss CET1 capital	38,533	41,929	(8)	31,686	32,787	(3)
Additional tier 1 instruments	5,679	6,562	(13)	5,679	6,562	(13)
Tier 2 instruments	2,620	2,682	(2)	2,620	2,682	(2)
High-trigger capital instruments	8,299	9,244	(10)	8,299	9,244	(10)
Additional tier 1 instruments	5,017	5,101	(2)	5,017	5,101	(2)
Tier 2 instruments	4,189	4,142	1	4,189	4,142	1
Low-trigger capital instruments	9,206	9,243	0	9,206	9,243	0
Additional tier 1 and tier 2 instruments subject to phase-out	4,810	5,586	(14)	–	–	–
Deductions from additional tier 1 and tier 2 capital	(2,829)	(3,463)	(18)	–	–	–
Swiss total eligible capital	58,019	62,539	(7)	49,191	51,274	(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	283,937	294,950	(4)	280,382	289,946	(3)
Swiss regulatory adjustments [2]	778	908	(14)	778	907	(14)
Swiss risk-weighted assets	284,715	295,858	(4)	281,160	290,853	(3)
Swiss capital ratios (%)
Swiss CET1 ratio	13.5	14.2	–	11.3	11.3	–
Swiss total capital ratio	20.4	21.1	–	17.5	17.6	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	1Q16
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	284.7
2016 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	6.25%	[2]	3.80%	–	14.55%
Minimum Swiss capital (CHF billion)	12.8	17.8		10.8	–	41.4
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.8	11.1		–	14.6	38.5
High-trigger capital instruments	–	6.7		1.6	–	8.3
Low-trigger capital instruments	–	–		9.2	–	9.2
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	4.8	4.8
Deductions from additional tier 1 and tier 2 capital	–	–		–	(2.8)	(2.8)
Swiss total eligible capital	12.8	17.8		10.8	16.6	58.0
Swiss capital ratios (%)
Swiss total capital ratio	4.50%	6.25%		3.80%	5.83%	20.38%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2
Excludes the countercyclical buffer that was required as of September 30, 2013. As of the end of 1Q16, the countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 382 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

Swiss Leverage Metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
The Swiss leverage ratio is calculated as Swiss total eligible capital, including high- and low-trigger capital instruments, divided by leverage exposure.
As of the end of 1Q16, our Swiss leverage ratio was 6.0% compared to a requirement of 3.49%.
The Group’s look-through Swiss leverage ratio was 5.1% as of the end of 1Q16, compared to the current 4.34% requirement effective 2019, reflecting our progressive component requirement for 2016.
Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q16	4Q15	QoQ	1Q16	4Q15	QoQ
Swiss leverage metrics (CHF million, except where indicated)
Swiss total eligible capital	58,019	62,539	(7)	49,191	51,274	(4)
Leverage exposure	973,711	993,506	(2)	969,541	987,628	(2)
Swiss leverage ratio (%)	6.0	6.3	–	5.1	5.2	–

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.
Swiss leverage requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	1Q16
Exposure (CHF billion)
Leverage exposure	–	–	–	–	973.7
2016 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.50%	0.91%	–	3.49%
Minimum Swiss capital (CHF billion)	10.5	14.6	8.9	–	34.0
Swiss capital coverage (CHF billion)
Swiss CET1 capital	10.5	8.5	–	19.5	38.5
High-trigger capital instruments	–	6.1	–	2.2	8.3
Low-trigger capital instruments	–	–	8.9	0.3	9.2
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	4.8	4.8
Deductions from additional tier 1 and tier 2 capital	–	–	–	(2.8)	(2.8)
Swiss total eligible capital	10.5	14.6	8.9	24.0	58.0
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.50%	0.91%	2.47%	5.96%
Rounding differences may occur.
Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
			% change
end of	1Q16	4Q15	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,202	40,013	(7)
Tier 1 capital	47,236	50,570	(7)
Total eligible capital	56,233	60,242	(7)
Risk-weighted assets	276,737	286,947	(4)
Capital ratios (%)
CET1 ratio	13.4	13.9	–
Tier 1 ratio	17.1	17.6	–
Total capital ratio	20.3	21.0	–

Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	1Q16		4Q15	% change QoQ
Eligible capital (CHF million)
Total shareholder's equity	43,789		43,406	1
Regulatory adjustments [1]	(156)		(5)	–
Adjustments subject to phase-in	(6,431)	[2]	(3,388)	90
CET1 capital	37,202		40,013	(7)
Additional tier 1 instruments	9,855	[3]	10,805	(9)
Additional tier 1 instruments subject to phase-out [4]	2,579		2,616	(1)
Deductions from additional tier 1 capital	(2,400)	[5]	(2,864)	(16)
Additional tier 1 capital	10,034		10,557	(5)
Tier 1 capital	47,236		50,570	(7)
Tier 2 instruments	6,852	[6]	6,865	0
Tier 2 instruments subject to phase-out	2,231		2,970	(25)
Deductions from tier 2 capital	(86)		(163)	(47)
Tier 2 capital	8,997		9,672	(7)
Total eligible capital	56,233		60,242	(7)
Risk-weighted assets by risk type (CHF million)
Credit risk	178,194		185,574	(4)
Market risk	27,018		29,755	(9)
Operational risk	66,438		66,438	0
Non-counterparty risk	5,087		5,180	(2)
Risk-weighted assets	276,737		286,947	(4)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 40% of goodwill and other intangible assets (CHF 1.6 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
			% change
end of	1Q16	4Q15	QoQ
Leverage exposure (CHF million)
Balance sheet assets	796,661	803,931	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,691)	(13,059)	5
Derivative financial instruments	100,504	104,604	(4)
Securities financing transactions	(14,023)	(16,215)	(14)
Off-balance sheet exposures	84,662	94,312	(10)
Total adjustments	157,452	169,642	(7)
Leverage exposure	954,113	973,573	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
			% change
end of	1Q16	4Q15	QoQ
Capital (CHF million)
CET1 capital	37,202	40,013	(7)
Tier 1 capital	47,236	50,570	(7)
Leverage exposure (CHF million)
Leverage exposure	954,113	973,573	(2)
Leverage ratios (%)
CET1 leverage ratio	3.9	4.1	–
Tier 1 leverage ratio	5.0	5.2	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital metrics” and “Swiss leverage metrics” for further information.
Swiss capital and leverage metrics – Bank
	Phase-in
end of	1Q16		4Q15	% change QoQ
Capital development (CHF million)
CET1 capital	37,202		40,013	(7)
Swiss regulatory adjustments [1]	(119)		(117)	2
Swiss CET1 capital	37,083		39,896	(7)
High-trigger capital instruments	8,415	[2]	9,350	(10)
Low-trigger capital instruments	8,292	[3]	8,320	0
Additional tier 1 and tier 2 instruments subject to phase-out	4,810		5,586	(14)
Deductions from additional tier 1 and tier 2 capital	(2,486)		(3,027)	(18)
Swiss total eligible capital	56,114		60,125	(7)
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	276,737		286,947	(4)
Swiss regulatory adjustments [4]	779		909	(14)
Swiss risk-weighted assets	277,516		287,856	(4)
Leverage exposure (CHF million)
Leverage exposure	954,113		973,573	(2)
Swiss capital and leverage ratios (%)
Swiss CET1 ratio	13.4		13.9	–
Swiss total capital ratio	20.2		20.9	–
Swiss leverage ratio	5.9		6.2	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 5.7 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 4.1 billion additional tier 1 instruments and CHF 4.2 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.

Swiss capital requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	1Q16
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	277.5
2016 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	6.25%	[2]	3.80%	–	14.55%
Minimum Swiss capital (CHF billion)	12.5	17.3		10.6	–	40.4
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.5	11.2		–	13.4	37.1
High-trigger capital instruments	–	6.2		2.3	–	8.4
Low-trigger capital instruments	–	–		8.3	–	8.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	4.8	4.8
Deductions from additional tier 1 and tier 2 capital	–	–		–	(2.5)	(2.5)
Swiss total eligible capital	12.5	17.3		10.6	15.7	56.1
Swiss capital ratio (%)
Swiss total capital ratio	4.50%	6.25%		3.80%	5.67%	20.22%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2
Excludes the countercyclical buffer that was required as of September 30, 2013. As of the end of 1Q16, the countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 310 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

Swiss leverage requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	1Q16
Exposure (CHF billion)
Leverage exposure	–	–	–	–	954.1
2016 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.50%	0.91%	–	3.49%
Minimum Swiss capital (CHF billion)	10.3	14.3	8.7	–	33.3
Swiss capital coverage (CHF billion)
Swiss CET1 capital	10.3	8.3	–	18.5	37.1
High-trigger capital instruments	–	6.0	0.4	2.0	8.4
Low-trigger capital instruments	–	–	8.3	–	8.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	4.8	4.8
Deductions from additional tier 1 and tier 2 capital	–	–	–	(2.5)	(2.5)
Swiss total eligible capital	10.3	14.3	8.7	22.8	56.1
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.50%	0.91%	2.39%	5.88%
Rounding differences may occur.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures, leverage ratios and certain liquidity disclosures can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.

shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity increased to CHF 45.0 billion as of the end of 1Q16 compared to CHF 44.4 billion as of the end of 4Q15. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk and an increase in the share-based compensation obligation. These movements were partially offset by foreign exchange-related movements on cumulative translation adjustments and a net loss attributable to shareholders.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
End of	1Q16	4Q15	QoQ
Shareholders' equity (CHF million)
Common shares	78	78	0
Additional paid-in capital	32,318	31,925	1
Retained earnings	28,362	29,139	(3)
Treasury shares, at cost	(158)	(125)	26
Accumulated other comprehensive loss	(15,603)	(16,635)	(6)
Total shareholders' equity	44,997	44,382	1
Goodwill	(4,688)	(4,808)	(2)
Other intangible assets	(186)	(196)	(5)
Tangible shareholders' equity [1]	40,123	39,378	2
Shares outstanding (million)
Common shares issued	1,957.4	1,957.4	0
Treasury shares	(11.0)	(5.9)	86
Shares outstanding	1,946.4	1,951.5	0
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Total book value per share	23.12	22.74	2
Goodwill per share	(2.41)	(2.46)	(2)
Other intangible assets per share	(0.10)	(0.10)	0
Tangible book value per share [1]	20.61	20.18	2
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 1Q16, our available economic capital decreased 2%, economic risk capital decreased 3%, overall position risk decreased 9% and average risk management VaR in US dollars decreased 10%. Gross impaired loans increased CHF 239 million to CHF 2.2 billion on a gross loan portfolio of CHF 271.4 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
UK and European Union
During 1Q16, there were uncertainties concerning the outcome of the upcoming referendum in the UK regarding its EU membership. We have been monitoring developments closely and are conducting various scenario analyses capturing factors such as possible impacts on UK gross domestic product, the British pound and interest rates to assess the potential effects on our earnings and capital position.
Oil and gas sector
Following a significant fall in oil and gas prices and considerable volatility, prices have recently stabilized and were higher than the low point in January. Over half of our exposures to the oil and gas sector are with investment grade counterparties. The decline in energy prices resulted in a deterioration of credit quality and a number of rating downgrades, particularly with respect to non-investment grade counterparties. Exposures to the oil and gas sector are closely monitored, especially to those related to exploration and production activities, which are most directly impacted by commodity prices.
Brazil
Brazil is facing a severe recession which has been exacerbated by a political crisis, the consequences of corruption investigations and impeachment proceedings against Brazil’s president. Given the political uncertainties, it is difficult for the Brazilian government to enact measures to address economic and fiscal policy. While Brazil is an important market for Credit Suisse, we have reduced our risk appetite and continue to carefully monitor our exposure, particularly our corporate loan portfolio.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on economic risk capital and position risk.
Methodology and model developments
In 1Q16, there were no changes to the position risk methodology for risk management purposes or the economic risk capital methodology used for capital management purposes.
For available economic capital, we enhanced the economic adjustments to include additional granularity which allows to recognize the funded status for each of our individual pension plans as opposed to their combined funded status. The net impact of this enhancement on available economic capital for the Group as of the end of 4Q15 was an increase of CHF 707 million, or 1.4%.
Available economic capital trends
As of the end of 1Q16, our available economic capital for the Group was CHF 49.3 billion, down CHF 1.0 billion from the end of 4Q15. BIS look-through CET1 capital decreased CHF 1.2 billion, mainly reflecting increased unrealized gains from fair value of own debt, a negative foreign exchange impact, a net loss attributable to shareholders for the period and an additional annual 20% phase-in of regulatory deductions, partially offset by the net effect of share-based compensation. Economic adjustments increased CHF 0.1 billion, mainly reflecting increased unrealized gains on owned real estate from increased market value of Swiss property portfolio, partially offset by reduced high-trigger capital notes related to the conversion of CCA to shares.
Economic risk capital
	in / end of		% change
	1Q16	4Q15	QoQ
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	31,840	32,938	(3)
Economic adjustments [1]	17,421	17,284	1
Available economic capital	49,261	50,222	(2)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	20,638	22,695	(9)
Operational risk	7,501	7,501	0
Other risks [2]	7,090	6,018	18
Economic risk capital	35,229	36,214	(3)
Economic risk capital coverage ratio (%) [3]
Economic risk capital coverage ratio	140	139	–
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,096	4,924	3
International Wealth Management	4,585	4,207	9
Asia Pacific	3,747	3,744	0
Global Markets	12,152	13,333	(9)
Investment Banking & Capital Markets	4,050	4,732	(14)
Strategic Resolution Unit	4,868	4,913	(1)
Corporate Center [4]	754	383	97
Economic risk capital - Group [5]	35,229	36,214	(3)
Average economic risk capital by division (CHF million)
Swiss Universal Bank	5,010	4,794	5
International Wealth Management	4,396	4,097	7
Asia Pacific	3,745	3,560	5
Global Markets	12,742	13,525	(6)
Investment Banking & Capital Markets	4,391	4,606	(5)
Strategic Resolution Unit	4,891	5,031	(3)
Corporate Center [4]	568	385	48
Average economic risk capital - Group [6]	35,721	35,975	(1)
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends. The calculation of divisional economic risk capital under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

3 Ratio of available economic capital to economic risk capital.
4 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
5 Includes a diversification benefit of CHF 23 million and CHF 22 million as of the end of 1Q16 and 4Q15, respectively.
6 Includes a diversification benefit of CHF 22 million and CHF 23 million as of the end of 1Q16 and 4Q15, respectively.
Economic risk capital trends
Over the course of 1Q16, our economic risk capital decreased 3% to CHF 35.2 billion, mainly due to a 9% decrease in position risk, partially offset by an increase in other risks. The decrease in position risk was mainly due to lower risk in real estate & structured assets related to reduced residential mortgage-backed securities (RMBS) and CMBS exposures, lower private banking corporate & retail lending exposures in Switzerland and reduced exposures in emerging markets country event risk. Reductions achieved in 1Q16 in our high yield and distressed credit exposures and collateralized loan obligation (CLO) within fixed income trading in Global Markets had a less material impact on overall position risk for the Group due to the diversification effect across the divisions and risk types, and were further offset by higher interest rate risk from derivatives in the US and Europe. The increase in other risks primarily reflected higher pension risk driven by a change in discount rates in the Swiss pension plan, increased foreign exchange risk between available economic capital and economic risk capital, and increased owned real estate risk, mainly due to an increase in the fair value of Swiss properties.
For Swiss Universal Bank, economic risk capital increased 3% to CHF 5.1 billion. Excluding the US dollar translation impact, economic risk capital increased 6%, mainly due to higher pension risk and increased owned real estate, partially offset by lower private banking corporate & retail lending exposures.
For International Wealth Management, economic risk capital increased 9% to CHF 4.6 billion. Excluding the US dollar translation impact, economic risk capital increased 11%, mainly reflecting higher pension risk and increased owned real estate risk.
For Asia Pacific, economic risk capital was stable at CHF 3.7 billion. Excluding the US dollar translation impact, economic risk capital increased 3%, mainly due to an increase in risks not included in the position risk framework and higher private banking corporate & retail lending exposures, partially offset by reduced exposures in emerging markets country event risk, lower operational risk and higher benefit from deferred share-based compensation awards.
For Global Markets, economic risk capital decreased 9% to CHF 12.2 billion. Excluding the US dollar translation impact, economic risk capital decreased 6%, primarily reflecting reduced RMBS and CMBS exposures in real estate & structured assets and reduced high yield and distressed credit exposures and CLO in fixed income trading. These decreases were partially offset by higher operational risk.
For Investment Banking & Capital Markets, economic risk capital decreased 14% to CHF 4.1 billion. Excluding the US dollar translation impact, economic risk capital decreased 12%, mainly due to reduced loan exposures to non-investment grade counterparties in international lending & counterparty exposures.
For the Strategic Resolution Unit, economic risk capital decreased 1% to CHF 4.9 billion. Excluding the US dollar translation impact, economic risk capital increased 2%, mainly due to decreased benefit from deferred share-based compensation awards and an increase in risks not included in the position risk framework, partially offset by reduced exposures in emerging markets country event risk.
Position risk
	end of		% change
	1Q16	4Q15	QoQ
Position risk (CHF million)
Fixed income trading [1]	1,320	1,230	7
Equity trading & investments	1,725	1,872	(8)
Private banking corporate & retail lending	2,366	2,751	(14)
International lending & counterparty exposures	6,208	6,306	(2)
Emerging markets country event risk	1,174	1,544	(24)
Real estate & structured assets [2]	1,363	1,917	(29)
Simple sum across risk categories	14,156	15,620	(9)
Diversification benefit [3]	(2,455)	(2,776)	(12)
Position risk (99% confidence level for risk management purposes)	11,701	12,844	(9)

Position risk (99.97% confidence level for capital management purposes)	20,638	22,695	(9)
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
Key position risk trends
Position risk for risk management purposes decreased 9% to CHF 11.7 billion as of the end of 1Q16, compared to the end of 4Q15. Excluding the US dollar translation impact, position risk decreased 6%, mainly due to decreased risk in real estate & structured assets related to reduced RMBS and CMBS exposures, reduced exposures in Latin America in emerging markets country event risk and lower private banking corporate & retail lending exposures in Switzerland. These reductions were partially offset by higher interest rate risk from derivatives in the US and in Europe in fixed income trading.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q16, we updated our VaR model to capture certain higher order risks for inflation-linked derivatives. These risks were previously included in our risk not in VaR. The cumulative impact of this update on our VaR measures was immaterial and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “Average one-day, 98% risk management VaR by segment” and “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodities and equity.
Average one-day, 98% risk management VaR by segment
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	Credit Suisse
Average risk management VaR (CHF million)
1Q16	4	1	16	43	8	(26)	46
4Q15	4	1	18	56	21	(49)	51
Average risk management VaR (USD million)
1Q16	4	1	16	43	9	(27)	46
4Q15	4	1	18	57	21	(50)	51
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions. The calculation of divisional average risk management VaR under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
1Q16
Average	15	39	11	2	24	(45)		46
Minimum	13	32	8	1	17	–	[1]	35
Maximum	20	44	18	3	38	–	[1]	65
End of period	13	33	8	2	18	(36)		38
4Q15
Average	21	35	9	2	25	(41)		51
Minimum	13	33	6	1	17	–	[1]	43
Maximum	35	42	12	3	35	–	[1]	60
End of period	17	40	9	1	31	(42)		56
Risk management VaR (USD million)
1Q16
Average	15	39	11	2	24	(45)		46
Minimum	13	33	8	1	18	–	[1]	36
Maximum	20	44	18	3	38	–	[1]	65
End of period	14	34	8	2	19	(37)		40
4Q15
Average	22	35	9	2	25	(42)		51
Minimum	13	32	6	1	18	–	[1]	44
Maximum	35	42	12	3	35	–	[1]	61
End of period	17	40	9	1	32	(42)		57
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as a majority of our trading activities are conducted in US dollars.
Average risk management VaR decreased 10% to USD 46 million from 4Q15, driven by reduced interest rate exposures from European derivatives, partially offset by increased credit spread risk due to higher market volatility. For Global Markets, average risk management VaR decreased mainly driven by reductions in credit exposures in the US and in Europe. For Asia Pacific, the decrease in average risk management VaR was primarily driven by reduced risk in equity derivatives. For the Strategic Resolution Unit, lower average risk management VaR was primarily driven by reduced interest rate exposures from European derivatives.
Period-end risk management VaR decreased 30% to USD 40 million from 4Q15, mainly driven by reduced equity exposures due to lower risk in European and Asian derivatives, reduced exposures in credit products and CMBS in the US and in Europe as well as the reduced interest rate exposures from European derivatives, partially offset by decreased diversification benefit.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q16 with those for 4Q15. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had two trading loss days in 1Q16 and eight trading loss days in 4Q15.

VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory capital purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the actual daily trading revenues and with a subset of the actual daily trading revenues for capital purposes. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using the subset of the actual daily trading revenues. In the rolling 12-month period through the end of 1Q16, we had three backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 1Q16, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on VaR backtesting.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 3.2 million as of the end of 1Q16, compared to an increase of CHF 3.3 million as of the end of 4Q15.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the private banking, corporate and institutional businesses and in the investment banking businesses.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on credit risk.
> Refer to “Credit risk review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on credit risk measures.
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans.
> Refer to “Note 29 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.
Loans
Compared to the end of 4Q15, gross loans decreased CHF 2.6 billion to CHF 271.4 billion as of the end of 1Q16, mainly driven by lower loans collateralized by securities and lower loans to financial institutions, partially offset by higher loans to governments and public institutions and higher residential mortgages. The net decrease of CHF 2.9 billion in loans collateralized by securities was driven by the Strategic Resolution Unit, Swiss Universal Bank, International Wealth Management and Asia Pacific. Loans to financial institutions decreased CHF 0.7 billion, primarily in the Strategic Resolution Unit. Loans to governments and public institutions increased CHF 0.5 billion, primarily in Asia Pacific. Residential mortgages increased CHF 0.4 billion, primarily in Swiss Universal Bank and International Wealth Management, partially offset by a decrease in the Strategic Resolution Unit. The US dollar translation impact on gross loans was negative across all divisions.
On a divisional level, decreases in gross loans of CHF 2.9 billion in the Strategic Resolution Unit and CHF 0.5 billion in Asia Pacific were partially offset by an increase of CHF 0.5 billion in Global Markets. Swiss Universal Bank, International Wealth Management and Investment Banking & Capital Markets were stable compared to the end of 4Q15.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse
1Q16 (CHF million)
Mortgages	98,005		4,181		1,060	0	0	349	103,595
Loans collateralized by securities	6,995		16,149		10,726	0	522	676	35,068
Consumer finance	2,898		523		19	26	0	109	3,575
Consumer	107,898		20,853		11,805	26	522	1,134	142,238
Real estate	24,325		968		288	661	417	134	26,793
Commercial and industrial loans	27,307		15,845		20,893	5,656	4,586	3,340	77,627
Financial institutions	4,170		1,264		1,502	10,252	1,275	2,209	20,672
Governments and public institutions	811		163		975	761	0	1,330	4,040
Corporate & institutional	56,613	[1]	18,240	[2]	23,658	17,330	6,278	7,013	129,132
Gross loans	164,511		39,093		35,463	17,356	6,800	8,147	271,370
of which held at fair value	185		194		4,875	7,826	3,237	5,204	21,521
Net (unearned income) / deferred expenses	15		(98)		(31)	(40)	(6)	0	(160)
Allowance for loan losses [3]	(455)		(83)		(37)	(90)	(59)	(238)	(962)
Net loans	164,071		38,912		35,395	17,226	6,735	7,909	270,248
4Q15 (CHF million) [4]
Mortgages	97,529		3,994		1,039	0	0	602	103,164
Loans collateralized by securities	7,775		16,762		11,167	0	554	1,688	37,946
Consumer finance	2,971		433		29	28	1	304	3,766
Consumer	108,275		21,189		12,235	28	555	2,594	144,876
Real estate	23,510		858		329	627	537	590	26,451
Commercial and industrial loans	27,605		15,688		21,102	5,403	4,173	3,796	77,767
Financial institutions	4,097		1,279		1,654	10,131	1,447	2,726	21,334
Governments and public institutions	842		63		593	694	0	1,386	3,578
Corporate & institutional	56,054	[1]	17,888	[2]	23,678	16,855	6,157	8,498	129,130
Gross loans	164,329		39,077		35,913	16,883	6,712	11,092	274,006
of which held at fair value	81		202		4,724	7,198	2,871	5,744	20,820
Net (unearned income) / deferred expenses	0		(78)		(26)	(35)	(6)	0	(145)
Allowance for loan losses [3]	(479)		(87)		(58)	(42)	(14)	(186)	(866)
Net loans	163,850		38,912		35,829	16,806	6,692	10,906	272,995
1
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 43,988 million and CHF 44,007 million as of the end of 1Q16 and 4Q15, respectively.

2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 15,558 million and CHF 15,763 million as of the end of 1Q16 and 4Q15, respectively.

3 Allowance for loan losses are only based on loans which are not carried at fair value.
4
Prior period reflects reclassifications of loans: net loans of CHF 3.4 billion were reclassified from Investment Banking & Capital Markets to Global Markets in line with a revenue sharing agreement on this loan portfolio; net loans of CHF 552 million, CHF 84 million and CHF 62 million from International Wealth Management, Asia Pacific and Swiss Universal Bank, respectively, were reclassified to the Strategic Resolution Unit.

Impaired loans
Compared to the end of 4Q15, gross impaired loans increased CHF 239 million to CHF 2.2 billion as of the end of 1Q16, mainly driven by new potential problem loans, primarily in Global Markets and Investment Banking & Capital Markets, and higher non-performing loans in International Wealth Management and the Strategic Resolution Unit. These increases were partially offset by repayments, upgrades to performing loans and write-offs.
On a divisional level, the increase in gross impaired loans compared to the end of 4Q15 was primarily driven by Global Markets, Investment Banking & Capital Markets and International Wealth Management, partially offset by decreases in Swiss Universal Bank and Asia Pacific. In Global Markets and Investment Banking & Capital Markets, gross impaired loans increased CHF 116 million and CHF 105 million, respectively, primarily driven by new potential problem exposures within the oil and gas sector. In International Wealth Management, gross impaired loans increased CHF 82 million, primarily driven by new impaired commercial mortgages in Western Europe and a new impaired loan in aviation leasing. In the Strategic Resolution Unit, gross impaired loans increased CHF 15 million, primarily driven by new impaired loans in ship finance. In Swiss Universal Bank, gross impaired loans decreased CHF 46 million, primarily driven by write-offs. In Asia Pacific, gross impaired loans decreased CHF 33 million, primarily driven by the repayment of a non-performing loan.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse
1Q16 (CHF million)
Non-performing loans	414	159	176	67	45	185	1,046
Non-interest-earning loans	165	30	2	0	0	36	233
Non-performing and non-interest-earning loans	579	189	178	67	45	221	1,279
Restructured loans	42	46	8	8	6	178	288
Potential problem loans	145	80	12	145	112	151	645
Other impaired loans	187	126	20	153	118	329	933
Gross impaired loans [1]	766	315	198	220	163	550	2,212
of which loans with a specific allowance	687	131	179	210	155	486	1,848
of which loans without a specific allowance	79	184	19	10	8	64	364
4Q15 (CHF million) [2]
Non-performing loans	414	92	207	72	40	158	983
Non-interest-earning loans	201	33	3	0	0	35	272
Non-performing and non-interest-earning loans	615	125	210	72	40	193	1,255
Restructured loans	49	49	8	6	5	165	282
Potential problem loans	148	59	13	26	13	177	436
Other impaired loans	197	108	21	32	18	342	718
Gross impaired loans [1]	812	233	231	104	58	535	1,973
of which loans with a specific allowance	745	130	229	45	10	451	1,610
of which loans without a specific allowance	67	103	2	59	48	84	363
1 Impaired loans are only based on loans which are not carried at fair value.
2
Prior period reflects reclassifications of gross impaired loans: gross impaired loans of CHF 70 million were reclassified from Investment Banking & Capital Markets to Global Markets in line with a revenue sharing agreement on these loans; gross impaired loans of CHF 76 million, CHF 30 million, CHF 12 million and CHF 8 million from International Wealth Management, Global Markets, Asia Pacific and Swiss Universal Bank, respectively, were reclassified to the Strategic Resolution Unit.

Allowance for loan losses
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets		Investment Banking & Capital Markets		Strategic Resolution Unit		Credit Suisse
1Q16 (CHF million)
Allowance for loan losses at beginning of period [1]	479	[2]	87	[2]	58	[2]	42	[2]	14	[2]	186	[2]	866
of which individually evaluated for impairment	346		55		46		19		3		181		650
of which collectively evaluated for impairment	133		32		12		23		11		5		216
Net movements recognized in statements of operations	13		(5)		(22)		54		46		40		126
Gross write-offs	(34)		0		0		(3)		0		(2)		(39)
Recoveries	2		1		1		0		1		18		23
Net write-offs	(32)		1		1		(3)		1		16		(16)
Provisions for interest	(1)		0		2		0		1		0		2
Foreign currency translation impact and other adjustments, net	(4)		0		(2)		(3)		(3)		(4)		(16)
Allowance for loan losses at end of period [1]	455		83		37		90		59		238		962
of which individually evaluated for impairment	322		51		23		57		34		237		724
of which collectively evaluated for impairment	133		32		14		33		25		1		238
1 Allowance for loan losses are only based on loans which are not carried at fair value.
2
Prior period reflects reclassifications of allowance for loan losses: an allowance for loan losses of CHF 15 million was reclassified from Investment Banking & Capital Markets to Global Markets in line with a revenue sharing agreement on the related loans; allowances for loan losses of CHF 22 million, CHF 6 million, CHF 3 million and CHF 3 million from International Wealth Management, Global Markets, Asia Pacific and Swiss Universal Bank, respectively, have been reclassified to the Strategic Resolution Unit.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse
1Q16 (%)
Non-performing and non-interest-earning loans / Gross loans [1]	0.4	0.5	0.6	0.7	1.3	7.5	0.5
Gross impaired loans / Gross loans [1]	0.5	0.8	0.6	2.3	4.6	18.7	0.9
Allowance for loan losses / Gross loans [1,2]	0.3	0.2	0.1	0.9	1.7	8.1	0.4
Specific allowance for loan losses / Gross impaired loans [1,2]	42.0	16.2	11.6	25.9	20.9	43.1	32.7
4Q15 (%)
Non-performing and non-interest-earning loans / Gross loans [1]	0.4	0.3	0.7	0.7	1.0	3.6	0.5
Gross impaired loans / Gross loans [1]	0.5	0.6	0.7	1.1	1.5	10.0	0.8
Allowance for loan losses / Gross loans [1,2]	0.3	0.2	0.2	0.4	0.4	3.5	0.3
Specific allowance for loan losses / Gross impaired loans [1,2]	42.6	23.6	19.9	18.3	5.2	33.8	32.9
1 Excludes loans carried at fair value.
2 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain as of the end of 1Q16 was EUR 3.9 billion, up from EUR 3.7 billion as of the end of 4Q15. Our net exposure to these sovereigns was EUR 1.0 billion, up from EUR 0.8 billion as of the end of 4Q15. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 1Q16 included net exposure to financial institutions of EUR 2.9 billion and to corporates and other counterparties of EUR 1.1 billion, compared to EUR 3.7 billion and EUR 1.3 billion, respectively, as of the end of 4Q15.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 1Q16, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s increased Greece’s rating from CCC+ to B-. Fitch increased Ireland’s rating from A- to A and Moody’s lowered Croatia’s rating from BA1 to BA2. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 1Q16		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	307	12	263		32	0		(101)		307	32
Corporates & other	51	0	1		50	0		0		51	50
Total	358	12	264		82	0		(101)		358	82
Cyprus (EUR million)
Financial institutions	10	0	9		1	0		0		10	1
Corporates & other	1,048	0	1,029		19	0		0		1,048	19
Total	1,058	0	1,038		20	0		0		1,058	20
Greece (EUR million)
Sovereign	0	0	0		0	0		6		0	0
Financial institutions	105	0	104		1	1		0		106	2
Corporates & other	889	0	868		21	25		(48)		914	46
Total	994	0	972		22	26		(42)		1,020	48
Ireland (EUR million)
Sovereign	0	0	0		0	7		11		7	7
Financial institutions	1,617	12	414		1,191	237		(84)		1,854	1,428
Corporates & other	976	107	727		142	29		(90)		1,005	171
Total	2,593	119	1,141		1,333	273		(163)		2,866	1,606
Italy (EUR million)
Sovereign	3,521	2,409	189		923	0		(632)		3,521	923
Financial institutions	1,399	1	873		525	34		(7)		1,433	559
Corporates & other	2,861	86	2,374		401	54		(179)		2,915	455
Total	7,781	2,496	3,436		1,849	88		(818)		7,869	1,937
Malta (EUR million)
Financial institutions	2	0	0		2	0		0		2	2
Corporates & other	566	0	566		0	0		0		566	0
Total	568	0	566		2	0		0		568	2
Portugal (EUR million)
Sovereign	0	0	0		0	18		14		18	18
Financial institutions	158	0	153		5	11		(9)		169	16
Corporates & other	201	5	110		86	4		(51)		205	90
Total	359	5	263		91	33		(46)		392	124
Spain (EUR million)
Sovereign	14	0	0		14	3		(53)		17	17
Financial institutions	1,570	1	746		823	82		(205)		1,652	905
Corporates & other	1,576	10	1,300		266	9		(256)		1,585	275
Total	3,160	11	2,046		1,103	94		(514)		3,254	1,197
Total (EUR million)
Sovereign	3,842	2,421	452		969	28		(755)		3,870	997
Financial institutions	4,861	14	2,299		2,548	365		(305)		5,226	2,913
Corporates & other	8,168	208	6,975		985	121		(624)		8,289	1,106
Total	16,871	2,643	9,726		4,502	514		(1,684)		17,385	5,016
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 813.9 billion, total liabilities were CHF 768.5 billion and total equity was CHF 45.4 billion. Total assets were down 1% and total liabilities were down 1% for the quarter, reflecting the foreign exchange translation impact, partially offset by higher operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 813.9 billion as of the end of 1Q16, down CHF 6.9 billion, or 1%, from the end of 4Q15, reflecting the foreign exchange translation impact, partially offset by higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 8.1 billion.
Compared to the end of 4Q15, trading assets decreased CHF 3.2 billion, or 2%, mainly reflecting the foreign exchange translation impact and lower debt securities, partially offset by an increase in equity securities and derivative instruments. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 13.2 billion, or 11%, mainly driven by an increase in reverse repurchase transactions with customers, partially offset by the foreign exchange translation impact. Cash and due from banks increased CHF 1.9 billion, or 2%, mainly driven by higher cash positions at the SNB, partially offset by the foreign exchange translation impact. Brokerage receivables increased CHF 1.0 billion, or 3%, mainly driven by an increase in open trades, partially offset by the foreign exchange translation impact. Net loans were stable. All other assets decreased CHF 17.0 billion, or 16%, mainly reflecting the deconsolidation of certain VIEs as a result of the implementation of ASU 2015-02 as of January 1, 2016, securities received as collateral and the foreign exchange translation impact.
Balance sheet summary
	end of		% change
	1Q16	4Q15	QoQ
Assets (CHF million)
Cash and due from banks	94,210	92,328	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	136,211	123,049	11
Trading assets	187,550	190,737	(2)
Net loans	270,248	272,995	(1)
Brokerage receivables	35,504	34,542	3
All other assets	90,175	107,154	(16)
Total assets	813,898	820,805	(1)
Liabilities and equity (CHF million)
Due to banks	23,961	21,054	14
Customer deposits	344,545	342,705	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40,150	46,598	(14)
Trading liabilities	53,582	48,971	9
Long-term debt	183,490	197,608	(7)
Brokerage payables	41,880	39,452	6
All other liabilities	80,843	79,399	2
Total liabilities	768,451	775,787	(1)
Total shareholders' equity	44,997	44,382	1
Noncontrolling interests	450	636	(29)
Total equity	45,447	45,018	1

Total liabilities and equity	813,898	820,805	(1)

Total liabilities were CHF 768.5 billion as of the end of 1Q16, down CHF 7.3 billion, or 1%, from the end of 4Q15, reflecting the foreign exchange translation impact, partially offset by higher operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 7.5 billion.
Compared to the end of 4Q15, long-term debt decreased CHF 14.1 billion, or 7%, primarily driven by the deconsolidation of certain VIEs as a result of the implementation of ASU 2015-02 as of January 1, 2016 and the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 6.4 billion, or 14%, driven by a decrease in repurchase transactions with customers and the foreign exchange translation impact. Trading liabilities increased CHF 4.6 billion, or 9%, mainly reflecting an increase in short positions and an increase in derivatives, partially offset by the foreign exchange translation impact. Due to banks increased CHF 2.9 billion, or 14%, mainly driven by an increase in borrowings with banks and increase in time deposits. Brokerage payables increased by CHF 2.4 billion, or 6%, mainly reflecting an increase in failed settlements and payables on open trades and futures transactions, partially offset by the foreign exchange translation impact. Customer deposits were stable. All other liabilities increased CHF 1.4 billion, or 2%, reflecting an increase in short-term borrowings, partially offset by a decrease in obligation to return securities received as collateral, a decrease in other liabilities and the foreign exchange translation impact.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 and “Note 27 – Guarantees and commitments” and “Note 31 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Restructuring expenses
14 Earnings per share
15 Trading assets and liabilities
16 Investment securities
17 Loans, allowance for loan losses and credit quality
18 Goodwill
19 Other assets and other liabilities
20 Long-term debt
22 Offsetting of financial assets and financial liabilities
23 Tax
24 Employee deferred compensation
25 Pension and other post-retirement benefits
26 Derivatives and hedging activities
27 Guarantees and commitments
28 Transfers of financial assets and variable interest entities
29 Financial instruments
30 Assets pledged and collateral
31 Litigation
32 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of March 31, 2016 and 2015, and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the three-month periods ended March 31, 2016 and 2015. These condensed consolidated financial statements are the responsibility of the Group's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2015, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2015, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Nicholas Edmonds         Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
May 10, 2016

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q16	4Q15	1Q15
Consolidated statements of operations (CHF million)
Interest and dividend income	4,585	4,526	4,490
Interest expense	(2,574)	(2,332)	(2,338)
Net interest income	2,011	2,194	2,152
Commissions and fees	2,675	2,914	2,979
Trading revenues	(271)	(1,349)	1,390
Other revenues	223	451	126
Net revenues	4,638	4,210	6,647
Provision for credit losses	150	133	30
Compensation and benefits	2,482	3,149	2,976
General and administrative expenses	1,848	2,808	1,738
Commission expenses	387	409	392
Goodwill impairment	0	3,797	0
Restructuring expenses	255	355	–
Total other operating expenses	2,490	7,369	2,130
Total operating expenses	4,972	10,518	5,106
Income/(loss) before taxes	(484)	(6,441)	1,511
Income tax expense/(benefit)	(179)	(627)	477
Net income/(loss)	(305)	(5,814)	1,034
Net income/(loss) attributable to noncontrolling interests	(3)	14	(20)
Net income/(loss) attributable to shareholders	(302)	(5,828)	1,054
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.15)	(3.28)	0.62
Diluted earnings/(loss) per share	(0.15)	(3.28)	0.60
Consolidated statements of comprehensive income (unaudited)
in	1Q16	4Q15	1Q15
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(305)	(5,814)	1,034
Gains/(losses) on cash flow hedges	46	(45)	8
Foreign currency translation	(855)	270	(1,493)
Unrealized gains/(losses) on securities	5	(2)	10
Actuarial gains/(losses)	105	(915)	89
Net prior service credit/(cost)	(28)	218	(21)
Gains/(losses) on liabilities related to credit risk	1,266	–	–
Other comprehensive income/(loss), net of tax	539	(474)	(1,407)
Comprehensive income/(loss)	234	(6,288)	(373)
Comprehensive income/(loss) attributable to noncontrolling interests	(21)	24	(44)
Comprehensive income/(loss) attributable to shareholders	255	(6,312)	(329)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q16	4Q15
Assets (CHF million)
Cash and due from banks	94,210	92,328
of which reported at fair value	193	89
of which reported from consolidated VIEs	314	1,693
Interest-bearing deposits with banks	868	867
of which reported at fair value	2	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	136,211	123,049
of which reported at fair value	92,788	83,565
of which reported from consolidated VIEs	0	53
Securities received as collateral, at fair value	25,760	28,511
of which encumbered	21,377	27,940
Trading assets, at fair value	187,550	190,737
of which encumbered	59,810	62,559
of which reported from consolidated VIEs	3,144	2,372
Investment securities	3,143	3,090
of which reported at fair value	3,143	3,090
of which reported from consolidated VIEs	1,066	1,009
Other investments	6,294	7,021
of which reported at fair value	3,646	4,237
of which reported from consolidated VIEs	2,175	1,986
Net loans	270,248	272,995
of which reported at fair value	21,521	20,820
of which encumbered	108	108
of which reported from consolidated VIEs	353	1,312
allowance for loan losses	(962)	(866)
Premises and equipment	4,609	4,644
of which reported from consolidated VIEs	288	327
Goodwill	4,688	4,808
Other intangible assets	186	196
of which reported at fair value	106	112
Brokerage receivables	35,504	34,542
Other assets	44,627	58,017
of which reported at fair value	13,308	25,627
of which encumbered	421	671
of which reported from consolidated VIEs	3,778	14,451
Total assets	813,898	820,805
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q16	4Q15
Liabilities and equity (CHF million)
Due to banks	23,961	21,054
of which reported at fair value	499	482
Customer deposits	344,545	342,705
of which reported at fair value	3,529	3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40,150	46,598
of which reported at fair value	25,421	32,398
Obligation to return securities received as collateral, at fair value	25,760	28,511
Trading liabilities, at fair value	53,582	48,971
of which reported from consolidated VIEs	22	27
Short-term borrowings	14,768	8,657
of which reported at fair value	3,185	3,112
of which reported from consolidated VIEs	34	81
Long-term debt	183,490	197,608
of which reported at fair value	69,104	80,931
of which reported from consolidated VIEs	2,147	14,826
Brokerage payables	41,880	39,452
Other liabilities	40,315	42,231
of which reported at fair value	10,867	11,754
of which reported from consolidated VIEs	1,115	836
Total liabilities	768,451	775,787
Common shares	78	78
Additional paid-in capital	32,318	31,925
Retained earnings	28,362	29,139
Treasury shares, at cost	(158)	(125)
Accumulated other comprehensive income/(loss)	(15,603)	(16,635)
Total shareholders' equity	44,997	44,382
Noncontrolling interests	450	636
Total equity	45,447	45,018

Total liabilities and equity	813,898	820,805
end of	1Q16	4Q15
Additional share information
Par value (CHF)	0.04	0.04
Authorized shares [1]	2,666,152,845	2,666,152,845
Common shares issued	1,957,379,244	1,957,379,244
Treasury shares	(10,939,863)	(5,910,224)
Shares outstanding	1,946,439,381	1,951,469,020
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
1Q16 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(10)	(10)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	64	64
Net income/(loss)	–	–		(302)	–	–	(302)	(3)	(305)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	557	557	(18)	539
Sale of treasury shares	–	(65)		–	3,002	–	2,937	–	2,937
Repurchase of treasury shares	–	–		–	(3,047)	–	(3,047)	–	(3,047)
Share-based compensation, net of tax	–	483	[3]	–	12	–	495	–	495
Financial instruments indexed to own shares [4]	–	(27)		–	–	–	(27)	–	(27)
Change in scope of consolidation, net	–	–		–	–	–	–	(219)	(219)
Other	–	2		–	–	–	2	–	2
Balance at end of period	78	32,318		28,362	(158)	(15,603)	44,997	450	45,447
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax benefit of CHF 20 million from the excess fair value of shares delivered over recognized compensation expense.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
4Q15 (CHF million)
Balance at beginning of period	65	25,994	34,967	(118)	(16,151)	44,757	743	45,500
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(135)	(135)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	(5,828)	–	–	(5,828)	14	(5,814)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(484)	(484)	10	(474)
Issuance of common shares	13	6,021	–	–	–	6,034	–	6,034
Sale of treasury shares	–	(28)	–	6,543	–	6,515	–	6,515
Repurchase of treasury shares	–	–	–	(6,571)	–	(6,571)	–	(6,571)
Share-based compensation, net of tax	–	258	–	21	–	279	–	279
Financial instruments indexed to own shares	–	(108)	–	–	–	(108)	–	(108)
Other	–	(212)	–	–	–	(212)	(1)	(213)
Balance at end of period	78	31,925	29,139	(125)	(16,635)	44,382	636	45,018
1Q15 (CHF million)
Balance at beginning of period	64	27,007	32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(122)	(122)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	15	15
Net income/(loss)	–	–	1,054	–	–	1,054	(20)	1,034
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,383)	(1,383)	(24)	(1,407)
Sale of treasury shares	–	(10)	–	1,833	–	1,823	–	1,823
Repurchase of treasury shares	–	–	–	(2,666)	–	(2,666)	–	(2,666)
Share-based compensation, net of tax	–	376	–	17	–	393	–	393
Financial instruments indexed to own shares	–	216	–	–	–	216	–	216
Other	–	–	–	–	–	–	(2)	(2)
Balance at end of period	64	27,589	33,137	(1,008)	(16,386)	43,396	889	44,285
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q16	1Q15
Operating activities of continuing operations (CHF million)
Net income/(loss)	(305)	1,034
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	237	270
Provision for credit losses	150	30
Deferred tax provision/(benefit)	(305)	221
Share of net income/(loss) from equity method investments	44	(6)
Trading assets and liabilities, net	6,898	(4,495)
(Increase)/decrease in other assets	(1,519)	(6,285)
Increase/(decrease) in other liabilities	498	(1,072)
Other, net	(1,737)	397
Total adjustments	4,266	(10,940)
Net cash provided by/(used in) operating activities of continuing operations	3,961	(9,906)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	2	116
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(16,494)	14,154
Purchase of investment securities	(49)	(264)
Proceeds from sale of investment securities	6	6
Maturities of investment securities	175	54
Investments in subsidiaries and other investments	(127)	(106)
Proceeds from sale of other investments	264	496
(Increase)/decrease in loans	362	(1,238)
Proceeds from sales of loans	208	302
Capital expenditures for premises and equipment and other intangible assets	(277)	(193)
Proceeds from sale of premises and equipment and other intangible assets	52	0
Other, net	28	110
Net cash provided by/(used in) investing activities of continuing operations	(15,850)	13,437
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q16	1Q15
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	11,533	1,637
Increase/(decrease) in short-term borrowings	6,748	2,138
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,406)	(2,560)
Issuances of long-term debt	13,916	21,824
Repayments of long-term debt	(12,332)	(16,354)
Sale of treasury shares	2,937	1,823
Repurchase of treasury shares	(3,047)	(2,666)
Excess tax benefits related to share-based compensation	20	1
Other, net	585	567
Net cash provided by/(used in) financing activities of continuing operations	14,954	6,410
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,183)	(1,377)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	1,882	8,564

Cash and due from banks at beginning of period	92,328	79,349
Cash and due from banks at end of period	94,210	87,913
Supplemental cash flow information (unaudited)
in	1Q16	1Q15
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	46	317
Cash paid for interest	2,982	3,112
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	3
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2015 included in the Credit Suisse Annual Report 2015.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q15 consolidated statements of operations and comprehensive income and the 4Q15 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for a description of accounting standards adopted in 2015.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Accounting Standards Codification (ASC) Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The adoption of ASU 2014-12 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are VIEs or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. The adoption of ASU 2015-02 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the VIE guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. The adoption of ASU 2014-13 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging. The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. The adoption of ASU 2014-16 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Measurement
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2015-07), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. The adoption of ASU 2015-07 on January 1, 2016 resulted in modified disclosures but did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. Early adoption of the full standard is not permitted, however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income. The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to accumulated other comprehensive income of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.
ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), an update to ASC Subtopic 835-30, “Interest – Imputation of Interest”. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. The adoption of ASU 2015-03 on January 1, 2016 resulted in a reduction to both total assets and total liabilities of CHF 541 million, however, retrospective application was deemed immaterial and, as such, prior periods were not restated.
Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, the adoption of ASU 2014-15 will have no impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (ASU 2015-14). ASU 2015-14 defers the effective date of ASU 2014-09 from interim and annual periods beginning after December 15, 2016 to December 15, 2017. In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (ASU 2016-08), an update to ASC Topic 606 – Revenue from Contracts with Customers. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing” (ASU 2016-10), an update to ASC Topic 606 – Revenue from Contracts with Customers. The amendments in ASU 2016-10 clarify the guidance regarding identifying performance obligations and the accounting for licenses. ASU 2016-08 and ASU 2016-10 are effective at the same date as ASU 2014-09. The Group is currently evaluating the impact of the adoption of ASU 2014-09, ASU 2016-08 and ASU 2016-10 on the Group’s financial position, results of operations and cash flows.

ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 - Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.
3 Business developments
Acceleration of the announced strategy
On March 23, 2016, the Group announced a number of additional measures and adjusted financial objectives beyond those announced on October 21, 2015 to further lower its cost base, accelerate the risk-weighted assets and leverage reduction initiatives in the reshaping of the Global Markets business and further strengthen its capital position. The additional measures and new financial objectives that were announced include:
– increasing the gross savings target of CHF 3.5 billion by year-end 2018 to CHF 4.3 billion. The net cost savings target in the same time period has increased from CHF 2.0 billion to at least CHF 3.0 billion. These measures are expected to lead to an absolute cost base of CHF 18.0 billion or less by year-end 2018;
– setting a gross cost savings target for the Group of CHF 1.7 billion by year-end 2016;
– reducing the risk-weighted assets target in the Global Markets division from approximately USD 83 – 85 billion to USD 60 billion and the leverage exposure target from approximately USD 380 billion to USD 290 billion by year-end 2016;
– exiting the Distressed Credit, European Securitized Products trading and Long-Term Illiquid Financing businesses in Global Markets;
– the assets from businesses the Group is exiting and other business reductions in Global Markets will predominantly be transferred to the Strategic Resolution Unit over the course of 2016 and the Group is consolidating foreign exchange trading into its trading operations within Swiss Universal Bank; and
– disposals of real estate and non-core businesses and other actions to increase CET1 capital by at least CHF 1 billion during 2016.
The cost reduction program is based on the 2015 cost base and measured on constant foreign exchange rates and based on an expense run rate excluding major litigation expenses, goodwill impairment charges and estimated restructuring costs of CHF 2.0 billion (previously announced CHF 1.3 billion), but including other costs to achieve the savings, which do not meet the accounting definition of restructuring costs. Implementation of these strategy measures will lead to a recasting of prior period segment results, principally in respect of the Global Markets business and the Strategic Resolution Unit.
Transfer of US private banking business
In 1Q16, the Group completed the transfer of its US domestic private banking relationship managers and certain other staff to Wells Fargo’s brokerage business, Wells Fargo Advisors.
York Capital Management
In November 2010, Credit Suisse’s Asset Management business acquired a significant non-controlling economic interest in York Capital Management (York), a leading global event-driven hedge fund manager, from York’s owners. The transaction provided for earn-out payments based on the five-year financial performance by York, to be covered by an issuance of new shares of Credit Suisse Group AG (approximately 1% of the issued share capital) out of Credit Suisse Group’s authorized share capital in accordance with its articles of association. This share issuance is currently planned for early June 2016 and the newly issued shares will be sold in the market. To that end, prior to the issuance of these shares, Credit Suisse may, in compliance with laws and regulations, in particular with the Financial Market Infrastructure Act and its implementing ordinance, effect transactions which could involve the borrowing and sale of shares of Credit Suisse Group during the second quarter of 2016.
Sale of distressed credit portfolio
On May 3, 2016, Credit Suisse announced the signing of a Master Purchase Agreement to sell USD 1.27 billion of credit assets including a part of the Credit Suisse distressed portfolio to TSSP, the credit and special situations platform of TPG, a global private investment firm. The Credit Suisse distressed portfolio purchased by TSSP is comprised of over 270 instruments across asset types and geographies relating to approximately 170 companies.

4 Discontinued operations
There were no operations that were discontinued in 1Q16 and 2015.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income before taxes
in	1Q16	4Q15	1Q15
Net revenues (CHF million)
Swiss Universal Bank	1,316	1,470	1,347
International Wealth Management	1,108	1,146	1,069
Asia Pacific	894	826	1,088
Global Markets	973	1,127	2,416
Investment Banking & Capital Markets	369	403	400
Strategic Resolution Unit	(112)	21	176
Corporate Center	90	(783)	151
Net revenues	4,638	4,210	6,647
Income/(loss) from continuing operations before taxes (CHF million)
Swiss Universal Bank	426	367	427
International Wealth Management	270	(20)	263
Asia Pacific	251	(617)	465
Global Markets	(635)	(3,474)	842
Investment Banking & Capital Markets	(103)	(497)	(47)
Strategic Resolution Unit	(724)	(1,122)	(383)
Corporate Center	31	(1,078)	(56)
Income/(loss) from continuing operations before taxes	(484)	(6,441)	1,511
Total assets
end of	1Q16	4Q15
Total assets (CHF million)
Swiss Universal Bank	215,084	218,306
International Wealth Management	81,097	94,033
Asia Pacific	85,118	85,929
Global Markets	272,520	262,201
Investment Banking & Capital Markets	18,341	19,800
Strategic Resolution Unit	74,061	77,664
Corporate Center	67,677	62,872
Total assets	813,898	820,805

6 Net interest income
in	1Q16	4Q15	1Q15
Net interest income (CHF million)
Loans	1,389	1,449	1,317
Investment securities	17	16	13
Trading assets	2,086	1,819	1,953
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	704	676	650
Other	389	566	557
Interest and dividend income	4,585	4,526	4,490
Deposits	(244)	(195)	(255)
Short-term borrowings	(16)	(15)	(34)
Trading liabilities	(1,024)	(759)	(795)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(376)	(324)	(315)
Long-term debt	(858)	(991)	(886)
Other	(56)	(48)	(53)
Interest expense	(2,574)	(2,332)	(2,338)
Net interest income	2,011	2,194	2,152
7 Commissions and fees
in	1Q16	4Q15	1Q15
Commissions and fees (CHF million)
Lending business	398	449	300
Investment and portfolio management	810	878	833
Other securities business	11	11	22
Fiduciary business	821	889	855
Underwriting	222	328	445
Brokerage	833	804	1,008
Underwriting and brokerage	1,055	1,132	1,453
Other services	401	444	371
Commissions and fees	2,675	2,914	2,979
8 Trading revenues
in	1Q16	4Q15	1Q15
Trading revenues (CHF million)
Interest rate products	1,719	(1,247)	2,594
Foreign exchange products	(582)	(147)	(853)
Equity/index-related products	(1,163)	480	(159)
Credit products	(534)	(97)	(349)
Commodity, emission and energy products	(3)	(29)	(10)
Other products	292	(309)	167
Trading revenues	(271)	(1,349)	1,390
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on trading revenues and managing trading risks.

9 Other revenues
in	1Q16	4Q15	1Q15
Other revenues (CHF million)
Noncontrolling interests without SEI	0	17	(28)
Loans held-for-sale	(9)	(1)	(8)
Long-lived assets held-for-sale	33	60	2
Equity method investments	49	82	46
Other investments	(16)	111	(72)
Other	166	182	186
Other revenues	223	451	126
10 Provision for credit losses
in	1Q16	4Q15	1Q15
Provision for credit losses (CHF million)
Provision for loan losses	126	128	31
Provision for lending-related and other exposures	24	5	(1)
Provision for credit losses	150	133	30
11 Compensation and benefits
in	1Q16	4Q15	1Q15
Compensation and benefits (CHF million)
Salaries and variable compensation	2,166	2,777	2,617
Social security	147	167	191
Other [1]	169	205	168
Compensation and benefits	2,482	3,149	2,976
1 Includes pension and other post-retirement expense of CHF 79 million, CHF 105 million and CHF 90 million in 1Q16, 4Q15 and 1Q15, respectively.
12 General and administrative expenses
in	1Q16	4Q15	1Q15
General and administrative expenses (CHF million)
Occupancy expenses	248	273	243
IT, machinery, etc.	297	347	316
Provisions and losses	78	671	73
Travel and entertainment	90	115	89
Professional services	804	1,007	632
Amortization and impairment of other intangible assets	2	3	6
Other	329	392	379
General and administrative expenses	1,848	2,808	1,738

13 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 255 million and CHF 355 million were recognized in 1Q16 and 4Q15, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	1Q16	4Q15
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	40	39
International Wealth Management	9	33
Asia Pacific	1	3
Global Markets	101	105
Investment Banking & Capital Markets	27	22
Strategic Resolution Unit	77	153
Total restructuring expenses	255	355
Restructuring expenses by type
in	1Q16	4Q15
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	182	309
of which severance expenses	56	191
of which accelerated deferred compensation	106	87
of which pension expenses	22	31
General and administrative-related expenses	73	46
Total restructuring expenses	255	355
Restructuring provision
	1Q16			4Q15
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	187	12	199	0	0	0
Net additional charges [1]	56	73	129	191	46	237
Utilization	(50)	2	(48)	(4)	(34)	(38)
Balance at end of period	193	87	280	187	12	199
1
The following items for which expense accretion was accelerated in 1Q16 and 4Q15 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 33 million and CHF 23 million, respectively, and unsettled pension obligations of CHF 23 million and CHF 31 million, respectively, which remain classified as a component of total shareholders’ equity; and unsettled cash-based deferred compensation of CHF 71 million and CHF 64 million, respectively, which remains classified as compensation liabilities. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Earnings per share
in	1Q16		4Q15		1Q15
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(302)		(5,828)		1,054
Available for common shares	(302)		(5,828)		1,029
Available for unvested share-based payment awards	0		0		25
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(302)		(5,828)		1,054
Available for common shares	(302)		(5,828)		1,029
Available for unvested share-based payment awards	0		0		25
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,980.7		1,777.2		1,670.3
Dilutive share options and warrants	0.0		0.0		0.9
Dilutive share awards	0.0		0.0		30.8
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,980.7	[2]	1,777.2	[2]	1,702.0
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	10.3		19.1		41.3
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.15)		(3.28)		0.62
Diluted earnings/(loss) per share available for common shares	(0.15)		(3.28)		0.60
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2015 rights issue, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.5 million, 7.9 million and 9.2 million for 1Q16, 4Q15 and 1Q15, respectively.

2
Due to the net losses in 1Q16 and 4Q15, 2.3 million and 0.9 million, respectively, of weighted-average share options and warrants outstanding and 53.7 million and 61.2 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

15 Trading assets and liabilities
end of	1Q16	4Q15
Trading assets (CHF million)
Debt securities	72,864	80,542
Equity securities	73,763	70,961
Derivative instruments [1]	29,792	28,365
Other	11,131	10,869
Trading assets	187,550	190,737
Trading liabilities (CHF million)
Short positions	28,962	25,485
Derivative instruments [1]	24,620	23,486
Trading liabilities	53,582	48,971
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	1Q16	4Q15
Cash collateral – netted (CHF million) [1]
Cash collateral paid	34,413	31,887
Cash collateral received	26,246	21,942
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	8,121	7,921
Cash collateral received	12,625	13,989
1 Recorded as cash collateral netting on derivative instruments in Note 22 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 19 – Other assets and other liabilities.

16 Investment securities
end of	1Q16	4Q15
Investment securities (CHF million)
Securities available-for-sale	3,143	3,090
Total investment securities	3,143	3,090
Investment securities by type
end of	1Q16				4Q15
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	253	23	0	276	273	21	0	294
Debt securities issued by foreign governments	1,387	41	0	1,428	1,382	34	0	1,416
Corporate debt securities	285	0	0	285	285	0	0	285
Residential mortgage-backed securities	1,039	0	0	1,039	750	0	0	750
Commercial mortgage-backed securities	28	0	0	28	259	0	0	259
Debt securities available-for-sale	2,992	64	0	3,056	2,949	55	0	3,004
Banks, trust and insurance companies	66	20	0	86	65	20	0	85
Industry and all other	1	0	0	1	1	0	0	1
Equity securities available-for-sale	67	20	0	87	66	20	0	86
Securities available-for-sale	3,059	84	0	3,143	3,015	75	0	3,090
There were no unrealized losses on investment securities as of the end of 1Q16 and 4Q15. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	1Q16		1Q15
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	6	0	0	6
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
1Q16 (CHF million)
Due within 1 year	346	346	0.41
Due from 1 to 5 years	1,425	1,471	0.90
Due from 5 to 10 years	147	163	1.11
Due after 10 years	1,074	1,076	3.99
Total debt securities	2,992	3,056	1.96
17 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.

Loans
end of	1Q16	4Q15
Loans (CHF million)
Mortgages	103,595	103,164
Loans collateralized by securities	35,068	37,946
Consumer finance	3,575	3,766
Consumer	142,238	144,876
Real estate	26,793	26,451
Commercial and industrial loans	77,627	77,767
Financial institutions	20,672	21,334
Governments and public institutions	4,040	3,578
Corporate & institutional	129,132	129,130
Gross loans	271,370	274,006
of which held at amortized cost	249,849	253,186
of which held at fair value	21,521	20,820
Net (unearned income)/deferred expenses	(160)	(145)
Allowance for loan losses	(962)	(866)
Net loans	270,248	272,995
Gross loans by location (CHF million)
Switzerland	157,319	155,771
Foreign	114,051	118,235
Gross loans	271,370	274,006
Impaired loan portfolio (CHF million)
Non-performing loans	1,046	983
Non-interest-earning loans	233	272
Non-performing and non-interest-earning loans	1,279	1,255
Restructured loans	288	282
Potential problem loans	645	436
Other impaired loans	933	718
Gross impaired loans	2,212	1,973
Allowance for loan losses by loan portfolio
	1Q16			4Q15			1Q15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	650	866	226	584	810	251	507	758
Net movements recognized in statements of operations	0	126	126	5	123	128	15	16	31
Gross write-offs	(20)	(19)	(39)	(23)	(62)	(85)	(21)	(4)	(25)
Recoveries	3	20	23	4	1	5	2	7	9
Net write-offs	(17)	1	(16)	(19)	(61)	(80)	(19)	3	(16)
Provisions for interest	3	(1)	2	2	1	3	1	8	9
Foreign currency translation impact and other adjustments, net	(5)	(11)	(16)	2	3	5	(3)	(12)	(15)
Balance at end of period	197	765	962	216	650	866	245	522	767
of which individually evaluated for impairment	154	570	724	170	480	650	198	352	550
of which collectively evaluated for impairment	43	195	238	46	170	216	47	170	217
Gross loans held at amortized cost (CHF million)
Balance at end of period	142,217	107,632	249,849	144,855	108,331	253,186	142,483	107,264	249,747
of which individually evaluated for impairment [1]	658	1,554	2,212	647	1,326	1,973	562	861	1,423
of which collectively evaluated for impairment	141,559	106,078	247,637	144,208	107,005	251,213	141,921	106,403	248,324
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	1Q16			4Q15			1Q15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	695	695	48	1,080	1,128	116	991	1,107
Reclassifications from loans held-for-sale [2]	0	78	78	0	163	163	0	123	123
Reclassifications to loans held-for-sale [3]	1,123	411	1,534	1,641	76	1,717	0	206	206
Sales [3]	0	0	0	0	0	0	0	80	80
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q16 (CHF million)
Mortgages	90,819	12,527	249	103,595
Loans collateralized by securities	33,109	1,819	139	35,067
Consumer finance	1,117	2,231	207	3,555
Consumer	125,045	16,577	595	142,217
Real estate	19,756	6,194	113	26,063
Commercial and industrial loans	33,568	31,142	920	65,630
Financial institutions	11,530	3,234	139	14,903
Governments and public institutions	971	65	0	1,036
Corporate & institutional	65,825	40,635	1,172	107,632
Gross loans held at amortized cost	190,870	57,212	1,767	249,849
Value of collateral [1]	176,155	47,172	1,008	224,335
4Q15 (CHF million)
Mortgages	89,966	12,950	248	103,164
Loans collateralized by securities	36,129	1,679	138	37,946
Consumer finance	1,247	2,272	226	3,745
Consumer	127,342	16,901	612	144,855
Real estate	19,454	6,126	98	25,678
Commercial and industrial loans	32,995	32,365	859	66,219
Financial institutions	12,391	2,965	149	15,505
Governments and public institutions	824	105	0	929
Corporate & institutional	65,664	41,561	1,106	108,331
Gross loans held at amortized cost	193,006	58,462	1,718	253,186
Value of collateral [1]	178,649	48,422	1,063	228,134
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q16 (CHF million)
Mortgages	103,168	186	45	9	187	427	103,595
Loans collateralized by securities	34,645	264	12	1	145	422	35,067
Consumer finance	3,078	227	39	37	174	477	3,555
Consumer	140,891	677	96	47	506	1,326	142,217
Real estate	25,905	83	28	2	45	158	26,063
Commercial and industrial loans	63,959	826	147	133	565	1,671	65,630
Financial institutions	14,604	118	13	38	130	299	14,903
Governments and public institutions	1,034	2	0	0	0	2	1,036
Corporate & institutional	105,502	1,029	188	173	740	2,130	107,632
Gross loans held at amortized cost	246,393	1,706	284	220	1,246	3,456	249,849
4Q15 (CHF million)
Mortgages	102,895	80	17	10	162	269	103,164
Loans collateralized by securities	37,589	214	7	1	135	357	37,946
Consumer finance	3,321	176	36	33	179	424	3,745
Consumer	143,805	470	60	44	476	1,050	144,855
Real estate	25,595	24	3	1	55	83	25,678
Commercial and industrial loans	65,129	507	109	69	405	1,090	66,219
Financial institutions	15,259	90	45	2	109	246	15,505
Governments and public institutions	928	1	0	0	0	1	929
Corporate & institutional	106,911	622	157	72	569	1,420	108,331
Gross loans held at amortized cost	250,716	1,092	217	116	1,045	2,470	253,186
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
1Q16 (CHF million)
Mortgages	231	9	240	14	48	62	302	[1]
Loans collateralized by securities	123	24	147	0	0	0	147
Consumer finance	182	23	205	0	4	4	209
Consumer	536	56	592	14	52	66	658
Real estate	66	4	70	0	48	48	118
Commercial and industrial loans	362	124	486	274	511	785	1,271
Financial institutions	82	49	131	0	34	34	165
Corporate & institutional	510	177	687	274	593	867	1,554
Gross impaired loans	1,046	233	1,279	288	645	933	2,212
4Q15 (CHF million)
Mortgages	197	17	214	18	49	67	281	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	204	23	227	0	1	1	228
Consumer	509	67	576	18	53	71	647
Real estate	53	19	72	0	29	29	101
Commercial and industrial loans	333	136	469	263	319	582	1,051
Financial institutions	88	50	138	1	35	36	174
Corporate & institutional	474	205	679	264	383	647	1,326
Gross impaired loans	983	272	1,255	282	436	718	1,973
1
As of the end of 1Q16 and 4Q15, CHF 66 million and CHF 68 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	1Q16			4Q15
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	197	184	23	209	196	26
Loans collateralized by securities	112	106	7	117	112	15
Consumer finance	200	180	124	221	201	129
Consumer	509	470	154	547	509	170
Real estate	66	61	9	76	72	10
Commercial and industrial loans	1,109	1,094	491	815	796	387
Financial institutions	164	157	70	172	166	83
Corporate & institutional	1,339	1,312	570	1,063	1,034	480
Gross impaired loans with a specific allowance	1,848	1,782	724	1,610	1,543	650
Mortgages	105	105	–	72	71	–
Loans collateralized by securities	35	35	–	21	22	–
Consumer finance	9	9	–	7	7	–
Consumer	149	149	–	100	100	–
Real estate	52	52	–	25	25	–
Commercial and industrial loans	162	162	–	236	236	–
Financial institutions	1	1	–	2	2	–
Corporate & institutional	215	215	–	263	263	–
Gross impaired loans without specific allowance	364	364	–	363	363	–
Gross impaired loans	2,212	2,146	724	1,973	1,906	650
of which consumer	658	619	154	647	609	170
of which corporate & institutional	1,554	1,527	570	1,326	1,297	480
Gross impaired loan detail (continued)
in	1Q16			4Q15			1Q15
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	197	0	0	211	0	1	180	0	0
Loans collateralized by securities	113	0	0	121	0	0	59	0	0
Consumer finance	216	0	0	225	0	0	230	0	0
Consumer	526	0	0	557	0	1	469	0	0
Real estate	76	0	0	92	0	0	65	0	0
Commercial and industrial loans	902	3	1	724	1	0	552	1	1
Financial institutions	168	0	0	176	0	0	137	1	1
Corporate & institutional	1,146	3	1	992	1	0	754	2	2
Gross impaired loans with a specific allowance	1,672	3	1	1,549	1	1	1,223	2	2
Mortgages	76	1	0	42	1	0	50	0	0
Loans collateralized by securities	25	0	0	22	0	0	22	0	0
Consumer finance	7	0	0	7	0	0	7	0	0
Consumer	108	1	0	71	1	0	79	0	0
Real estate	29	0	0	22	1	0	8	0	0
Commercial and industrial loans	219	2	0	197	1	0	13	0	0
Financial institutions	3	0	0	5	0	0	1	0	0
Corporate & institutional	251	2	0	224	2	0	22	0	0
Gross impaired loans without specific allowance	359	3	0	295	3	0	101	0	0
Gross impaired loans	2,031	6	1	1,844	4	1	1,324	2	2
of which consumer	634	1	0	628	1	1	548	0	0
of which corporate & institutional	1,397	5	1	1,216	3	0	776	2	2

Restructured loans held at amortized cost
in	1Q16			4Q15			1Q15
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	5	15	15	8	110	106	2	71	78
Financial institutions	0	0	0	1	2	2	0	0	0
Total	5	15	15	9	112	108	2	71	78
In 1Q16, the loan modifications of the Group included extended repayment terms, including the suspension of annual contractual credit limit reductions, and cash margin requirements on new trade finance transactions.
In 1Q16, 4Q15 and 1Q15, the Group did not experience a default on any loan which had been restructured within the previous 12 months.
18 Goodwill
Goodwill
1Q16	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	567	1,549	2,294	3,250	1,027	12	8,699
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	(10)	(44)	(35)	(13)	(16)	0	(118)
Other [1]	41	18	(1)	(65)	0	0	(7)
Balance at end of period	603	1,523	2,258	3,172	1,011	12	8,579
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	603	1,523	1,486	453	623	0	4,688
1 Primarily reflects reallocations of goodwill to reporting units on a relative fair value basis as a result of the announced strategic measures affecting Global Markets.
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As of March 31, 2016, the Group’s market capitalization was below book value.
On March 23, 2016, the Group announced a number of strategy measures affecting its Global Markets and Strategic Resolution Unit segments, including business exits and other business reductions in Global Markets. The Group determined that these changes constituted a triggering event. The Group’s reporting units were not changed as a result of this announcement and remain defined as follows: Swiss Universal Bank – Private Banking, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Private Banking, Asia Pacific – Investment Banking, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
The carrying value of each reporting unit for purposes of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.

In estimating the fair value of its reporting units, the Group applied a combination of the market approach and income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Under US GAAP, goodwill has to be tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed as of March 31, 2016 under the old business structure and then again under the newly defined structure according to the announcement on March 23, 2016.
Based on its goodwill impairment analysis performed as of March 31, 2016, the Group concluded that there was no impairment necessary for its Global Markets reporting unit as the estimated fair value of the reporting unit exceeded its carrying value by 5%. The goodwill allocated to this reporting unit has become more sensitive to an impairment as the valuation of the reporting unit is highly correlated with economic and financial market conditions, client trading and investing activity and the regulatory environment in which it operates.
The Group concluded that the estimated fair value for all of its other reporting units with goodwill substantially exceeded their related carrying values and that no impairment was necessary.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets reporting unit as of March 31, 2016. The valuations were also performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

19 Other assets and other liabilities
end of	1Q16	4Q15
Other assets (CHF million)
Cash collateral on derivative instruments	8,121	7,921
Cash collateral on non-derivative transactions	412	327
Derivative instruments used for hedging	294	186
Assets held-for-sale	13,187	26,061
of which loans [1]	12,981	25,839
of which real estate [2]	171	182
of which long-lived assets	35	40
Assets held for separate accounts	907	1,307
Interest and fees receivable	5,196	5,658
Deferred tax assets	6,341	6,179
Prepaid expenses	520	448
Failed purchases	2,885	2,770
Other	6,764	7,160
Other assets	44,627	58,017
Other liabilities (CHF million)
Cash collateral on derivative instruments	12,625	13,989
Cash collateral on non-derivative transactions	420	518
Derivative instruments used for hedging	235	110
Deposits held-for-sale	2,690	0
Provisions	1,644	1,851
of which off-balance sheet risk	108	88
Restructuring liabilities	280	199
Liabilities held for separate accounts	907	1,307
Interest and fees payable	5,231	6,011
Current tax liabilities	841	608
Deferred tax liabilities	50	54
Failed sales	1,378	1,551
Other	14,014	16,033
Other liabilities	40,315	42,231
1
Included as of the end of 1Q16 and 4Q15 were CHF 968 million and CHF 1,135 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 73 million and CHF 60 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of the end of 1Q16 and 4Q15, real estate held-for-sale included foreclosed or repossessed real estate of CHF 35 million and CHF 31 million, respectively, of which CHF 6 million and CHF 3 million, respectively were related to residential real estate.

20 Long-term debt
Long-term debt
end of	1Q16	4Q15
Long-term debt (CHF million)
Senior	157,849	157,986
Subordinated	23,494	24,796
Non-recourse liabilities from consolidated VIEs	2,147	14,826
Long-term debt	183,490	197,608
of which reported at fair value	69,104	80,931
of which structured notes	55,006	54,848
Structured notes by product
end of	1Q16	4Q15
Structured notes (CHF million)
Equity	33,421	35,594
Fixed income	13,805	11,534
Credit	5,505	5,261
Other	2,275	2,459
Total structured notes	55,006	54,848

21 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
1Q16 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	47	(886)	5	22	0	1,266	454
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	2	49	0	83	(28)	0	106
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	46	(837)	5	105	(28)	1,741	1,032
Balance at end of period	31	(13,452)	65	(4,567)	579	1,741	(15,603)
4Q15 (CHF million)
Balance at beginning of period	30	(12,875)	62	(3,757)	389	–	(16,151)
Increase/(decrease)	(64)	261	(2)	(1,021)	238	–	(588)
Increase/(decrease) due to equity method investments	5	(1)	0	0	0	–	4
Reclassification adjustments, included in net income/(loss)	14	0	0	106	(20)	–	100
Total increase/(decrease)	(45)	260	(2)	(915)	218	–	(484)
Balance at end of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
1Q15 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	–	(15,003)
Increase/(decrease)	18	(1,471)	10	1	0	–	(1,442)
Increase/(decrease) due to equity method investments	(16)	0	0	0	0	–	(16)
Reclassification adjustments, included in net income/(loss)	6	2	0	88	(21)	–	75
Total increase/(decrease)	8	(1,469)	10	89	(21)	–	(1,383)
Balance at end of period	(23)	(12,947)	74	(3,921)	431	–	(16,386)
Details on significant reclassification adjustments
in	1Q16	4Q15	1Q15
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Sale of subsidiaries [1]	49	0	0
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	107	137	112
Tax expense/(benefit)	(24)	(31)	(24)
Net of tax	83	106	88
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(36)	(27)	(28)
Tax expense	8	7	7
Net of tax	(28)	(20)	(21)
1
Includes net releases of CHF 52 million on the sale of Credit Suisse (Gibraltar) Limited in 1Q16. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 25 – Pension and other post-retirement benefits" for further information.

Additional share information
	1Q16		4Q15		1Q15
Common shares issued
Balance at beginning of period	1,957,379,244		1,638,395,346		1,607,168,947
Issuance of common shares	0		318,983,898		0
Balance at end of period	1,957,379,244		1,957,379,244		1,607,168,947
Treasury shares
Balance at beginning of period	(5,910,224)		(4,670,627)		(7,666,658)
Sale of treasury shares	190,347,314		282,833,980		80,525,427
Repurchase of treasury shares	(196,089,371)		(285,000,704)		(117,313,038)
Share-based compensation	712,418		927,127		759,175
Balance at end of period	(10,939,863)		(5,910,224)		(43,695,094)
Common shares outstanding
Balance at end of period	1,946,439,381	[1]	1,951,469,020	[1]	1,563,473,853	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 515,145,579 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

22 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, that are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 26 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	1Q16		4Q15
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	23.3	20.7	15.7	14.5
OTC	180.6	174.6	153.0	146.5
Exchange-traded	0.1	0.0	0.0	0.0
Interest rate products	204.0	195.3	168.7	161.0
OTC-cleared	0.0	0.1	0.0	0.0
OTC	58.1	66.1	58.1	68.2
Exchange-traded	0.2	0.2	0.3	0.3
Foreign exchange products	58.3	66.4	58.4	68.5
OTC	11.6	13.0	12.0	13.3
Exchange-traded	11.0	13.4	8.9	11.2
Equity/index-related products	22.6	26.4	20.9	24.5
OTC-cleared	3.6	3.8	3.8	4.0
OTC	11.4	10.7	13.5	12.4
Credit derivatives	15.0	14.5	17.3	16.4
OTC	2.5	1.6	2.6	1.5
Exchange-traded	0.0	0.0	0.1	0.1
Other products	2.5	1.6	2.7	1.6
OTC-cleared	26.9	24.6	19.5	18.5
OTC	264.2	266.0	239.2	241.9
Exchange-traded	11.3	13.6	9.3	11.6
Total gross derivatives subject to enforceable master netting agreements	302.4	304.2	268.0	272.0
Offsetting (CHF billion)
OTC-cleared	(24.8)	(24.4)	(19.0)	(18.5)
OTC	(242.3)	(249.8)	(217.1)	(226.5)
Exchange-traded	(10.7)	(11.8)	(9.0)	(9.9)
Offsetting	(277.8)	(286.0)	(245.1)	(254.9)
of which counterparty netting	(251.6)	(251.6)	(223.0)	(223.0)
of which cash collateral netting	(26.2)	(34.4)	(22.1)	(31.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.1	0.2	0.5	0.0
OTC	21.9	16.2	22.1	15.4
Exchange-traded	0.6	1.8	0.3	1.7
Total net derivatives subject to enforceable master netting agreements	24.6	18.2	22.9	17.1
Total derivatives not subject to enforceable master netting agreements [1]	5.5	6.7	5.7	6.5
Total net derivatives presented in the consolidated balance sheets	30.1	24.9	28.6	23.6
of which recorded in trading assets and trading liabilities	29.8	24.6	28.4	23.5
of which recorded in other assets and other liabilities	0.3	0.2	0.2	0.1
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of March 31, 2016 and December 31, 2015. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	1Q16				4Q15
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	99.9	(16.3)	83.6		92.0	(19.6)	72.4
Securities borrowing transactions	22.1	(4.1)	18.0		21.4	(3.9)	17.5
Total subject to enforceable master netting agreements	122.0	(20.4)	101.6		113.4	(23.5)	89.9
Total not subject to enforceable master netting agreements [1]	34.6	–	34.6		33.1	–	33.1
Total	156.6	(20.4)	136.2	[2]	146.5	(23.5)	123.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 92,788 million and CHF 83,565 million of the total net amount as of the end of 1Q16 and 4Q15, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	1Q16				4Q15
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	37.8	(18.0)	19.8		43.2	(21.4)	21.8
Securities lending transactions	9.8	(2.4)	7.4		9.8	(2.1)	7.7
Obligation to return securities received as collateral, at fair value	19.4	0.0	19.4		19.4	0.0	19.4
Total subject to enforceable master netting agreements	67.0	(20.4)	46.6		72.4	(23.5)	48.9
Total not subject to enforceable master netting agreements [1]	19.3	–	19.3		26.2	–	26.2
Total	86.3	(20.4)	65.9		98.6	(23.5)	75.1
of which securities sold under repurchase agreements and securities lending transactions	60.5	(20.4)	40.1	[2]	70.1	(23.5)	46.6	[2]
of which obligation to return securities received as collateral, at fair value	25.8	0.0	25.8		28.5	0.0	28.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 25,421 million and CHF 32,398 million of the total net amount as of the end of 1Q16 and 4Q15, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	1Q16						4Q15
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	24.6	6.5		1.3		16.8	22.9	6.2		0.8		15.9
Securities purchased under resale agreements	83.6	83.6		0.0		0.0	72.4	72.4		0.0		0.0
Securities borrowing transactions	18.0	17.6		0.0		0.4	17.5	17.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	126.2	107.7		1.3		17.2	112.8	95.7		0.8		16.3
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	18.2	4.1		0.0		14.1	17.1	3.4		0.0		13.7
Securities sold under repurchase agreements	19.8	19.7		0.0		0.1	21.8	21.8		0.0		0.0
Securities lending transactions	7.4	7.2		0.0		0.2	7.7	7.4		0.0		0.3
Obligation to return securities received as collateral, at fair value	19.4	18.7		0.0		0.7	19.4	18.5		0.0		0.9
Total financial liabilities subject to enforceable master netting agreements	64.8	49.7		0.0		15.1	66.0	51.1		0.0		14.9
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

23 Tax
The income tax benefit of CHF 179 million recorded in 1Q16 mainly reflected the impact of the geographical mix of results.
The quarterly income tax expense includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2016, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 4.5 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 7 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the US – 2010; the UK – 2009; and the Netherlands – 2005.
Effective tax rate
in	1Q16	4Q15	1Q15
Effective tax rate (%)	37.0	9.7	31.6
Tax expense reconciliation
in	1Q16
CHF million
Income tax expense/(benefit) computed at the Swiss statutory tax rate of 22%	(106)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(135)
Changes in tax law and rates	4
Other non-deductible expenses	204
Changes in deferred tax valuation allowance	110
Lower taxed income	(140)
Change in recognition of outside basis difference	(3)
Tax deductible impairments of Swiss subsidiary investments	(52)
Other	(61)
Income tax expense/(benefit)	(179)
Foreign tax rate differential
1Q16 included a foreign tax benefit of CHF 135 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
1Q16 included the impact of non-deductible interest expenses of CHF 150 million, non-deductible bank levy costs and other non-deductible expenses of CHF 45 million and non-deductible litigation settlement charge of CHF 9 million.
Changes in deferred tax valuation allowance
1Q16 included the impact of the increase of valuation allowances of CHF 125 million mainly in respect of two of the Group’s operating entities, both in the UK, and a decrease of valuation allowances of CHF 15 million mainly in respect of one of the Group’s operating entities in Switzerland, related to estimated current year earnings.
Lower taxed income
1Q16 included the impact of a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 87 million, a CHF 30 million income tax benefit related to non-taxable life insurance income, CHF 13 million related to exempt income and CHF 10 million relating to non-taxable foreign exchange gains.
Change in recognition of outside basis difference
1Q16 included a CHF 3 million income tax benefit related to a decrease of the outside basis difference relating to Swiss subsidiary investments.

Other
1Q16 included a tax benefit of CHF 70 million relating to the reassessment of deferred tax balances in one of the Group’s operating entities in Switzerland, a tax benefit of CHF 17 million from prior year adjustments and a tax benefit of CHF 14 million relating to the decrease of tax contingency accruals, partially offset by a tax expense of CHF 62 million from own credit revaluation gains. The remaining balance included various smaller items.
Net deferred tax assets
end of	1Q16	4Q15
Net deferred tax assets (CHF million)
Deferred tax assets	6,341	6,179
of which net operating losses	2,348	1,754
of which deductible temporary differences	3,993	4,425
Deferred tax liabilities	(50)	(54)
Net deferred tax assets	6,291	6,125
24 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, CCA, Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Restricted Cash Awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q16 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q16	4Q15	1Q15
Deferred compensation expense (CHF million)
Share awards	195	195	237
Performance share awards	119	126	167
Contingent Capital Awards	19	167	121
Capital Opportunity Facility awards	3	5	4
Plus Bond awards [1]	5	6	6
2011 Partner Asset Facility awards [2]	0	1	1
Restricted Cash Awards	0	9	10
2008 Partner Asset Facility awards [3]	(8)	(29)	12
Other cash awards	33	113	128
Total deferred compensation expense	366	593	686
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the CCA conversion.
3 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	1Q16
Estimated unrecognized compensation expense (CHF million)
Share awards	906
Performance share awards	416
Contingent Capital Awards	272
Contingent Capital share awards	64
Other cash awards	156
Total	1,814

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
1Q16 activity
In 1Q16, the Group granted share awards, performance share awards and CCA as part of the 2015 deferred variable compensation. Expense recognition for these awards began in 1Q16 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 1Q16, the Group granted 31.6 million share awards at a weighted average share price of CHF 18.47. Each share award granted entitles the holder of the award to receive one Group share and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date.
Performance share awards
In 1Q16, the Group granted 21.4 million performance share awards at a weighted average share price of CHF 18.62. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Unlike the share awards, the outstanding performance share awards are subject to a negative adjustment in the event of a divisional loss by the division in which the employee worked as of December 31, 2015, or a negative return on equity (ROE) of the Group, whichever results in a larger adjustment. For employees in corporate functions and the Strategic Resolution Unit, the negative adjustment only applies in the event of a negative ROE of the Group and is not linked to the performance of the divisions.
Contingent Capital Awards
In 1Q16, the Group awarded CHF 226 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date.
In March 2016, the Group executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective CCA into Contingent Capital share awards at a conversion price of CHF 14.57. CCA holders elected to convert CHF 226 million of their CCA into Contingent Capital share awards during the election period. This fair value represented an approximate conversion rate of 15%. Each Contingent Capital share award had a grant-date fair value of CHF 14.45 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original CCA.
Upon conversion, CHF 136 million of the liability related to CCA that were converted into Contingent Capital share awards was reclassified to total shareholders’ equity.
Share-based award activity
	1Q16
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	80.3	55.9	–
Granted	31.6	21.4	15.6
Settled	(1.2)	0.0	0.0
Forfeited	(0.1)	0.0	0.0
Balance at end of period	110.6	77.3	15.6
of which vested	36.3	28.0	2.6
of which unvested	74.3	49.3	13.0
25 Pension and other post-retirement benefits
The Group expects to contribute CHF 430 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2016. As of the end of 1Q16, CHF 135 million of contributions had been made.
Components of total benefit costs
in	1Q16	4Q15	1Q15
Total benefit costs (CHF million)
Service costs on benefit obligation	77	80	79
Interest costs on benefit obligation	70	83	80
Expected return on plan assets	(178)	(198)	(195)
Amortization of recognized prior service cost/(credit)	(29)	(28)	(27)
Amortization of recognized actuarial losses	105	115	111
Net periodic benefit costs	45	52	48
Settlement losses	2	22	1
Curtailment losses/(gains)	(7)	1	(1)
Special termination benefits	1	1	1
Total benefit costs	41	76	49

26 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 29 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q16	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,989.5	2.1	2.4	0.0	0.0	0.0
Swaps	15,835.3	139.5	133.9	52.4	1.4	1.1
Options bought and sold (OTC)	2,704.1	62.3	59.7	0.0	0.0	0.0
Futures	1,076.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	253.4	0.1	0.0	0.0	0.0	0.0
Interest rate products	27,859.0	204.0	196.0	52.4	1.4	1.1
Forwards	1,183.1	18.1	17.5	11.6	0.1	0.1
Swaps	959.4	32.7	41.8	0.0	0.0	0.0
Options bought and sold (OTC)	492.9	8.7	9.1	4.1	0.0	0.0
Futures	26.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	16.5	0.3	0.2	0.0	0.0	0.0
Foreign exchange products	2,678.7	59.8	68.6	15.7	0.1	0.1
Forwards	1.1	0.0	0.1	0.0	0.0	0.0
Swaps	170.8	4.9	6.4	0.0	0.0	0.0
Options bought and sold (OTC)	208.1	8.6	7.9	0.0	0.0	0.0
Futures	43.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	303.6	11.0	13.6	0.0	0.0	0.0
Equity/index-related products	726.7	24.5	28.0	0.0	0.0	0.0
Credit derivatives [2]	881.2	15.4	15.1	0.0	0.0	0.0
Forwards	6.7	0.1	0.1	0.0	0.0	0.0
Swaps	18.4	2.3	1.6	0.0	0.0	0.0
Options bought and sold (OTC)	9.7	0.3	0.3	0.0	0.0	0.0
Futures	15.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.6	0.0	0.0	0.0	0.0	0.0
Other products [3]	50.8	2.7	2.0	0.0	0.0	0.0
Total derivative instruments	32,196.4	306.4	309.7	68.1	1.5	1.2
The notional amount, PRV and NRV (trading and hedging) was CHF 32,264.5 billion, CHF 307.9 billion and CHF 310.9 billion, respectively, as of March 31, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q15	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,229.5	1.0	1.2	0.0	0.0	0.0
Swaps	16,737.7	118.3	112.8	54.3	1.3	1.0
Options bought and sold (OTC)	2,856.0	49.2	47.4	0.0	0.0	0.0
Futures	1,789.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	198.4	0.1	0.0	0.0	0.0	0.0
Interest rate products	28,811.5	168.6	161.4	54.3	1.3	1.0
Forwards	1,498.4	16.6	16.9	10.7	0.0	0.1
Swaps	1,050.7	30.5	40.8	0.0	0.0	0.0
Options bought and sold (OTC)	534.8	12.8	12.8	8.2	0.0	0.0
Futures	22.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.0	0.3	0.3	0.0	0.0	0.0
Foreign exchange products	3,119.4	60.2	70.8	18.9	0.0	0.1
Forwards	1.3	0.0	0.1	0.0	0.0	0.0
Swaps	203.8	5.1	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	193.1	8.4	7.5	0.0	0.0	0.0
Futures	39.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	284.4	9.1	11.4	0.0	0.0	0.0
Equity/index-related products	722.5	22.6	25.7	0.0	0.0	0.0
Credit derivatives [2]	831.9	17.8	17.3	0.0	0.0	0.0
Forwards	6.3	0.1	0.1	0.0	0.0	0.0
Swaps	19.6	2.6	1.7	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.4	0.3	0.0	0.0	0.0
Futures	11.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.1	0.1	0.1	0.0	0.0	0.0
Other products [3]	47.7	3.2	2.2	0.0	0.0	0.0
Total derivative instruments	33,533.0	272.4	277.4	73.2	1.3	1.1
The notional amount, PRV and NRV (trading and hedging) was CHF 33,606.2 billion, CHF 273.7 billion and CHF 278.5 billion, respectively, as of December 31, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 22 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.
Fair value hedges
in	1Q16	4Q15	1Q15
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	1,218	(373)	47
Foreign exchange products	0	0	2
Total	1,218	(373)	49
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(1,320)	408	(42)
Foreign exchange products	0	0	(2)
Total	(1,320)	408	(44)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(102)	35	5
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	1Q16		4Q15		1Q15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	62		(75)		59
Foreign exchange products	(5)		3		(50)
Total	57		(72)		9
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	8	[1]	6	[1,2]	9	[1]
Foreign exchange products	(9)	[3,4]	(19)	[2,3,4]	(15)	[2,3,4]
Total	(1)		(13)		(6)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	32		(19)		4
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 1Q16, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income/loss (AOCI) within the next 12 months is CHF 19 million.
Net investment hedges
in	1Q16	4Q15	1Q15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(20)	(180)	487
Total	(20)	(180)	487
Represents gains/(losses) on effective portion.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	1Q16				4Q15
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	12.6	0.5	1.2	14.3	13.2	0.5	1.4	15.1
Collateral posted	11.8	0.5	–	12.3	12.3	0.5	–	12.8
Additional collateral required in a one-notch downgrade event	0.3	0.6	0.1	1.0	0.7	0.4	0.1	1.2
Additional collateral required in a two-notch downgrade event	1.4	1.0	0.6	3.0	1.8	0.7	0.6	3.1
Additional collateral required in a three-notch downgrade event	1.7	1.1	0.8	3.6	2.1	1.3	0.8	4.2
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 7.6 billion and CHF 7.8 billion as of the end of 1Q16 and 4Q15, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
end of	1Q16						4Q15
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(175.0)	163.3		(11.7)	28.7	1.4	(199.6)	188.6		(11.0)	26.9	1.0
Non-investment grade	(68.0)	63.7		(4.3)	13.9	(2.2)	(65.2)	61.1		(4.1)	15.7	(3.2)
Total single-name instruments	(243.0)	227.0		(16.0)	42.6	(0.8)	(264.8)	249.7		(15.1)	42.6	(2.2)
of which sovereign	(43.4)	39.5		(3.9)	6.8	(1.2)	(47.5)	43.9		(3.6)	6.1	(1.1)
of which non-sovereign	(199.6)	187.5		(12.1)	35.8	0.4	(217.3)	205.8		(11.5)	36.5	(1.1)
Multi-name instruments (CHF billion)
Investment grade [2]	(114.7)	113.6		(1.1)	46.3	0.0	(89.1)	88.3		(0.8)	31.6	(0.5)
Non-investment grade	(38.1)	34.6	[3]	(3.5)	4.3	0.7	(24.4)	18.0	[3]	(6.4)	6.2	0.2
Total multi-name instruments	(152.8)	148.2		(4.6)	50.6	0.7	(113.5)	106.3		(7.2)	37.8	(0.3)
of which sovereign	(0.9)	0.9		0.0	0.7	0.1	(1.0)	1.0		0.0	1.0	0.0
of which non-sovereign	(151.9)	147.3		(4.6)	49.9	0.6	(112.5)	105.3		(7.2)	36.8	(0.3)
Total instruments (CHF billion)
Investment grade [2]	(289.7)	276.9		(12.8)	75.0	1.4	(288.7)	276.9		(11.8)	58.5	0.5
Non-investment grade	(106.1)	98.3		(7.8)	18.2	(1.5)	(89.6)	79.1		(10.5)	21.9	(3.0)
Total instruments	(395.8)	375.2		(20.6)	93.2	(0.1)	(378.3)	356.0		(22.3)	80.4	(2.5)
of which sovereign	(44.3)	40.4		(3.9)	7.5	(1.1)	(48.5)	44.9		(3.6)	7.1	(1.1)
of which non-sovereign	(351.5)	334.8		(16.7)	85.7	1.0	(329.8)	311.1		(18.7)	73.3	(1.4)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q16	4Q15
Credit derivatives (CHF billion)
Credit protection sold	395.8	378.3
Credit protection purchased	375.2	356.0
Other protection purchased	93.2	80.4
Other instruments [1]	17.0	17.2
Total credit derivatives	881.2	831.9
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q16 (CHF billion)
Single-name instruments	50.1	156.8	36.1	243.0
Multi-name instruments	14.5	122.8	15.5	152.8
Total instruments	64.6	279.6	51.6	395.8
4Q15 (CHF billion)
Single-name instruments	52.1	196.4	16.3	264.8
Multi-name instruments	19.0	84.9	9.6	113.5
Total instruments	71.1	281.3	25.9	378.3

27 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q16 (CHF million)
Credit guarantees and similar instruments	2,274	1,316	3,590	3,384		11	1,753
Performance guarantees and similar instruments	4,457	2,283	6,740	5,788		91	2,912
Derivatives [2]	25,497	9,630	35,127	35,127		934	–	[3]
Other guarantees	3,650	1,416	5,066	5,062		44	3,245
Total guarantees	35,878	14,645	50,523	49,361		1,080	7,910
4Q15 (CHF million)
Credit guarantees and similar instruments	2,916	1,486	4,402	4,193		25	1,729
Performance guarantees and similar instruments	4,295	2,704	6,999	6,100		78	3,144
Derivatives [2]	23,529	14,660	38,189	38,189		755	–	[3]
Other guarantees	3,958	1,521	5,479	5,474		52	3,533
Total guarantees	34,698	20,371	55,069	53,956		910	8,406
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2015 to June 30, 2016 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises, Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first three months of 2016, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not significant. The balance of outstanding repurchase claims as of the end of 1Q16 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 31 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a description of these commitments.
Other commitments
end of	1Q16						4Q15
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,837	9	3,846	3,742		2,480	4,022	7	4,029	3,935		2,468
Irrevocable loan commitments [2]	31,168	90,819	121,987	118,277		55,858	33,890	103,763	137,653	133,833		63,276
Forward reverse repurchase agreements	284	0	284	284		284	48	0	48	48		48
Other commitments	474	179	653	653		82	450	322	772	771		6
Total other commitments	35,763	91,007	126,770	122,956		58,704	38,410	104,092	142,502	138,587		65,798
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 97,349 million and CHF 98,495 million of unused credit limits as of the end of 1Q16 and 4Q15, respectively, which were revocable at the Group's sole discretion upon notice to the client.

28 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed CLOs, CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q16 and 1Q15 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	1Q16		1Q15
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(2)		(3)
Proceeds from transfer of assets	2,427		1,545
Cash received on interests that continue to be held	19		32
RMBS
Net gain/(loss) [1]	(1)		4
Proceeds from transfer of assets	2,718		3,326
Servicing fees	1		0
Cash received on interests that continue to be held	99		101
Other asset-backed financings
Net gain [1]	8		5
Proceeds from transfer of assets	554	[2]	218
Fees [3]	29		–
Cash received on interests that continue to be held	1		2
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2
Excludes a net impact of CHF 3,109 million from transfers of assets prior to 1Q16 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, "Amendments to the Consolidation Analysis", on January 1, 2016.

3 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q16 and 4Q15, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q16		4Q15
CHF million
CMBS
Principal amount outstanding	36,255		40,625
Total assets of SPE	49,171		56,118
RMBS
Principal amount outstanding	45,895		54,164
Total assets of SPE	47,441		55,833
Other asset-backed financings
Principal amount outstanding	17,480	[1]	21,653
Total assets of SPE	30,246	[1]	22,787
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
1
Includes a net impact of CHF 3,208 million in principal amount outstanding and of CHF 16,625 million in total assets of the SPE from transfers of assets prior to 1Q16 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, "Amendments to the Consolidation Analysis", on January 1, 2016.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 29 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	1Q16							1Q15
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			29				720			404				333
of which level 2			29				670			382				211
of which level 3			0				50			22				123
Weighted-average life, in years			11.1				6.6			9.1				8.8
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	8.1	–	22.3			–	[2]	4.5	–	27.7
Cash flow discount rate (rate per annum), in % [3]	2.9	–	4.9		1.4	–	7.1	2.2	–	4.8		1.9	–	13.6
Expected credit losses (rate per annum), in %	0.0	–	0.0		0.0	–	0.0	0.0	–	0.0		0.5	–	12.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q16 and 4Q15.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	1Q16											4Q15
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			733				2,711			217				1,007				2,274			56
of which non-investment grade			73				848			42				73				581			55
Weighted-average life, in years			6.5				7.2			5.5				6.7				9.7			2.5
Prepayment speed assumption (rate per annum), in % [3]			–		1.4	–	30.4			–				–		1.0	–	37.1			–
Impact on fair value from 10% adverse change			–				(30.9)			–				–				(30.5)			–
Impact on fair value from 20% adverse change			–				(59.9)			–				–				(57.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.6	–	10.3		1.2	–	38.4	1.5	–	21.2		2.1	–	13.3		1.5	–	35.5	5.7	–	21.2
Impact on fair value from 10% adverse change			(10.9)				(52.0)			(4.6)				(18.1)				(63.1)			(0.7)
Impact on fair value from 20% adverse change			(21.4)				(101.5)			(9.1)				(35.6)				(122.5)			(1.5)
Expected credit losses (rate per annum), in %	1.1	–	9.4		0.1	–	37.0	0.2	–	18.2		0.9	–	12.7		1.3	–	34.3	0.2	–	14.2
Impact on fair value from 10% adverse change			(5.8)				(33.5)			(3.5)				(8.0)				(32.3)			(0.7)
Impact on fair value from 20% adverse change			(11.4)				(64.8)			(6.9)				(15.9)				(63.2)			(1.5)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q16 and 4Q15.
> Refer to “Note 30 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q16	4Q15
CHF million
RMBS
Other assets	0	266
Liability to SPE, included in Other liabilities	0	(266)
Other asset-backed financings
Trading assets	223	155
Other assets	122	122
Liability to SPE, included in Other liabilities	(345)	(277)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 1Q16 and 4Q15, the Group had agreements in the form of TRS on equity securities and longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 1Q16 and 4Q15, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 1Q16 and 4Q15.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
1Q16 (CHF million)
Sales with total return swaps	184	187	181	–		7
Sales with longevity swaps	308	378	385	554		–
Total transactions outstanding	492	565	566	554	[2]	7	[2]
4Q15 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[3]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2
As of the end of 1Q16, gross derivative assets of CHF 554 million were included in other products and gross derivative liabilities of CHF 7 million were included in equity/index-related products, as disclosed in Note 26 – Derivatives and hedging activities.

3
As of the end of 4Q15, gross derivative assets of CHF 7 million and CHF 546 million were included in equity/index-related products and other products, respectively, and gross derivative liabilites of CHF 7 million were included in equity/index-related products, as disclosed in Note 26 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 1Q16.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	1Q16	4Q15
CHF billion
Government debt securities	17.9	21.1
Corporate debt securities	13.6	15.2
Asset-backed securities	16.9	21.6
Equity securities	0.3	0.1
Other	0.1	0.1
Securities sold under repurchase agreements	48.8	58.1
Government debt securities	3.5	3.1
Corporate debt securities	0.5	0.4
Equity securities	7.5	8.2
Other	0.2	0.3
Securities lending transactions	11.7	12.0
Government debt securities	1.3	0.5
Corporate debt securities	0.4	0.1
Equity securities	24.1	27.9
Obligation to return securities received as collateral, at fair value	25.8	28.5
Total	86.3	98.6

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
1Q16 (CHF billion)
Securities sold under repurchase agreements	9.0		21.2		9.9	8.7	48.8
Securities lending transactions	5.4		5.3		0.2	0.8	11.7
Obligation to return securities received as collateral, at fair value	23.0		2.8		0.0	0.0	25.8
Total	37.4		29.3		10.1	9.5	86.3
4Q15 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDO/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.
Collateralized debt obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity. In 4Q15, the Group decided not to issue any CP from Alpine and all outstanding CP was fully repaid as of the end of 4Q15.
As of the end of 1Q16, Alpine’s purchased assets consisted of advance financing receivables, while, as of the end of 4Q15, they consisted of advance financing receivables, student loans and CDOs. As of the end of 1Q16 and 4Q15, those assets had a weighted average rating of A and A-, respectively, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 2.5 years and 3.3 years, respectively.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q16 and 4Q15.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q16 (CHF million)
Cash and due from banks	58	0	32	104	98	22	314
Trading assets	0	0	171	772	972	1,229	3,144
Investment securities	0	0	1,066	0	0	0	1,066
Other investments	0	0	0	114	1,620	441	2,175
Net loans	0	0	0	0	28	325	353
Premises and equipment	0	0	0	0	288	0	288
Other assets	0	98	1,525	501	83	1,571	3,778
of which loans held-for-sale	0	0	443	0	16	0	459
Total assets of consolidated VIEs	58	98	2,794	1,491	3,089	3,588	11,118
Trading liabilities	0	0	0	3	19	0	22
Short-term borrowings	0	0	33	1	0	0	34
Long-term debt	73	0	1,851	82	132	9	2,147
Other liabilities	0	0	3	350	135	627	1,115
Total liabilities of consolidated VIEs	73	0	1,887	436	286	636	3,318
4Q15 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	327	0	327
Other assets	10,839	123	1,671	0	83	1,735	14,451
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,084	3,770	23,203
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	135	643	836
Total liabilities of consolidated VIEs	12,487	3	2,212	126	289	653	15,770

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
1Q16 (CHF million)
Trading assets	203	5,197	905	404	39	6,748
Net loans	34	1,256	2,463	5,401	916	10,070
Other assets	3	7	9	4	259	282
Total variable interest assets	240	6,460	3,377	5,809	1,214	17,100
Maximum exposure to loss	240	11,845	3,377	11,521	2,767	29,750
Non-consolidated VIE assets	5,364	91,732	60,577	30,878	26,717	215,268
4Q15 (CHF million)
Trading assets	90	6,021	871	425	8	7,415
Net loans	36	1,508	2,734	5,053	1,723	11,054
Other assets	0	11	13	0	161	185
Total variable interest assets	126	7,540	3,618	5,478	1,892	18,654
Maximum exposure to loss	126	12,986	3,618	11,866	2,570	31,166
Non-consolidated VIE assets	6,590	113,530	54,112	41,824	36,865	252,921
29 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	193	0	–		–		193
Interest-bearing deposits with banks	0	2	0	–		–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	92,635	153	–		–		92,788
Debt	797	698	17	–		–		1,512
of which corporates	0	436	17	–		–		453
Equity	24,193	55	0	–		–		24,248
Securities received as collateral	24,990	753	17	–		–		25,760
Debt	27,132	41,306	4,426	–		–		72,864
of which foreign governments	26,898	4,321	270	–		–		31,489
of which corporates	33	13,433	2,067	–		–		15,533
of which RMBS	0	19,963	483	–		–		20,446
of which CMBS	0	2,825	145	–		–		2,970
of which CDO	0	766	1,461	–		–		2,227
Equity	67,700	3,710	795	–		1,558		73,763
Derivatives	3,947	297,732	4,659	(276,546)		–		29,792
of which interest rate products	1,768	201,304	883	–		–		–
of which foreign exchange products	287	59,260	289	–		–		–
of which equity/index-related products	1,890	21,385	1,250	–		–		–
of which credit derivatives	0	14,363	1,013	–		–		–
Other	2,448	4,165	4,518	–		–		11,131
Trading assets	101,227	346,913	14,398	(276,546)		1,558		187,550
Debt	1,532	1,353	171	–		–		3,056
of which foreign governments	1,335	93	0	–		–		1,428
of which corporates	0	285	0	–		–		285
of which RMBS	0	868	171	–		–		1,039
of which CMBS	0	28	0	–		–		28
Equity	2	85	0	–		–		87
Investment securities	1,534	1,438	171	–		–		3,143
Private equity	0	0	7	–		617		624
of which equity funds	0	0	0	–		231		231
Hedge funds	0	0	0	–		271		271
of which debt funds	0	0	0	–		248		248
Other equity investments	0	13	362	–		717		1,092
of which private	0	11	361	–		717		1,089
Life finance instruments	0	3	1,656	–		–		1,659
Other investments	0	16	2,025	–		1,605		3,646
Loans	0	12,747	8,774	–		–		21,521
of which commercial and industrial loans	0	6,368	5,627	–		–		11,995
of which financial institutions	0	4,273	1,497	–		–		5,770
Other intangible assets (mortgage servicing rights)	0	0	106	–		–		106
Other assets	485	11,050	3,067	(1,294)		–		13,308
of which loans held-for-sale	0	6,142	2,763	–		–		8,905
Total assets at fair value	128,236	465,747	28,711	(277,840)		3,163		348,017
Less other investments - equity at fair value attributable to noncontrolling interests	0	(1)	(110)	–		(143)		(254)
Less assets consolidated under ASU 2009-17 [3]	(11)	(1,921)	(377)	–		–		(2,309)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	128,225	463,825	28,224	(277,840)		3,020		345,454
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	499	0	–		–		499
Customer deposits	0	3,249	280	–		–		3,529
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	25,421	0	–		–		25,421
Debt	797	698	17	–		–		1,512
of which corporates	0	436	17	–		–		453
Equity	24,193	55	0	–		–		24,248
Obligation to return securities received as collateral	24,990	753	17	–		–		25,760
Debt	5,081	4,653	18	–		–		9,752
of which foreign governments	5,006	453	0	–		–		5,459
of which corporates	40	3,910	18	–		–		3,968
Equity	19,007	159	33	–		8		19,207
Derivatives	4,200	301,521	3,911	(285,009)		–		24,623
of which interest rate products	1,763	193,565	653	–		–		–
of which foreign exchange products	218	68,005	405	–		–		–
of which equity/index-related products	2,215	24,538	1,214	–		–		–
of which credit derivatives	0	14,031	1,094	–		–		–
Trading liabilities	28,288	306,333	3,962	(285,009)		8		53,582
Short-term borrowings	0	3,100	85	–		–		3,185
Long-term debt	0	57,493	11,611	–		–		69,104
of which treasury debt over two years	0	3,705	0	–		–		3,705
of which structured notes over one year and up to two years	0	6,091	651	–		–		6,742
of which structured notes over two years	0	37,883	10,286	–		–		48,169
of which other debt instruments over two years	0	2,381	644	–		–		3,025
of which other subordinated bonds	0	4,869	0	–		–		4,869
of which non-recourse liabilities	0	2,117	30	–		–		2,147
Other liabilities	0	9,649	2,240	(1,022)		–		10,867
of which failed sales	0	559	470	–		–		1,029
Total liabilities at fair value	53,278	406,497	18,195	(286,031)		8		191,947
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		–		89
Interest-bearing deposits with banks	0	2	0	–		–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		–		83,565
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Securities received as collateral	27,952	559	0	–		–		28,511
Debt	27,932	48,047	4,563	–		–		80,542
of which foreign governments	27,710	3,737	285	–		–		31,732
of which corporates	13	15,762	1,745	–		–		17,520
of which RMBS	0	22,302	814	–		–		23,116
of which CMBS	0	3,924	215	–		–		4,139
of which CDO	0	2,317	1,298	–		–		3,615
Equity	64,210	4,195	871	–		1,685		70,961
Derivatives	2,625	265,014	4,831	(244,105)		–		28,365
of which interest rate products	657	167,173	791	–		–		–
of which foreign exchange products	104	59,740	383	–		–		–
of which equity/index-related products	1,857	19,803	936	–		–		–
of which credit derivatives	0	16,267	1,568	–		–		–
Other	2,034	4,569	4,266	–		–		10,869
Trading assets	96,801	321,825	14,531	(244,105)		1,685		190,737
Debt	1,538	1,318	148	–		–		3,004
of which foreign governments	1,322	94	0	–		–		1,416
of which corporates	0	285	0	–		–		285
of which RMBS	0	602	148	–		–		750
of which CMBS	0	259	0	–		–		259
Equity	2	84	0	–		–		86
Investment securities	1,540	1,402	148	–		–		3,090
Private equity	0	0	0	–		1,042		1,042
of which equity funds	0	0	0	–		437		437
Hedge funds	0	0	0	–		295		295
of which debt funds	0	0	0	–		260		260
Other equity investments	0	23	366	–		840		1,229
of which private	0	14	365	–		840		1,219
Life finance instruments	0	2	1,669	–		–		1,671
Other investments	0	25	2,035	–		2,177		4,237
Loans	0	11,870	8,950	–		–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		–		11,546
of which financial institutions	0	4,102	1,729	–		–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		–		112
Other assets	687	19,002	7,087	(1,149)		–		25,627
of which loans held-for-sale	0	14,378	6,768	–		–		21,146
Total assets at fair value	126,980	438,181	33,021	(245,254)		3,862		356,790
Less other investments - equity at fair value attributable to noncontrolling interests	0	(9)	(119)	–		(473)		(601)
Less assets consolidated under ASU 2009-17 [3]	0	(9,212)	(3,558)	–		–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	126,980	428,960	29,344	(245,254)		3,389		343,419
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	482	0	–		–		482
Customer deposits	0	3,409	254	–		–		3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		–		32,398
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		–		28,511
Debt	4,100	4,289	16	–		–		8,405
of which foreign governments	4,050	491	0	–		–		4,541
of which corporates	30	3,597	16	–		–		3,643
Equity	16,875	154	45	–		6		17,080
Derivatives	3,062	269,788	4,554	(253,918)		–		23,486
of which interest rate products	671	160,181	578	–		–		–
of which foreign exchange products	82	70,381	329	–		–		–
of which equity/index-related products	2,299	22,015	1,347	–		–		–
of which credit derivatives	0	15,522	1,757	–		–		–
Trading liabilities	24,037	274,231	4,615	(253,918)		6		48,971
Short-term borrowings	0	3,040	72	–		–		3,112
Long-term debt	0	66,808	14,123	–		–		80,931
of which treasury debt over two years	0	4,590	0	–		–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		–		6,760
of which structured notes over two years	0	38,066	9,924	–		–		47,990
of which other debt instruments over two years	0	1,435	638	–		–		2,073
of which other subordinated bonds	0	5,476	0	–		–		5,476
of which non-recourse liabilities	0	10,642	3,197	–		–		13,839
Other liabilities	0	10,224	2,491	(961)		–		11,754
of which failed sales	0	530	454	–		–		984
Total liabilities at fair value	51,989	391,151	21,555	(254,879)		6		209,822
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 1Q16, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in equity as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 1Q16, transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity for which suitable closing prices were unobtainable as of the end of 1Q16.
Transfers between level 1 and level 2
in	1Q16		1Q15
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	0	11	39	45
Equity	210	248	187	101
Derivatives	92	0	331	1
Trading assets	302	259	557	147
Liabilities (CHF million)
Debt	0	3	84	6
Equity	7	24	17	54
Derivatives	166	3	62	9
Trading liabilities	173	30	163	69

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
1Q16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	0	0	0		0	0		0	0		0	(5)	153
Securities received as collateral	0	0	0	18	0	0	0	0		0	0		0	0		0	(1)	17
Debt	4,563	405	(353)	1,609	(1,685)	0	0	(5)		15	0		(1)	0		0	(122)	4,426
of which corporates	1,745	255	(56)	918	(789)	0	0	(2)		59	0		0	0		0	(63)	2,067
of which RMBS	814	88	(239)	266	(377)	0	0	(6)		(43)	0		0	0		0	(20)	483
of which CMBS	215	9	(5)	36	(100)	0	0	0		(6)	0		0	0		0	(4)	145
of which CDO	1,298	47	(8)	388	(208)	0	0	0		(7)	0		(1)	0		0	(48)	1,461
Equity	871	60	(41)	108	(210)	0	0	(20)		52	0		0	0		0	(25)	795
Derivatives	4,831	289	(242)	0	0	575	(1,135)	47		417	0		0	0		0	(123)	4,659
of which interest rate products	791	2	(30)	0	0	40	(27)	12		121	0		0	0		0	(26)	883
of which equity/index-related products	936	237	(70)	0	0	192	(182)	7		150	0		0	0		0	(20)	1,250
of which credit derivatives	1,568	51	(132)	0	0	242	(764)	29		54	0		0	0		0	(35)	1,013
Other	4,266	319	(284)	786	(441)	0	(97)	(11)		128	0		0	0		0	(148)	4,518
Trading assets	14,531	1,073	(920)	2,503	(2,336)	575	(1,232)	11		612	0		(1)	0		0	(418)	14,398
Investment securities	148	0	(15)	74	(7)	0	(77)	(6)		60	0		0	0		0	(6)	171
Equity	366	7	(1)	10	(5)	0	0	0		(3)	0		(4)	0		0	(1)	369
Life finance instruments	1,669	0	0	49	(94)	0	0	0		87	0		0	0		0	(55)	1,656
Other investments	2,035	7	(1)	59	(99)	0	0	0		84	0		(4)	0		0	(56)	2,025
Loans	8,950	207	(189)	23	(81)	631	(518)	0		(7)	0		0	0		0	(242)	8,774
of which commercial and industrial loans	5,735	144	(109)	0	(58)	357	(351)	0		45	0		0	0		0	(136)	5,627
of which financial institutions	1,729	63	(81)	0	0	25	(135)	0		(57)	0		0	0		0	(47)	1,497
Other intangible assets (mortgage servicing rights)	112	0	0	0	0	0	0	0		0	0		(2)	0		0	(4)	106
Other assets	7,087	103	(733)	460	(3,930)	396	(138)	(94)		(46)	0		(1)	0		0	(37)	3,067
of which loans held-for-sale [2]	6,768	97	(733)	437	(3,918)	396	(138)	(94)		(21)	0		(1)	0		0	(30)	2,763
Total assets at fair value	33,021	1,390	(1,858)	3,137	(6,453)	1,602	(1,965)	(89)		703	0		(8)	0		0	(769)	28,711
Liabilities (CHF million)
Customer deposits	254	0	0	0	0	18	0	0		10	0		0	0		0	(2)	280
Obligation to return securities received as collateral	0	0	0	18	0	0	0	0		0	0		0	0		0	(1)	17
Trading liabilities	4,615	140	(288)	10	(10)	300	(1,141)	59		400	0		(5)	0		0	(118)	3,962
of which interest rate derivatives	578	3	(21)	0	0	81	(36)	13		56	0		0	0		0	(21)	653
of which foreign exchange derivatives	329	0	(1)	0	0	5	(12)	1		95	0		0	0		0	(12)	405
of which equity/index-related derivatives	1,347	82	(142)	0	0	71	(109)	28		(32)	0		0	0		0	(31)	1,214
of which credit derivatives	1,757	53	(119)	0	0	78	(907)	17		251	0		0	0		0	(36)	1,094
Short-term borrowings	72	10	0	0	0	47	(39)	0		(2)	0		0	0		0	(3)	85
Long-term debt	14,123	956	(430)	0	0	804	(3,562)	11		257	0		1	0		(172)	(377)	11,611
of which structured notes over two years	9,924	659	(425)	0	0	729	(226)	11		146	0		0	0		(172)	(360)	10,286
of which non-recourse liabilities	3,197	0	0	0	0	19	(3,227)	0		26	0		0	0		0	15	30
Other liabilities	2,491	99	(45)	11	(26)	1	(45)	(35)		(28)	(1)		(117)	0		0	(65)	2,240
of which failed sales	454	26	(14)	8	(3)	0	0	0		16	0		0	0		0	(17)	470
Total liabilities at fair value	21,555	1,205	(763)	39	(36)	1,170	(4,787)	35		637	(1)		(121)	0		(172)	(566)	18,195
Net assets/(liabilities) at fair value	11,466	185	(1,095)	3,098	(6,417)	432	2,822	(124)		66	1		113	0		172	(203)	10,516
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (64) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

132 / 133

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
1Q15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	12	0	0		0	0		0	(2)	87
Debt	4,461	154	(396)	668	(773)	0	0	(6)		47	0		0	(184)	3,971
of which corporates	1,430	19	(55)	127	(265)	0	0	(5)		72	0		0	(86)	1,237
of which RMBS	612	114	(128)	319	(231)	0	0	(1)		21	0		0	(8)	698
of which CMBS	257	15	(41)	133	(28)	0	0	2		(26)	0		0	(3)	309
of which CDO	1,421	6	(130)	75	(128)	0	0	(1)		5	0		0	(30)	1,218
Equity	896	51	(84)	109	(97)	0	0	(8)		26	0		0	(17)	876
Derivatives	6,823	889	(432)	0	0	542	(1,946)	(14)		132	0		1	(172)	5,823
of which interest rate products	1,803	16	(172)	0	0	229	(120)	(14)		(341)	0		0	(40)	1,361
of which equity/index-related products	1,063	247	(37)	0	0	113	(176)	3		84	0		1	(21)	1,277
of which credit derivatives	2,569	620	(223)	0	0	95	(1,392)	(2)		88	0		0	(71)	1,684
Other	4,323	294	(342)	1,783	(1,395)	0	(66)	1		113	0		0	(71)	4,640
Trading assets	16,503	1,388	(1,254)	2,560	(2,265)	542	(2,012)	(27)		318	0		1	(444)	15,310
Investment securities	3	0	(64)	163	0	0	(4)	7		3	0		0	4	112
Equity	549	0	0	8	(18)	0	0	0		(18)	0		(18)	(27)	476
Life finance instruments	1,834	0	0	50	(74)	0	0	0		46	0		0	(34)	1,822
Other investments	2,383	0	0	58	(92)	0	0	0		28	0		(18)	(61)	2,298
Loans	9,353	274	(643)	297	(527)	425	(411)	0		(44)	0		(5)	(210)	8,509
of which commercial and industrial loans	5,853	177	(160)	0	(365)	377	(263)	0		3	0		(5)	(150)	5,467
of which financial institutions	1,494	65	(1)	0	(21)	48	(56)	0		(44)	0		(1)	(27)	1,457
Other intangible assets (mortgage servicing rights)	70	0	0	0	0	0	0	0		(2)	0		0	(1)	67
Other assets	7,468	938	(1,377)	1,514	(1,252)	325	(565)	0		20	0		0	(253)	6,818
of which loans held-for-sale	6,851	936	(1,331)	1,496	(1,217)	325	(565)	2		32	0		0	(240)	6,289
Total assets at fair value	35,857	2,600	(3,338)	4,592	(4,136)	1,304	(2,992)	(20)		323	0		(22)	(967)	33,201
Liabilities (CHF million)
Customer deposits	100	0	(20)	0	0	0	0	0		2	0		0	(7)	75
Trading liabilities	6,417	772	(804)	9	(2)	266	(1,655)	20		209	0		0	(147)	5,085
of which interest rate derivatives	1,202	29	(169)	0	0	53	(82)	(12)		(14)	0		0	(25)	982
of which foreign exchange derivatives	560	3	0	0	0	1	(28)	0		(127)	0		0	(12)	397
of which equity/index-related derivatives	1,466	8	(395)	0	0	56	(135)	27		225	0		0	(28)	1,224
of which credit derivatives	2,760	727	(238)	0	0	90	(1,358)	5		134	0		0	(73)	2,047
Short-term borrowings	95	23	(9)	0	0	57	(21)	0		(5)	0		0	(2)	138
Long-term debt	14,608	633	(508)	0	0	2,722	(1,637)	2		(141)	0		0	(267)	15,412
of which structured notes over two years	10,267	28	(400)	0	0	1,911	(1,156)	4		(95)	0		0	(190)	10,369
of which non-recourse liabilities	2,952	597	(36)	0	0	261	(188)	(1)		(69)	0		0	(55)	3,461
Other liabilities	3,363	17	(1,140)	72	(49)	0	(157)	(8)		57	7		134	(86)	2,210
of which failed sales	616	4	(2)	66	(36)	0	0	0		29	0		0	(9)	668
Total liabilities at fair value	24,583	1,445	(2,481)	81	(51)	3,045	(3,470)	14		122	7		134	(509)	22,920
Net assets/(liabilities) at fair value	11,274	1,155	(857)	4,511	(4,085)	(1,741)	478	(34)		201	(7)		(156)	(458)	10,281
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
134 / 135

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	1Q16				1Q15
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(58)	114	56	[1]	167	(163)	4	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	95	(8)	87		(388)	(43)	(431)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q16 were CHF 1,390 million, primarily from trading assets and loans. The transfers were primarily in the corporate credit and emerging markets businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q16 were CHF 1,858 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit businesses and the Strategic Resolution Unit due to increased availability of pricing information.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple and volatility.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, credit spread, basis spread and gap risk.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques.

Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, EBITDA multiple, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the net asset value practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as collateralized financing entities, are measured on the basis of the more observable fair value of the VIEs financial liabilities.
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, price, volatility, volatility skew, funding spread and recovery rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, gap risk and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.

For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 1Q16	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153	Discounted cash flow	Funding spread, in bp	350	450	361
Securities received as collateral	17	–	–	–	–	–
Debt	4,426
of which corporates	2,067
of which	403	Option model	Correlation, in %	(87)	98	36
of which	1,395	Market comparable	Price, in %	0	146	84
of which RMBS	483	Discounted cash flow	Discount rate, in %	1	40	7
			Prepayment rate, in %	0	33	9
			Default rate, in %	0	13	3
			Loss severity, in %	0	100	54
of which CMBS	145	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	1	22	8
			Prepayment rate, in %	0	16	4
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	5
of which CDO	1,461
of which	280	Discounted cash flow	Discount rate, in %	2	32	16
			Prepayment rate, in %	0	20	16
			Credit spread, in bp	154	307	205
			Default rate, in %	0	25	5
			Loss severity, in %	0	100	43
of which	788	Market comparable	Price, in %	206	206	206
Equity	795
of which	154	Option model	Volatility, in %	51	53	51
of which	443	Market comparable	EBITDA multiple	3	11	8
			Price, in %	0	165	22
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,659
of which interest rate products	883	Option model	Correlation, in %		16	100	60
			Prepayment rate, in %		1	36	15
			Volatility skew, in %		(7)	0	(2)
			Credit spread, in bp		130	2,335	160
of which equity/index-related products	1,250
of which	801	Option model	Correlation, in %		(87)	98	13
			Volatility, in %		0	200	26
			Buyback probability, in %	[2]	50	100	63
			Gap risk, in %	[3]	0	4	1
of which	77	Market comparable	EBITDA multiple		4	10	7
of which credit derivatives	1,013	Discounted cash flow	Credit spread, in bp		2	3,142	668
			Recovery rate, in %		0	71	23
			Discount rate, in %		1	54	19
			Default rate, in %		1	35	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	97
			Prepayment rate, in %		0	13	5
			Funding spread, in bp		52	68	66
Other	4,518
of which	3,564	Market comparable	Price, in %		0	105	47
of which	902	Discounted cash flow	Market implied life expectancy, in years		3	17	9
Trading assets	14,398
Investment securities	171	–	–		–	–	–
Private equity	7	–	–		–	–	–
Other equity investments	362	–	–		–	–	–
Life finance instruments	1,656	Discounted cash flow	Market implied life expectancy, in years		2	20	7
Other investments	2,025
Loans	8,774
of which commercial and industrial loans	5,627
of which	3,730	Discounted cash flow	Credit spread, in bp		69	2,528	413
of which	1,160	Market comparable	Price, in %		0	117	67
of which financial institutions	1,497
of which	1,418	Discounted cash flow	Credit spread, in bp		80	849	369
of which	55	Market comparable	Price, in %		0	100	97
Other intangible assets (mortgage servicing rights)	106	–	–		–	–	–
Other assets	3,067
of which loans held-for-sale	2,763
of which	294	Vendor price	Price, in %		25	100	96
of which	862	Discounted cash flow	Credit spread, in bp		117	1,603	591
			Recovery rate, in %		0	1	1
of which	1,596	Market comparable	Price, in %		0	104	72
Total level 3 assets at fair value	28,711
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,563
of which corporates	1,745
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	871
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model	Correlation, in %		17	100	63
			Prepayment rate, in %		1	36	16
			Volatility skew, in %		(8)	0	(2)
			Mean reversion, in %	[2]	5	10	10
			Credit spread, in bp		130	1,687	330
of which equity/index-related products	936
	778	Option model	Correlation, in %		(87)	99	23
			Volatility, in %		0	253	26
	109	Market comparable	EBITDA multiple		4	10	7
			Price, in %		97	97	97
of which credit derivatives	1,568	Discounted cash flow	Credit spread, in bp		1	2,349	331
			Recovery rate, in %		0	60	23
			Discount rate, in %		2	50	19
			Default rate, in %		1	35	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	85
			Prepayment rate, in %		0	12	4
			Funding spread, in bp		61	68	67
Other	4,266
of which	2,859	Market comparable	Price, in %		0	106	45
of which	865	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	14,531
Investment securities	148	–	–		–	–	–
Other equity investments	366	–	–		–	–	–
Life finance instruments	1,669	Discounted cash flow	Market implied life expectancy, in years		2	20	8
Other investments	2,035
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow	Credit spread, in bp		70	2,528	474
of which	1,146	Market comparable	Price, in %		0	106	65
of which financial institutions	1,729
	1,451	Discounted cash flow	Credit spread, in bp		84	826	359
	109	Market comparable	Price, in %		0	100	98
Other intangible assets (mortgage servicing rights)	112	–	–		–	–	–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price	Price, in %		0	101	97
of which	722	Discounted cash flow	Credit spread, in bp		99	3,220	515
			Recovery rate, in %		1	1	1
of which	2,251	Market comparable	Price, in %		0	104	76
Total level 3 assets at fair value	33,021
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value
end of 1Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	280	–	–		–	–	–
Obligation to return securities received as collateral	17	–	–		–	–	–
Trading liabilities	3,962
of which interest rate derivatives	653	Option model	Basis spread, in bp		(15)	63	31
			Correlation, in %		16	100	86
			Prepayment rate, in %		0	36	8
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	405	Option model	Correlation, in %		(10)	70	55
			Prepayment rate, in %		25	36	30
of which equity/index-related derivatives	1,214	Option model	Correlation, in %		(87)	98	16
			Volatility, in %		2	200	27
			Buyback probability, in %	[3]	50	100	63
of which credit derivatives	1,094	Discounted cash flow	Credit spread, in bp		3	3,142	399
			Discount rate, in %		1	40	18
			Default rate, in %		1	33	5
			Recovery rate, in %		0	75	36
			Loss severity, in %		15	100	64
			Correlation, in %		16	96	84
			Funding spread, in bp		51	111	74
			Prepayment rate, in %		0	13	5
Short-term borrowings	85	–	–		–	–	–
Long-term debt	11,611
of which structured notes over two years	10,286
of which	9,238	Option model	Correlation, in %		(87)	99	41
			Volatility, in %		2	200	29
			Buyback probability, in %	[3]	50	100	63
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(110)	(1)	(36)
of which	621	Discounted cash flow	Credit spread, in bp		6	2,047	288
of which non-recourse liabilities	30	Market comparable	Price, in %		0	87	12
Other liabilities	2,240
of which failed sales	470
of which	396	Market comparable	Price, in %		0	100	88
of which	42	Discounted cash flow	Credit spread, in bp		655	911	751
			Discount rate, in %		7	32	17
Total level 3 liabilities at fair value	18,195
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	254	–	–		–	–	–
Trading liabilities	4,615
of which interest rate derivatives	578	Option model	Basis spread, in bp		(7)	53	25
			Correlation, in %		17	100	75
			Mean reversion, in %	[2]	5	10	8
			Prepayment rate, in %		0	36	9
			Gap risk, in %	[3]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	329	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		24	36	30
of which equity/index-related derivatives	1,347	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	26
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,757	Discounted cash flow	Credit spread, in bp		1	1,687	275
			Discount rate, in %		2	50	19
			Default rate, in %		1	33	5
			Recovery rate, in %		8	60	27
			Loss severity, in %		15	100	64
			Correlation, in %		17	95	80
			Funding spread, in bp		51	68	68
			Prepayment rate, in %		0	12	5
Short-term borrowings	72	–	–		–	–	–
Long-term debt	14,123
of which structured notes over two years	9,924	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	28
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	3	1
			Credit spread, in bp		153	182	177
of which non-recourse liabilities	3,197
of which	3,183	Vendor price	Price, in %		0	101	97
of which	14	Market comparable	Price, in %		0	87	9
Other liabilities	2,491
of which failed sales	454
of which	379	Market comparable	Price, in %		0	106	90
of which	68	Discounted cash flow	Credit spread, in bp		571	1,687	1,425
			Discount rate, in %		7	23	15
Total level 3 liabilities at fair value	21,555
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.

EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions
end of	1Q16							4Q15
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		2		0		2	0
Equity funds	72		1,486	[1]	1,558	0		79		1,606	[2]	1,685	0
Equity funds sold short	0		(8)		(8)	0		0		(6)		(6)	0
Total funds held in trading assets and liabilities	72		1,478		1,550	0		81		1,600		1,681	0
Debt funds	204		44		248	0		184		76		260	1
Equity funds	1		0		1	0		0		0		0	0
Others	0		22		22	0		0		35		35	0
Hedge funds	205		66	[3]	271	0		184		111	[4]	295	1
Debt funds	7		0		7	5		11		0		11	17
Equity funds	231		0		231	58		437		0		437	115
Real estate funds	222		0		222	57		282		0		282	76
Others	157		0		157	76		312		0		312	141
Private equities	617		0		617	196		1,042		0		1,042	349
Equity method investments	551		166		717	96		660		196		856	100
Total funds held in other investments	1,373		232		1,605	292		1,886		307		2,193	450
Total fair value	1,445	[5]	1,710	[6]	3,155	292	[7]	1,967	[5]	1,907	[6]	3,874	450	[7]
1
38% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on an annual basis with a notice period of more than 60 days, 24% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 7% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on an annual basis with a notice period of more than 60 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
64% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 30% is redeemable on demand with a notice period primarily of less than 30 days, and 6% is redeemable on an annual basis with a notice period of more than 60 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

5 Includes CHF 141 million and CHF 464 million attributable to noncontrolling interests in 1Q16 and 4Q15, respectively.
6 Includes CHF 2 million and CHF 9 million attributable to noncontrolling interests in 1Q16 and 4Q15, respectively.
7 Includes CHF 81 million and CHF 176 million attributable to noncontrolling interests in 1Q16 and 4Q15, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of period’s end unless otherwise stated.
Nonrecurring fair value changes
end of	1Q16	4Q15
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.3	0.1
of which level 2	0.3	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s election of the fair value option for certain of its financial statement captions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	1Q16			4Q15
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,738	5,568	(3,830)	1,628	5,019	(3,391)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	2	0	2	2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	92,788	92,626	162	83,565	83,397	168
Loans	21,521	22,857	(1,336)	20,820	22,289	(1,469)
Other assets [1]	11,782	17,112	(5,330)	23,906	30,308	(6,402)
Due to banks and customer deposits	(963)	(856)	(107)	(913)	(826)	(87)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(25,421)	(25,400)	(21)	(32,398)	(32,381)	(17)
Short-term borrowings	(3,185)	(3,309)	124	(3,112)	(3,263)	151
Long-term debt	(69,104)	(74,093)	4,989	(80,931)	(85,335)	4,404
Other liabilities	(1,029)	(2,569)	1,540	(984)	(2,619)	1,635
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	1Q16		1Q15
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0		2	[1]
of which related to credit risk	0		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	389	[1]	299	[1]
Other investments	146	[2]	(11)	[3]
of which related to credit risk	(5)		0
Loans	582	[2]	171	[1]
of which related to credit risk	(60)		(15)
Other assets	(118)	[2]	60	[1]
of which related to credit risk	(101)		(4)
Due to banks and customer deposits	(40)	[2]	37	[2]
of which related to credit risk	(1)		31
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(69)	[2]	66	[2]
Short-term borrowings	252	[2]	(23)	[2]
of which related to credit risk	–		1	[4]
Long-term debt	(120)	[1]	904	[2]
of which related to credit risk	–		95	[4]
Other liabilities	121	[2]	84	[3]
of which related to credit risk	77		8
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (60) million and CHF 127 million in 1Q15, respectively.

The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and cumulatively that is attributable to the changes in instrument-specific credit risk. In addition it includes the gains and losses related to instrument-specific credit risk that was previously recorded in AOCI that have been transferred during the period to net income.
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI		[1]	Gains/(losses) recorded in AOCI transferred to net income	[1]
in	1Q16	Cumulatively		1Q16
Financial instruments (CHF million)
Deposits	0	1		0
Long-term debt	1,392	1,833		0
of which treasury debt over two years	571	793		0
of which structured notes over two years	818	1,024		0
Total	1,392	1,834		0
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q16
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	43,423	0	43,423	0	43,423
Loans	244,916	0	247,448	6,651	254,099
Other financial assets [1]	150,744	94,190	54,953	1,881	151,024
Financial liabilities
Due to banks and deposits	364,478	197,983	166,424	0	364,407
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,729	0	14,729	0	14,729
Short-term borrowings	11,582	0	11,586	0	11,586
Long-term debt	114,386	0	114,882	716	115,598
Other financial liabilities [2]	65,424	2,528	62,428	604	65,560
4Q15 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	39,485	0	39,485	0	39,485
Loans	248,326	0	250,639	6,150	256,789
Other financial assets [1]	148,491	92,547	54,359	1,893	148,799
Financial liabilities
Due to banks and deposits	359,614	206,475	153,545	0	360,020
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	116,676	0	117,321	778	118,099
Other financial liabilities [2]	63,921	32	63,440	578	64,050
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

30 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q16	4Q15
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	127,309	137,330
of which encumbered	81,716	91,278
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q16	4Q15
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	431,873	422,269
of which sold or repledged	192,885	186,132
31 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 2.1 billion.
In 1Q16, the Group recorded net litigation provisions of CHF 73 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On April 22, 2016, the US District Court for the Southern District of New York (SDNY) entered judgment without any admission of liability against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates in favor of the National Credit Union Administration, as liquidating agent of the Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union, in the amount of USD 50.3 million (plus attorneys’ fees and costs to be determined), resolving all claims related to approximately USD 229 million of RMBS at issue.
Rates-related matters
Another complaint has been filed against Credit Suisse Group AG and affiliates, along with other financial institutions, relating to interest rate swaps in the SDNY. This lawsuit was brought by TeraExchange LLC, a swap execution facility, and affiliates. The complaint makes similar allegations to those in the class actions.
On April 11, 2016, Credit Suisse AG, New York Branch entered into a settlement agreement with plaintiffs in a pending consolidated civil class action lawsuit in the SDNY relating to the alleged manipulation of the ISDAFIX rate for US dollars. The settlement provides for dismissal of the case with prejudice and a settlement payment of USD 50 million by Credit Suisse. On May 3, 2016, plaintiffs filed a motion for preliminary approval of the settlement, along with settlements with six other financial institutions. The settlements remain subject to court approval.
CDS-related matters
On April 18, 2016, the SDNY entered an order granting final approval to the settlement agreements between the putative class action plaintiffs and Credit Suisse and the other defendants, and entering final judgment and dismissal of the parties’ respective actions.
32 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
As part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and US Federal Reserve regulation on establishing Intermediate Holding Companies in the US for non-US banks, legal entities are re-parented as subsidiaries of Credit Suisse (USA), Inc. Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 1Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,665	2,806		4,471	71		43		4,585
Interest expense	(1,046)	(1,508)		(2,554)	(85)		65		(2,574)
Net interest income	619	1,298		1,917	(14)		108		2,011
Commissions and fees	765	1,839		2,604	6		65		2,675
Trading revenues	(766)	360		(406)	59		76		(271)
Other revenues	225	26		251	(366)	[2]	338		223
Net revenues	843	3,523		4,366	(315)		587		4,638
Provision for credit losses	1	140		141	0		9		150
Compensation and benefits	804	1,699		2,503	5		(26)		2,482
General and administrative expenses	484	1,380		1,864	(19)		3		1,848
Commission expenses	57	326		383	0		4		387
Restructuring expenses	120	113		233	0		22		255
Total other operating expenses	661	1,819		2,480	(19)		29		2,490
Total operating expenses	1,465	3,518		4,983	(14)		3		4,972
Income/(loss) from continuing operations before taxes	(623)	(135)		(758)	(301)		575		(484)
Income tax expense/(benefit)	(253)	(48)		(301)	1		121		(179)
Net income/(loss)	(370)	(87)		(457)	(302)		454		(305)
Net income/(loss) attributable to noncontrolling interests	18	(25)		(7)	0		4		(3)
Net income/(loss) attributable to shareholders	(388)	(62)		(450)	(302)		450		(302)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 1Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(370)	(87)		(457)	(302)	454		(305)
Gains/(losses) on cash flow hedges	0	46		46	0	0		46
Foreign currency translation	(580)	(256)		(836)	2	(21)		(855)
Unrealized gains/(losses) on securities	0	4		4	0	1		5
Actuarial gains/(losses)	7	3		10	0	95		105
Net prior service credit/(cost)	0	0		0	0	(28)		(28)
Gains/(losses) on liabilities relating to credit risk	49	1,043		1,092	88	86		1,266
Other comprehensive income/(loss), net of tax	(524)	840		316	90	133		539
Comprehensive income/(loss)	(894)	753		(141)	(212)	587		234
Comprehensive income/(loss) attributable to noncontrolling interests	(5)	(40)		(45)	0	24		(21)
Comprehensive income/(loss) attributable to shareholders	(889)	793		(96)	(212)	563		255
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 1Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,691	2,672		4,363	69		58		4,490
Interest expense	(1,063)	(1,249)		(2,312)	(81)		55		(2,338)
Net interest income	628	1,423		2,051	(12)		113		2,152
Commissions and fees	947	1,978		2,925	2		52		2,979
Trading revenues	78	1,328		1,406	(8)		(8)		1,390
Other revenues	114	43		157	1,076	[2]	(1,107)		126
Net revenues	1,767	4,772		6,539	1,058		(950)		6,647
Provision for credit losses	0	20		20	0		10		30
Compensation and benefits	1,001	1,954		2,955	29		(8)		2,976
General and administrative expenses	438	1,316		1,754	(26)		10		1,738
Commission expenses	61	328		389	0		3		392
Total other operating expenses	499	1,644		2,143	(26)		13		2,130
Total operating expenses	1,500	3,598		5,098	3		5		5,106
Income/(loss) from continuing operations before taxes	267	1,154		1,421	1,055		(965)		1,511
Income tax expense	94	355		449	1		27		477
Net income/(loss)	173	799		972	1,054		(992)		1,034
Net income/(loss) attributable to noncontrolling interests	(15)	(1)		(16)	0		(4)		(20)
Net income/(loss) attributable to shareholders	188	800		988	1,054		(988)		1,054
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 1Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	173	799		972	1,054	(992)		1,034
Gains/(losses) on cash flow hedges	0	22		22	(14)	0		8
Foreign currency translation	(349)	(1,140)		(1,489)	(3)	(1)		(1,493)
Unrealized gains/(losses) on securities	0	7		7	0	3		10
Actuarial gains/(losses)	9	8		17	0	72		89
Net prior service credit/(cost)	(4)	1		(3)	0	(18)		(21)
Other comprehensive income/(loss), net of tax	(344)	(1,102)		(1,446)	(17)	56		(1,407)
Comprehensive income/(loss)	(171)	(303)		(474)	1,037	(936)		(373)
Comprehensive income/(loss) attributable to noncontrolling interests	(37)	(17)		(54)	0	10		(44)
Comprehensive income/(loss) attributable to shareholders	(134)	(286)		(420)	1,037	(946)		(329)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,042	89,201		92,243	685	1,282		94,210
Interest-bearing deposits with banks	64	4,620		4,684	5	(3,821)		868
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	108,015	28,563		136,578	0	(367)		136,211
Securities received as collateral	23,624	2,136		25,760	0	0		25,760
Trading assets	54,148	133,598		187,746	0	(196)		187,550
Investment securities	1,066	1,703		2,769	3,676	(3,302)		3,143
Other investments	2,090	3,958		6,048	47,331	(47,085)		6,294
Net loans	11,775	240,555		252,330	138	17,780		270,248
Premises and equipment	882	3,526		4,408	0	201		4,609
Goodwill	707	3,114		3,821	0	867		4,688
Other intangible assets	146	40		186	0	0		186
Brokerage receivables	17,493	18,009		35,502	0	2		35,504
Other assets	13,511	31,075		44,586	316	(275)		44,627
Total assets	236,563	560,098		796,661	52,151	(34,914)		813,898
Liabilities and equity (CHF million)
Due to banks	206	24,215		24,421	2,122	(2,582)		23,961
Customer deposits	0	333,168		333,168	0	11,377		344,545
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	71,830	(31,680)		40,150	0	0		40,150
Obligation to return securities received as collateral	23,624	2,136		25,760	0	0		25,760
Trading liabilities	12,436	41,267		53,703	0	(121)		53,582
Short-term borrowings	47,653	(32,885)		14,768	300	(300)		14,768
Long-term debt	23,258	154,740		177,998	4,512	980		183,490
Brokerage payables	28,652	13,228		41,880	0	0		41,880
Other liabilities	11,579	28,371		39,950	220	145		40,315
Total liabilities	219,238	532,560		751,798	7,154	9,499		768,451
Total shareholders' equity	16,960	26,829		43,789	44,997	(43,789)		44,997
Noncontrolling interests	365	709		1,074	0	(624)		450
Total equity	17,325	27,538		44,863	44,997	(44,413)		45,447

Total liabilities and equity	236,563	560,098		796,661	52,151	(34,914)		813,898
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,496	85,025		90,521	942	865		92,328
Interest-bearing deposits with banks	70	4,883		4,953	5	(4,091)		867
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	105,469	17,967		123,436	0	(387)		123,049
Securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading assets	59,297	131,799		191,096	0	(359)		190,737
Investment securities	1,009	1,689		2,698	4,092	(3,700)		3,090
Other investments	2,693	4,094		6,787	46,795	(46,561)		7,021
Net loans	13,000	241,915		254,915	139	17,941		272,995
Premises and equipment	899	3,540		4,439	0	205		4,644
Goodwill	731	3,198		3,929	0	879		4,808
Other intangible assets	152	44		196	0	0		196
Brokerage receivables	17,630	16,910		34,540	0	2		34,542
Other assets	24,382	33,528		57,910	228	(121)		58,017
Total assets	258,102	545,829		803,931	52,201	(35,327)		820,805
Liabilities and equity (CHF million)
Due to banks	62	21,398		21,460	2,152	(2,558)		21,054
Customer deposits	1	331,699		331,700	0	11,005		342,705
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	77,028	(30,430)		46,598	0	0		46,598
Obligation to return securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading liabilities	11,062	37,992		49,054	0	(83)		48,971
Short-term borrowings	43,518	(34,861)		8,657	300	(300)		8,657
Long-term debt	39,127	152,967		192,094	5,025	489		197,608
Brokerage payables	28,399	11,053		39,452	0	0		39,452
Other liabilities	13,209	28,506		41,715	342	174		42,231
Total liabilities	239,680	519,561		759,241	7,819	8,727		775,787
Total shareholders' equity	17,684	25,722		43,406	44,382	(43,406)		44,382
Noncontrolling interests	738	546		1,284	0	(648)		636
Total equity	18,422	26,268		44,690	44,382	(44,054)		45,018

Total liabilities and equity	258,102	545,829		803,931	52,201	(35,327)		820,805
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AMF	Asset Management Finance LLC
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CCP	Central Counterparty
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFE	Collateralized financing entity
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
COO	Chief Operating Officer
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
EC	European Commission
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ERISA	Employee Retirement Security Act of 1974
ESMA	European Securities and Markets Authority
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FIFA	Fédération Internationale de Football Association
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-20	Group of Twenty Finance Ministers and Central Bank Governors
GDP	Gross Domestic Product
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
H
HNWI	High-net-worth individual
I
IPO	Initial public offering
IRC	US Internal Revenue Code
ISDA	International Swaps and Derivatives Association
L
LCR	Liquidity coverage ratio
M
MiFID II	Revised Markets in Financial Instruments Directive
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SBS	Security-based swap
SCNY	Supreme Court for the State of New York, New York County
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	1Q16	2015		2014		2013
Share price (common shares, CHF)
Average	15.80	23.85		26.52		26.74
Minimum	12.31	18.22		23.77		22.90
Maximum	21.31	27.89		30.08		30.29
End of period	13.61	21.69		25.08		27.27
Share price (American Depositary Shares, USD)
Average	15.89	25.43		28.98		28.85
Minimum	12.68	20.48		24.84		24.56
Maximum	21.36	29.69		33.19		33.84
End of period	14.13	21.69		25.08		30.84
Market capitalization
Market capitalization (CHF million)	26,640	42,456		40,308		43,526
Market capitalization (USD million)	27,658	42,456		40,308		49,224
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of May 9, 2016	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	Baa3	BBB+	A
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A2	A	A
Outlook	Stable	Stable	Positive

Financial calendar and contacts
Financial calendar
Second quarter results 2016	Thursday, July 28, 2016

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPD 1
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 866 249 2593
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of			Average in
	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
1 USD / CHF	0.96	0.99	0.97	1.00	1.00	0.95
1 EUR / CHF	1.09	1.08	1.04	1.09	1.09	1.07
1 GBP / CHF	1.38	1.47	1.44	1.42	1.51	1.45
100 JPY / CHF	0.85	0.82	0.81	0.86	0.82	0.80

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

Credit Suisse Annual Reporting Suite

Our 2015 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

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Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520124 English / 229006E